                                            Filed Pursuant to Rule 424(b)(3)
                                                 Registration No. 333-82428



PROSPECTUS
                                3,000,000 SHARES

                            (BANC CORPORATION LOGO)

                                  COMMON STOCK

     We are selling shares of our common stock. Our common stock is quoted on the Nasdaq National Market under the symbol "TBNC." The last reported sale price for our common stock on March 19, 2002, was $6.50 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE YOU MAKE YOUR INVESTMENT DECISION.

                                                              PER SHARE      TOTAL
                                                              ---------   -----------
Price to Public.............................................  $  6.125    $18,375,000
Underwriting Discount.......................................  $   .429    $ 1,287,000
Proceeds, before expenses, to The Banc Corporation..........  $  5.696    $17,088,000

     The underwriters may also purchase up to an additional 450,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION OR REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THESE SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY.

     The underwriters expect to deliver the shares against payment in New York, New York, on or about March 22, 2002.
                             ---------------------

Sandler O'Neill & Partners, L.P.                              Trident Securities
                             ---------------------

                 The date of this prospectus is March 19, 2002.

                                     (MAP)

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Prospectus Summary..........................................     1
Risk Factors................................................     8
Forward-Looking Statements..................................    12
Use of Proceeds.............................................    13
Price Range of Our Common Stock.............................    14
Dividend Policy.............................................    14
Dilution....................................................    15
Capitalization..............................................    16
Selected Financial Data.....................................    17
Unaudited Pro Forma Condensed Consolidated Financial
  Statements................................................    19
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    24
Business....................................................    42
Supervision and Regulation..................................    47
Management..................................................    52
Principal Stockholders......................................    64
Description of Capital Stock................................    66
Underwriting................................................    69
Experts.....................................................    71
Legal Matters...............................................    71
Where You Can Find More Information.........................    71
Index to Financial Statements...............................   F-1

                             ---------------------

     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                             ---------------------

                               PROSPECTUS SUMMARY

     This summary highlights selected information from this document and may not contain all of the information that is important to you. You should read carefully this entire document.

                              THE BANC CORPORATION

     The Banc Corporation is a Delaware-chartered financial holding company headquartered in Birmingham, Alabama. We provide banking and other financial services in Alabama and the panhandle of Florida through The Bank, our wholly owned subsidiary. The Bank is an Alabama-chartered bank with 21 locations in Alabama and 13 in the panhandle of Florida operating under a single charter. We believe that we are the largest independent community bank covering markets in both Alabama and the panhandle of Florida. As of December 31, 2001, we had assets of approximately $1.2 billion, loans of approximately $1.0 billion, deposits of approximately $952 million and stockholders' equity of approximately $77 million.

     Background. We were founded in 1998 by our Chairman and Chief Executive Officer, James A. Taylor. Mr. Taylor began his banking career in 1981 through the acquisition of a single bank with total assets of approximately $17 million. Mr. Taylor has been successful in acquiring community banks, many of which were underperforming, then managing and growing these banks into profitable banking operations. Mr. Taylor accomplished this through a business model that emphasized strong asset quality as well as local deposit and lending decisions supported by centralized management oversight. Mr. Taylor also opened de novo banks in attractive high growth markets. By 1986, Mr. Taylor had assimilated six community banks into one holding company, Alabama National BanCorporation. Mr. Taylor served as Chairman and Chief Executive Officer of Alabama National, expanding the company through a combination of acquisitions and internal growth to $807 million in assets and total equity of $56 million after giving effect to the merger of Alabama National with National Commerce Corporation in 1995. Mr. Taylor remained with Alabama National as Chairman and Chief Executive Officer through his retirement in April of 1996.

     After his retirement, various investors approached Mr. Taylor about reentering the banking business in Alabama or other southeastern states. He decided to return to banking in the fall of 1997 when he identified and purchased a building in downtown Birmingham, which had been the original headquarters of AmSouth Bank. In October 1997, Mr. Taylor and 26 investors, many of whom were investors in Alabama National BanCorporation, acquired interests in Warrior Capital Corporation, the bank holding company for Warrior Savings Bank. Warrior Savings Bank was a commercial bank with $69 million in assets and three branches in northern Jefferson County as of September 30, 1997. In February 1998, Warrior Savings Bank changed its name to The Bank. In September 1998, Warrior Capital Corporation merged into The Banc Corporation. Following the purchase of the headquarters building and the acquisition of Warrior Capital Corporation, Mr. Taylor began the process of assembling his management team and pursuing acquisition opportunities.

     During the fall of 1998, The Banc Corporation acquired four financial institutions: City National Corporation ($84 million in assets), Commerce Bank of Alabama, Inc. ($105 million in assets), First Citizens Bancorp, Inc. ($35 million in assets) and Commercial Bancshares of Roanoke, Inc. ($42 million in assets). Our plan was to initially acquire smaller banks located in communities that offered modest growth opportunities but provided earnings, low cost deposits and high yielding loans. As a result of these acquisitions and our de novo branches in Birmingham and Decatur, we grew from $69 million in assets and three branches as of September 30, 1997 to $441 million in assets ($630 million after giving effect to acquisitions completed in 1999 accounted for as poolings of interest) and 16 branches by December 31, 1998. These transactions provided us with the earnings, market presence and asset size to support our initial public offering in December of 1998, which raised gross proceeds of $12.6 million.

     In 1999, we began to focus on higher growth markets in Alabama and the panhandle of Florida. In Alabama, we concentrated on the Huntsville and Birmingham markets. As of December 31, 2001, approximately 22% of our loans and 12% of our deposits were located in Birmingham. We also acquired BankersTrust of Alabama, Inc. ($35 million in assets)in July 1999, moving us into the Huntsville,

Alabama market. As of December 31, 2001, approximately 9% of our loans and 11% of our deposits were located in the Huntsville market. We acquired Emerald Coast Bancshares, Inc. in February 1999 ($92 million in assets) and both C&L Banking Corporation ($49 million in assets) and C&L Bank of Blountstown ($56 million in assets) in June 1999. As of December 31, 2001, approximately 32% of our loans and 30% of our deposits were located in Florida.

     In addition to our expansion into higher growth areas in Alabama and the panhandle of Florida, we also acquired three branches in Southeast Alabama and opened a de novo branch in Andalusia, Alabama in November of 1999. These transactions are consistent with our strategy of pursuing opportunistic transactions in contiguous markets where we believe we can attract experienced management and generate profitable returns. As a result of this activity, we grew from $630 million in assets and 16 branches as of December 31, 1998 to $827 million in assets and 27 branches as of December 31, 1999.

     From December 31, 1999 to December 31, 2001, we did not complete any acquisitions but focused on internal growth and opened new branches in Destin, Santa Rosa Beach and Panama City, Florida in the fall of 2001. We also closed three redundant branches which we acquired in our smaller community markets in Alabama. Overall, we grew assets by more than $379 million from $827 million at December 31, 1999 to $1.2 billion on December 31, 2001.

     On February 15, 2002, we closed our acquisition of CF Bancshares, Inc., a unitary thrift holding company. As of September 30, 2001, CF Bancshares had approximately $105 million in assets with offices in Port St. Joe, Apalachicola and Mexico Beach, Florida. We are opening a branch in Carrabelle, Florida in the summer of 2002. We acquired all of CF Bancshares' common stock for aggregate consideration of $15.5 million to be paid in a combination (to be determined) of cash and common stock of The Banc Corporation. As a result of the CF Bancshares acquisition, we now have over $456 million in assets in Florida.

     Assimilation of Banking Operations. Since completing our acquisition of BankersTrust in July of 1999, we have concentrated on supplementing our management team, generating internal growth and integrating our acquisitions. We have assembled a team of seasoned financial services professionals, with our top six senior executives having over 120 years of professional banking experience. This team has focused on (1) standardizing our credit review process, (2) centralizing our operations and upgrading our management information systems and
(3) instilling a sales culture throughout The Bank.

     - Standardizing credit review process. We have strengthened credit administration and internal loan review by hiring additional experienced personnel from two regional banks and enhancing policies, procedures and systems with respect to all aspects of lending. We have standardized our loan underwriting process, including documentation and key qualification criteria, and implemented this process throughout our lending operations. See "Business -- Lending Activities" for a discussion of our loan underwriting process.

     - Centralizing operations and upgrading management information systems. We have consolidated all of our operations into a centralized data processing center, and we believe that we have more than sufficient capacity to handle our current operations and other foreseeable growth. We have significantly strengthened our internal reporting and management information systems to provide senior management access to more timely and complete data regarding all aspects of our operations.

     - Instilling a sales culture throughout The Bank. In 2001, all local presidents and branch managers received formal training on creating and embedding a sales culture in their respective branches. Each of these individuals has prepared a sales program for their branch which has been reviewed by senior management of The Bank. All branch managers and their employees are entitled to receive additional cash and stock compensation based upon their performance.

     With the significant investment in infrastructure, personnel and systems in 2000 and 2001, we believe we have substantially addressed our credit review process, centralized our operations and instilled a sales culture. As a result, we intend to focus more intently on enhancing asset quality and improving operating efficiency.

     - Enhancing asset quality. In conjunction with strengthening our credit administration and internal loan review, we have reviewed substantially all of our loans. Due in large part to this analysis and current economic conditions, our fourth quarter of 2001 provision for loan losses was $4.9 million and charged off loans were $2.7 million. For the year ended December 31, 2001, the provision for loan losses was $7.5 million. As a result of this provision of $7.5 million, the ratio of the allowance for loan losses to loans net of unearned income was 1.26% as of December 31, 2001. Historically, approximately 79% of our net charge-offs related to loans that were assumed through acquisitions, while 21% related to loans that were generated internally.

     - Improving Operating Efficiency. Since our inception, we have grown through acquisitions, internal growth and branching. Following each of our acquisitions, we have expended substantial managerial, operating, financial and other resources to integrate these entities. In addition, we have typically maintained the acquired entity's management and staff. As a result of this increase in personnel and the corresponding investment in infrastructure and systems, our efficiency ratio has been negatively impacted. As we are just over three years old and still in the early stages of the execution of our business plan, we have not yet reached economies of scale that a mature banking company would expect. In addition, in 2001, we incurred approximately $1.7 million in non-recurring noninterest expense related to data processing conversion, write-offs of obsolete equipment and litigation. We believe that we now have substantial capacity to grow our operations without significant further investment in infrastructure. As such, as we continue to expand our franchise in our targeted market areas, we anticipate that our efficiency ratio will improve toward our goal of 65% in three to four years.

     Market Areas. Our primary markets are located throughout the northern half of Alabama and the panhandle of Florida. A number of once independent community banks in our market areas have been acquired by larger bank holding companies. We believe that consolidation of local banks into these larger institutions provides us with an excellent opportunity to expand our market share.

     We have specifically targeted Birmingham and Huntsville, Alabama and the panhandle of Florida as our best opportunities for internal growth. Birmingham is the largest city in Alabama and one of the largest banking centers in the country as measured by domiciled deposits. Birmingham is a recognized leader in medical research and is well situated to take advantage of Alabama's growing auto manufacturing industry which includes Mercedes Benz of North America and Honda Corporation. Birmingham has a median family income of $51,100 and an unemployment rate of 3.1% for 2001, substantially better than the Alabama average. (Sources: U.S. Department of Housing and Urban Development and Alabama Department of Industrial Relations).

     Huntsville is the third largest city in Alabama and is home to the Marshall Space Flight Center, the Redstone Arsenal and attendant defense and technology businesses. Huntsville has 14% employment in high-tech manufacturing and services and a well educated population. Huntsville plays a key role in the development of missile defense systems with Boeing employing about 1,300 people in this work in Huntsville. Huntsville was ranked third among top high-tech cities in 2001 and had the fifth highest concentration of software employment nationwide (Source: Center for Business and Economic Research, The University of Alabama). Huntsville has a median family income of $60,600 and an unemployment rate of 3.1% for 2001. (Sources: U.S. Department of Housing and Urban Development and Alabama Department of Industrial Relations).

     Our Florida community bank franchise stretches along Florida's "Emerald Coast," from Destin to Apalachicola Bay, with approximately $456 million in assets (including the CF Bancshares acquisition). This is one of the fastest growing areas in Florida, a state known for its tourism industry and high population growth rate. We focused on the panhandle of Florida because of its potential for economic growth, attractive tourism industry, retiree population, and construction and other lending opportunities. We have three branches serving the Port St. Joe, Mexico Beach and Apalachicola markets and a fourth is planned for the summer of 2002. We believe Port St. Joe is the only undeveloped deep water port on the

Gulf Coast. The St. Joe Company, which we believe is one of the largest property owners in the State of Florida, has begun to develop its extensive real estate holdings in that area.

     Management. We believe we have assembled a seasoned management team with particular experience in the southeastern banking market. Our senior management team, with over 120 years of professional banking experience, consists of the following individuals: James A. Taylor, Chairman of the Board and Chief Executive Officer and Chairman of the Board of The Bank; James A. Taylor, Jr., President and Chief Operating Officer; David R. Carter, Executive Vice President and Chief Financial Officer; Don J. Giardina, President and Chief Executive Officer of The Bank; John S. Meriwether, Executive Vice President and Chief Credit Officer of The Bank; and William Morgan, Senior Vice
President -- Operations of The Bank. We believe our current management team provides us with the experience to grow substantially without requiring significant additions to our senior management team.

     As part of our acquisition strategy, we have traditionally retained local management and advisory directors to capitalize on their knowledge of the local community. Presently, we have 13 individual presidents who act as regional executives responsible for the day to day operations and decisions for between one and five branches. We require our presidents to live in their specific market area and encourage them to be an active member of their community. This approach permits The Bank to target individuals and small to medium-sized regional businesses that prefer local decision-making and personalized service. In addition, we believe that the history of achievement and leadership of these presidents and advisory directors gives us a competitive advantage relative to the larger bank holding companies in our market areas.

     Our executive officers and directors have a substantial ownership interest in our common stock. At December 31, 2001, these individuals owned or controlled approximately 31% of our outstanding shares.

     Current Business Strategy. Having grown to $1.2 billion in assets as of December 31, 2001 and developed an infrastructure capable of managing and operating a larger institution, we believe The Bank is now poised to deliver expanded services to its customers and attractive financial returns to our shareholders. Our near term business strategy includes the following:

     - Improve profitability. Now that The Bank's investment in infrastructure is largely complete, we believe that we can substantially grow our franchise without material additional expenditures or hiring of senior management personnel. We intend to focus on enhancing asset quality, improving efficiency, increasing noninterest income and asset growth. As such, we believe that our profitability will improve as we grow The Bank's revenues going forward.

     - Expand products and services. The Bank currently offers a wide range of products and services, including a variety of deposit and loan products, cash management services, internet banking, and telephone banking. In 2002, The Bank intends to enhance brokerage and investment products, as well as introduce life and health insurance and annuity products.

     - Continue to build customer relationships. We intend to build our core business of generating and maintaining profitable banking relationships with small and medium sized businesses, professional firms and individuals through local decision-making, effective customer response time and strong relationships with local civic and community organizations.

     - Market expansion. We will also look for opportunities to expand our franchise into high growth markets in the Southeast on a selective and opportunistic basis. Additionally, we believe we have a tremendous opportunity to increase our market share through selective branching, retention of local management and enhanced marketing efforts utilizing common branding identification.

     The primary purpose of this offering is to increase our capital base to permit growth. The additional capital will enable us to pursue a unique opportunity to build market share in one of our target markets created by the acquisition of CF Bancshares.

     Our principal executive offices are located at 17 North 20th Street Birmingham, Alabama 35203, and our telephone number is (205) 327-3600.

                                  THE OFFERING

Common stock offered..........   3,000,000 shares(1)

Common stock outstanding after
this offering.................   17,481,445(2)

Net proceeds..................   We anticipate that our net proceeds from this
                                 offering, without the exercise of the
                                 over-allotment option, will be approximately
                                 $16.7 million.

Use of proceeds...............   We will use the proceeds to repay approximately
                                 $14.0 million of outstanding debt which was incurred in the $15.5 million acquisition of CF
                                 Bancshares. We will use the remainder as working capital for future internal growth, possible acquisitions and general corporate purposes.

Nasdaq National Market
symbol........................   TBNC
---------------

(1) This number assumes the underwriters' over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 450,000 shares.

(2) The number of shares outstanding after the offering excludes 1,500,000 shares reserved for issuance under our stock option plans, of which options to purchase 1,032,009 shares at an average option price of $6.44 have been granted as of December 31, 2001. Assumes that 235,000 shares are issued in connection with the acquisition of CF Bancshares.

                                  RISK FACTORS

     See "Risk Factors" on page 8 for a discussion of certain risks related to an investment in our common stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected financial data from our consolidated financial statements and should be read in conjunction with our consolidated financial statements including the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 24. The selected historical financial data as of December 31, 2001 and 2000 and for each of the three years ended December 31, 2001 is derived from our audited consolidated financial statements and related notes included in this prospectus. See "The Banc Corporation and Subsidiaries Consolidated Financial Statements."

                                              AT OR FOR THE YEAR ENDED DECEMBER 31, (1)
                                       --------------------------------------------------------
                                          2001         2000        1999       1998       1997
                                       ----------   ----------   --------   --------   --------
                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF FINANCIAL CONDITION
  DATA:
Total assets.........................  $1,206,405   $1,029,215   $827,427   $630,089   $461,956
Loans, net of unearned income........     999,156      808,145    632,777    431,931    282,902
Allowance for loan losses............      12,546        8,959      8,065      6,466      3,741
Investment securities................      68,847       95,705     70,916     98,208     98,885
Deposits.............................     952,235      827,304    682,517    531,070    395,222
Advances from FHLB...................     135,900      104,300     62,500     23,160         --
Guaranteed preferred beneficial
  interest in The Banc Corporation's
  subordinated debentures............      31,000       15,000         --         --         --
Stockholders' equity.................      76,853       74,875     68,848     65,967     53,716

INCOME STATEMENT DATA:
Interest income......................  $   90,351   $   75,035   $ 55,557   $ 42,472   $ 33,705
Interest expense.....................      48,359       39,921     26,749     20,206     15,793
                                       ----------   ----------   --------   --------   --------
  Net interest income................      41,992       35,114     28,808     22,266     17,912
Provision for loan losses............       7,454        4,961      2,850      4,657      2,685
                                       ----------   ----------   --------   --------   --------
Net interest income after provision
  for loan losses....................      34,538       30,153     25,958     17,609     15,227
Noninterest income...................       9,773        7,822      6,164      4,081      3,019
Merger related costs.................          --           --        744      1,466         --
Other noninterest expense............      38,497       32,118     27,938     20,663     14,776
Distributions on guaranteed preferred
  beneficial interest in our
  subordinated debentures............       2,159          504         --         --         --
                                       ----------   ----------   --------   --------   --------
  Income (loss) before income
     taxes...........................       3,655        5,353      3,440       (439)     3,470
Income tax expense (benefit).........         966          996        520       (724)     1,074
                                       ----------   ----------   --------   --------   --------
Net income...........................  $    2,689   $    4,357   $  2,920   $    285   $  2,396
                                       ==========   ==========   ========   ========   ========
PER SHARE DATA:
Earnings per share -- basic..........  $     0.19   $     0.30   $   0.20   $   0.02   $   0.23
Earnings per share -- diluted........  $     0.19   $     0.30   $   0.20   $   0.02   $   0.22
Weighted average shares
  outstanding -- basic...............      14,272       14,384     14,335     13,115     10,553
Weighted average shares
  outstanding -- diluted.............      14,302       14,387     14,362     13,210     10,672
Book value per share.................  $     5.41   $     5.22   $   4.79   $   4.69   $   4.30
Tangible book value per share........  $     4.98   $     4.76   $   4.28   $   4.63   $   4.27
Common shares outstanding at end of
  period.............................      14,217       14,345     14,385     14,077     12,478

                                                                            (See
footnotes on following page.)

                                              AT OR FOR THE YEAR ENDED DECEMBER 31, (1)
                                       --------------------------------------------------------
                                          2001         2000        1999       1998       1997
                                       ----------   ----------   --------   --------   --------
PERFORMANCE RATIOS AND OTHER DATA:
Return on average assets.............        0.23%        0.48%      0.41%      0.05%      0.58%
Return on average stockholders'
  equity.............................        3.53         6.03       4.33       0.51       5.57
Net interest margin(2)(3)............        4.04         4.36       4.55       4.73       4.84
Net interest spread(3)(4)............        3.54         3.83       3.98       3.96       3.98
Noninterest income to average
  assets.............................        0.85         0.86       0.86       0.77       0.74
Noninterest expense to average
  assets(5)(6).......................        3.53         3.58       3.98       4.17       3.60
Efficiency ratio(6)(7)...............       78.17        75.31      80.91      82.50      69.40
Average loan to average deposit
  ratio..............................      100.40        95.64      89.71      74.77      70.37
Average interest-earning assets to
  average interest-bearing
  liabilities........................      110.83       110.54     113.73     118.45     120.44
ASSET QUALITY RATIOS:
Allowance for loan losses to
  nonperforming loans................      100.99%       90.85%    216.22%    172.93%    146.42%
Allowance for loan losses to loans,
  net of unearned income.............        1.26         1.11       1.27       1.50       1.32
Nonperforming loans to loans, net of
  unearned income....................        1.24         1.22       0.59       0.56       0.89
Nonaccrual loans to loans, net of
  unearned income....................        0.79         1.16       0.49       0.35       0.41
Net loan charge-offs to average
  loans..............................        0.42         0.57       0.90       0.67       0.58
Net charge-offs as a percentage of:
  Provision for loan losses..........       51.88        81.98     169.89      49.39      54.60
  Allowance for loan losses..........       30.82        45.40      60.04      35.57      39.19
CAPITAL RATIOS:
Tier-1 risk-based capital............        9.44%       10.26%      9.41%     13.92%     13.80%
Total risk-based capital.............       11.41        11.36      10.61      15.05      15.00
Leverage.............................        7.92         8.47       7.74      10.59      11.05

---------------

(1) Information for the years ended December 31, 1998 and 1997 has been restated for the poolings of interests completed during 1999.

(2) Net interest income divided by average earning assets.

(3) Calculated on a tax equivalent basis.

(4) Yield on average interest-earning assets less rate on average interest-bearing liabilities.

(5) Includes merger related expenses of $744,000 and $1.5 million in 1999 and 1998, respectively.

(6) Distributions on guaranteed preferred beneficial interest in our subordinated debentures are included in noninterest expense.

(7) Efficiency ratio is calculated by dividing noninterest expense by the sum of noninterest income plus net interest income on a fully tax equivalent basis.

                                  RISK FACTORS

     You should be aware of the risks and uncertainties associated with an investment in our common stock. Specifically, there are risks and uncertainties that could affect our future financial results and that may cause our future earnings and financial condition to be less favorable than our expectations.

WE MAY NOT BE ABLE TO MAINTAIN OUR HISTORICAL GROWTH RATE, WHICH MAY ADVERSELY IMPACT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

     We have grown substantially in the past few years from $441 million ($630 million after giving effect to acquisitions completed in 1999 accounted for as poolings of interest) in total assets at December 31, 1998 to $1.2 billion in total assets at December 31, 2001. This growth has been achieved through a combination of internal growth and acquisitions. Our future profitability will depend in part on our continued ability to grow. In recent years, we have incurred substantial expenses to centralize our operations, hire additional employees to supplement our management team and upgrade our management information systems to build an infrastructure to support our future growth. We may not be able to sustain our historical rate of growth or may not even be able to grow at all. We may not be able to obtain the financing necessary to fund additional growth and may not be able to find suitable candidates for acquisition. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may impede or prohibit our opening of new branch offices. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected due to existing high levels of operating costs in relation to our current asset base.

WE MAY BE UNABLE TO COMPLETE ACQUISITIONS, AND ONCE COMPLETE, WE MAY NOT BE ABLE TO INTEGRATE OUR ACQUISITIONS SUCCESSFULLY.

     Our growth strategy includes our ability to acquire other financial institutions. We may not be able to complete any future acquisitions and, if completed, we may not be able to successfully integrate the operations, management, products and services of the entities we acquire. Following each acquisition, we must expend substantial managerial, operating, financial and other resources to integrate these entities. Our failure to successfully integrate the entities we acquire into our existing operations may adversely affect our results of operations and financial condition.

IF OUR ALLOWANCE FOR LOAN LOSSES IS NOT SUFFICIENT TO COVER ACTUAL LOAN LOSSES, OUR EARNINGS WOULD DECREASE.

     Our loan customers may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. We may experience significant loan losses which could have a material adverse effect on our operating results. Management makes various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We maintain an allowance for loan losses in an attempt to cover any loan losses which may occur. In determining the size of the allowance, we rely on an analysis of our loan portfolio based on historical loss experience, volume and types of loans, trends in classifications, volume and trends in delinquencies and non-accruals, national and local economic conditions and other pertinent information. If our assumptions are wrong, our current allowance may not be sufficient to cover future loan losses, and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Material additions to our allowance would materially decrease our net income. Our provisions for loan losses were $7.5 million, $5.0 million and $2.9 million for the years ended December 31, 2001, 2000 and 1999, respectively.

     In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a negative effect on our operating results.

GEOGRAPHIC CONCENTRATION AND LOCAL ECONOMIC CONDITIONS MAY AFFECT OUR PROFITABILITY.

     Substantially all of The Bank's deposits and assets at December 31, 2001 were derived either from operations in Alabama or from operations in markets in Florida. As of December 31, 2001, approximately 70.9% of total assets and 69.9% of total deposits were derived from operations in Alabama, and 29.1% of total assets and 30.1% of total deposits were derived from operations in Florida. Consequently, our profitability may be negatively affected by factors that have a significant impact on general economic conditions in each of these states. Adverse changes in economic or other conditions in our geographic markets may impair The Bank's ability to collect loans and could otherwise negatively affect our financial condition and results of operations.

OUR SIGNIFICANT INCREASE IN CONSTRUCTION AND LAND DEVELOPMENT LENDING ADVERSELY AFFECTED ASSET QUALITY.

     The Bank's expansion in the Florida market area as well as Birmingham and Huntsville, Alabama has provided us with significant opportunities to increase our loan portfolio, particularly in construction and land development loans. Accordingly, from December 31, 2000 to December 31, 2001, our construction and land development loans increased from $100.4 million to $200.3 million. Although construction and land development loans generally provide for higher interest rates and shorter terms than single-family residential mortgage loans, such loans generally have a relatively higher degree of credit risk. Nonperforming construction and land development loans have increased from $867,000 at December 31, 2000 to $2.9 million at December 31, 2001.

OUR SMALL TO MEDIUM-SIZED BUSINESS CUSTOMERS MAY HAVE FEWER FINANCIAL RESOURCES TO WEATHER A DOWNTURN IN THE ECONOMY.

     One of the primary focal points of our business development and marketing strategy is serving the banking and financial services needs of small to medium-sized businesses. At December 31, 2001, approximately $261.2 million, or 26.1% of our total loan portfolio consisted of commercial and industrial loans, $200.3 million, or 20.0% were construction and land development loans, and $194.5 million, or 19.5% were commercial real estate loans. Small to medium-sized businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions are unfavorable for Alabama or the Florida panhandle, the businesses of our customers and their ability to repay outstanding loans may be negatively affected. As a consequence, our results of operations and financial condition may be adversely affected.

FLUCTUATIONS IN INTEREST RATES COULD REDUCE OUR PROFITABILITY. WE REALIZE INCOME PRIMARILY FROM THE DIFFERENCE BETWEEN INTEREST EARNED ON LOANS AND INVESTMENTS AND THE INTEREST PAID ON DEPOSITS AND BORROWINGS.

     Our earnings are significantly dependent on our net interest income. We expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this "gap" may work against us, and our earnings may be negatively affected. We are unable to predict fluctuations of market interest rates, which are affected by many factors, including the following:

     - inflation;

     - recession;

     - a rise in unemployment;

     - tightening money supply; and

     - domestic and international disorder and instability in domestic and foreign financial markets.

     Although our asset/liability management strategy is designed to control our risk from changes in market interest rates, we may not be able to prevent changes in interest rates from having a material adverse effect on our results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Market Risk -- Interest Rate Sensitivity."

LOSS OF OUR SENIOR EXECUTIVE OFFICERS OR OTHER KEY EMPLOYEES COULD IMPAIR OUR RELATIONSHIP WITH OUR CUSTOMERS AND ADVERSELY AFFECT OUR BUSINESS.

     Our success is dependent upon the continued service and skills of James A. Taylor, our Chairman of the Board and Chief Executive Officer, and other senior officers. Loss of the services of any of these key personnel could have a negative impact on our business because of their skills, years of industry experience and the difficulty of promptly finding qualified replacement personnel.

OUR BUSINESS IS DEPENDENT ON TECHNOLOGY, AND AN INABILITY TO INVEST IN TECHNOLOGICAL IMPROVEMENTS MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

     The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. We have consolidated all of our operations into a centralized data processing network and have recently upgraded our management information systems. Our future success will depend in part upon our ability to create additional efficiencies in our operations, particularly in light of our past and projected growth strategy. Many of our competitors have substantially greater resources to invest in technological improvements. There can be no assurance that our technological improvements will increase our operational efficiency or that we will be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

ALTHOUGH PUBLICLY TRADED, OUR COMMON STOCK HAS SUBSTANTIALLY LESS LIQUIDITY THAN THE AVERAGE TRADING MARKET FOR A STOCK QUOTED ON THE NASDAQ NATIONAL MARKET, AND OUR PRICE MAY FLUCTUATE IN THE FUTURE.

     Although our common stock is listed for trading on the National Market of the Nasdaq Stock Market, the trading market in our common stock has substantially less liquidity than the average trading market for companies quoted on the Nasdaq National Market. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Although we believe that this offering will improve the liquidity of the market for our common stock, no assurance can be given that the offering will increase the volume of trading in our common stock.

     The market price of our common stock may fluctuate in the future, and these fluctuations may be unrelated to our performance. General market price declines or overall market volatility in the future could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

COMPETITION WITH OTHER FINANCIAL INSTITUTIONS COULD ADVERSELY AFFECT OUR PROFITABILITY.

     We face vigorous competition from banks and other financial institutions, including savings and loan associations, savings banks, finance companies and credit unions. A number of these banks and other financial institutions have substantially greater resources and lending limits, larger branch systems and a wider array of banking services. To a limited extent, we also compete with other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies, insurance companies and governmental organizations which may offer more favorable financing than we can. Some of our nonbank competitors are not subject to the same extensive regulations that govern us. This competition may reduce or limit our margins on banking services, reduce our market share and adversely affect our results of operations and financial condition.

IF A CHANGE IN CONTROL OR CHANGE IN MANAGEMENT IS DELAYED OR PREVENTED, THE MARKET PRICE OF OUR COMMON STOCK COULD BE NEGATIVELY AFFECTED.

     Provisions in our corporate documents, as well as certain federal and state regulations, may make it difficult, and expensive, to pursue a tender offer, change in control or takeover attempt that our board of directors opposes. As a result, our stockholders may not have an opportunity to participate in such a transaction, and the trading price of our stock may not rise to the level of other institutions that are more vulnerable to hostile takeovers. Anti-takeover provisions contained in our Restated Certificate of Incorporation also will make it more difficult for an outsider to remove our current board of directors or management.

THERE ARE RESTRICTIONS ON THE BANK'S ABILITY TO PAY DIVIDENDS WHICH MAY BE NECESSARY TO FUND OUR OPERATIONS.

     We conduct our principal business operations through our subsidiaries. We will derive cash available to pay dividends and fund our operations primarily, if not entirely, from dividends paid by our subsidiaries. The Bank is regulated by Alabama laws restricting the declaration and payment of dividends to 90% of annual net income until its surplus funds equal at least 20% of its capital stock. The Bank has surplus in excess of this amount as of December 31, 2001. As a member of the Federal Reserve System, The Bank is also subject to dividend limitations imposed by the Federal Reserve. Federal law further prohibits an insured institution from making any capital distribution, including dividends, if after making the distribution, the institution would not satisfy one or more of its minimum capital requirements. Moreover, the federal bank regulatory agencies also have the general authority to limit dividends paid by insured banks if such payments may be deemed to constitute an unsafe or unsound banking practice.

THE AMOUNT OF OUR COMMON STOCK OWNED BY AND OTHER COMPENSATION ARRANGEMENTS WITH OUR OFFICERS AND DIRECTORS MAY IMPEDE POTENTIAL TAKEOVERS.

     As of December 31, 2001, directors and executive officers owned or controlled approximately 31% of the outstanding shares of our common stock. See "Principal Stockholders." Accordingly, if the directors and executive officers were to act in concert, they would likely have the ability to control the board of directors and therefore, our business and policies. As a result, our management has significant control. In addition, our Executive Incentive Compensation Plan provides that participants will receive a one-time cash bonus equal to 3% of the amount that the total market capitalization (as defined in the plan) on the determination date exceeds the total market capitalization on January 5, 2000. Currently, there is only one participant in this plan. The determination date is the earlier of January 5, 2003 or the date we cease to be a public company. Employment agreements with our senior management also provide for significant payments under certain circumstances following a change in control. These compensation arrangements, common stock ownership of our board and management, along with the potential exercises of stock options, could make it difficult or expensive to obtain majority support for stockholder proposals or potential acquisitions of us that our directors and officers oppose. See "Management -- Employment Agreements" and " -- Incentive Plans" beginning on pages 59 and 61, respectively.

THE MARKET PRICE OF OUR SHARES MAY DECLINE AS A RESULT OF SUBSTANTIAL SALES OF OUR COMMON STOCK.

     Upon completion of this offering, we will have outstanding 17,481,445 shares of common stock. The 3,000,000 shares of common stock sold in this offering and the 235,000 shares that we assume are issuable by us in connection with our acquisition of CF Bancshares will be freely tradeable without restriction or further registration under the federal securities laws unless held by our "affiliates" as that term is defined in Rule 144 under the Securities Act. We and our directors and executive officers have agreed that we will not, for a period of 180 days following the date of this prospectus, without the prior written consent of Sandler O'Neill & Partners, L.P., dispose of or hedge any of our common stock. Following this offering, based on the share ownership of such persons as of December 31, 2001 and assuming no exercise of the underwriters' over-allotment option and assuming that 235,000 shares will be issued by us in connection with our acquisition of CF Bancshares, our directors and officers will in the aggregate hold approximately

25% of our common stock, not including shares issuable upon the exercise of options and warrants. Future sales or the perception that such sales could occur at the expiration of the 180 day period by us or our directors or our executive officers could adversely affect the prevailing market price of our common stock.

RECENT TERRORIST ATTACKS IN THE UNITED STATES HAVE AFFECTED THE STOCK MARKET AND THE GENERAL ECONOMY.

     On September 11, 2001, terrorists carried out attacks that destroyed the World Trade Center in New York and badly damaged the Pentagon outside Washington, D.C. In the wake of these attacks, stock prices broadly declined from the prices that existed prior to the attacks. In addition to affecting the stock markets, the terrorist attacks may affect the national and international economies because of the uncertainties that exist as to how the United States will respond in the future and as to whether additional attacks will be carried out against the United States. These uncertainties contributed to a slowdown in economic activity in the United States in the fourth quarter of 2001. The weakened economy did have and may in the future have the effect of decreasing our loan demand and increasing our loan delinquencies.

                           FORWARD-LOOKING STATEMENTS

     The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by us or on our behalf. The presentations, and certain of the other disclosures in this prospectus, including any statements preceded by, followed by or which include the words "may," "could," "should," "will," "would," "hope," "might," "believe," "expect," "anticipate," "estimate," "intend," "plan," "assume" or similar expressions constitute forward-looking statements.

     These forward-looking statements, implicitly and explicitly, include the assumptions underlying the statements and other information with respect to our beliefs, plans, objectives, goals, expectations, anticipations, estimates, intentions, financial condition, results of operations, future performance and business, including our expectations and estimates with respect to our revenues, expenses, earnings, return on equity, return on assets, efficiency ratio, asset quality and other financial data and capital and performance ratios.

     Although we believe that the expectations reflected in our forward-looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors (some of which are beyond our control). The following factors, among others, could cause our financial performance to differ materially from our goals, plans, objectives, intentions, expectations, and other forward-looking statements:

     - the strength of the United States economy in general and the strength of the regional and local economies in which we conduct operations;

     - the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System;

     - inflation, interest rate, market and monetary fluctuations;

     - our ability to successfully integrate the assets, liabilities, customers, systems and management we acquire or merge into our operations;

     - our timely development of new products and services to a changing environment, including the features, pricing and quality compared to the products and services of our competitors;

     - the willingness of users to substitute competitors' products and services for our products and services;

     - the impact of changes in financial services policies, laws and regulations, including laws, regulations and policies concerning taxes, banking, securities and insurance, and the application thereof by regulatory bodies;

     - technological changes;

     - changes in consumer spending and savings habits;

     - regulatory or judicial proceedings; and

     - the other risks set forth under "Risk Factors" beginning on page 8.

     If one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this prospectus. Therefore, we caution you not to place undue reliance on our forward-looking information and statements.

     We do not intend to update our forward-looking information and statements, whether written or oral, to reflect change. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of 3,000,000 shares of our common stock in this offering will be approximately $16.7 million (approximately $19.3 million if the underwriters' over-allotment option is exercised in full), assuming a public offering price of $6.125 per share, and after deducting the underwriting discounts and commissions and our estimated offering expenses.

     We intend to use approximately $14.0 million of the net proceeds to discharge indebtedness incurred in the CF Bancshares acquisition under a $15.0 million line of credit maturing on May 1, 2005 with an interest rate of LIBOR plus 1.75 basis points (3.62% as of March 19, 2002). We intend to use the balance of the proceeds for general corporate purposes and working capital to position The Banc Corporation for future internal growth and possible acquisitions of other financial institutions or their assets and related liabilities. We frequently evaluate acquisition opportunities and from time to time enter into discussions regarding possible acquisitions. However, we do not have any specific plans, arrangements, agreements or understandings with any other person for any acquisitions at the current time.

     We will invest a portion of the remaining net proceeds in The Bank, where such proceeds would be available for general corporate purposes, including funding of The Bank's lending and investment activities. Pending such uses, the net proceeds will be invested in a variety of short-term assets, including federal funds, interest-bearing deposits in other banks and similar investments.

                        PRICE RANGE OF OUR COMMON STOCK

     Our common stock trades on the Nasdaq National Market under the symbol "TBNC." As of March 19, 2002, there were approximately 916 record holders of our common stock.

     The following table sets forth, for the indicated periods, the high and low sales prices of our common stock as reported by the Nasdaq National Market.

                                                              HIGH     LOW
                                                              -----   -----
2000
First Quarter...............................................  $8.00   $6.00
Second Quarter..............................................   6.63    4.63
Third Quarter...............................................   8.00    5.00
Fourth Quarter..............................................   7.75    4.94

2001
First Quarter...............................................  $6.38   $5.00
Second Quarter..............................................   7.10    5.00
Third Quarter...............................................   7.35    6.51
Fourth Quarter..............................................   7.30    6.15

2002
First Quarter (through March 19, 2002)......................  $6.98   $5.76

     On March 19, 2002, the last reported sale price of our common stock reported on the Nasdaq National Market was $6.50 per share.

                                DIVIDEND POLICY

     Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. We have never declared or paid any dividends on our common stock. We will derive cash available to pay dividends, primarily, if not entirely, from dividends paid by our subsidiaries. There are certain restrictions on The Bank's ability to pay dividends or otherwise transfer funds to us and on our ability to pay dividends. Regulatory restrictions on dividends paid by The Bank and by The Banc Corporation are discussed under "Supervision and Regulation -- >Dividends." Our ability to pay dividends to our stockholders will depend on our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to our common stock and other factors deemed relevant by our board of directors. We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

                                    DILUTION

     The net tangible book value of our common stock as of December 31, 2001 was $70.8 million, or $4.980 per share. Net tangible book value per share represents the equity of our stockholders, less intangible assets, divided by the number of shares of our common stock outstanding. The dilution of the net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after completion of this offering. After (i) giving effect to the sale by us of 3,000,000 shares of our common stock offered hereby at a price to the public of $6.125 per share and the application of the estimated net proceeds therefrom, not including possible issuance of an additional 450,000 shares pursuant to the underwriters' over-allotment, (ii) deducting the estimated underwriting discounts and commissions and offering expenses payable by us, and (iii) giving effect to the goodwill acquired in the CF Bancshares acquisition, our pro forma net tangible book value as of December 31, 2001, would have been $81.6 million, or $4.678 per share. This represents an immediate increase in proforma net tangible book value of $.120 per share to existing investors and an immediate dilution in net tangible book value of $1.447 per share to new investors purchasing our common stock in this offering, as illustrated in the following table:

Price to the public per share...............................  $ 6.125
                                                              -------
  Net tangible book value per share at December 31,
     2001(1)................................................  $ 4.980
  Decrease in net tangible book value attributable to CF
     Bancshares acquisition(4)..............................   (0.422)
  Increase in net tangible book value per share attributable
     to new investors(2)(3).................................    0.120
                                                              -------
Net tangible book value per share at December 31, 2001......  $ 4.678
                                                              -------
     Dilution per share to new investors....................  $ 1.447
                                                              =======

     The following table summarizes, on a pro forma basis, as of December 31, 2001, the tangible book value of the outstanding shares and the total consideration and average price paid per share by the new investors for the shares purchased in this offering (amounts in thousands, except per share data).

                                               SHARES         TANGIBLE EQUITY
                                          ----------------   -----------------    AVERAGE
                                          NUMBER   PERCENT   NUMBER    PERCENT   PER SHARE
                                          ------   -------   -------   -------   ---------
Equity at December 31, 2001.............  14,217     81.5%   $70,767     86.7%    $4.980
New investors(2)(3).....................  3,235      18.5     18,238     22.3      5.638
Effect of goodwill acquired in CF
  Bancshares acquisition(4).............     --        --     (7,357)   (9.0)         --
                                          ------    -----    -------    -----     ------
     Total..............................  17,452    100.0%   $81,648    100.0%    $4.678
                                          ======    =====    =======    =====     ======

---------------

(1) Does not include total shares of our common stock issuable upon exercise of options under our Second Amended and Restated 1998 Stock Incentive Plan. See "Management -- Incentive Plans."

(2) Net of underwriting discounts of $1.3 million and estimated offering expenses of approximately $400,000.

(3) Assumes 235,000 shares are issued in connection with the acquisition of CF Bancshares.

(4)Tangible equity has been reduced by approximately $7.4 million in goodwill acquired in the CF Bancshares acquisition.

                                 CAPITALIZATION

     The following table sets forth our capitalization and certain capital ratios as of December 31, 2001. Our capitalization is presented:

     - on an actual basis;

     - on a pro forma basis to reflect the effect of the acquisition of CF Bancshares. See "Unaudited Pro Forma Condensed Consolidated Financial Statements."

     - on a pro forma basis to reflect the sale of the shares of common stock offered by us in this offering and the acquisition of CF Bancshares and our receipt of the estimated net proceeds, after deducting the estimated underwriting discounts and the estimated offering expenses that we expect to pay in connection with the offering.

     You should read the information in this table along with "Management's Discussion and Analysis of Financial Condition and Results of Operations", our consolidated financial statements and the related notes and the other financial information included in this prospectus.

                                                                 DECEMBER 31, 2001
                                                    -------------------------------------------
                                                                          PRO FORMA
                                                               --------------------------------
                                                                               ACQUISITION AND
                                                     ACTUAL     ACQUISITION        OFFERING
                                                    --------   -------------   ----------------
                                                              (DOLLARS IN THOUSANDS)
Note payable......................................  $     --     $ 13,950          $     --
Guaranteed preferred beneficial interest in The
  Banc Corporation's subordinated debentures......    31,000       31,000            31,000
Stockholders' equity:
  Preferred Stock, $.001 par value, 5,000,000
    shares authorized, no shares issued and
    outstanding...................................        --           --                --
  Common Stock, $.001 par value, 25,000,000 shares
    authorized, 14,385,021 shares issued and
    14,217,371 shares outstanding -- actual;
    14,620,021 shares issued and 14,452,371 shares
    outstanding -- pro forma (acquisition);
    17,620,021 shares issued and 17,452,371 shares
    outstanding -- pro forma (acquisition and
    offering).....................................        14           14                17
  Surplus.........................................    47,756       49,306            65,991
  Retained earnings...............................    30,329       30,329            30,329
  Accumulated other comprehensive loss............      (322)        (322)             (322)
  Treasury Stock, at cost, 167,650 shares.........      (924)        (924)             (924)
                                                    --------     --------          --------
    Total stockholders' equity....................    76,853       78,403            95,091
                                                    --------     --------          --------
    Total capitalization..........................  $107,853     $123,353          $126,091
                                                    ========     ========          ========
Capital ratios:
  Leverage(1).....................................      7.92%        6.75%             8.37%
  Risk-based capital(2)
    Tier 1........................................      9.44         8.13             10.08
    Total.........................................     11.41        10.19             11.60

---------------

(1) Leverage ratio is defined as Tier 1 capital (using risk-based capital guidelines) as a percent of adjusted average assets. See "Supervision and Regulation -- Capital Adequacy Requirements."

(2) The pro forma risk-based capital ratios have been computed assuming that the net proceeds of this offering, after payment of our indebtedness incurred in the acquisition of CF Bancshares, are invested in assets carrying a risk-weight that is equivalent to our average risk-weight at December 31, 2001. See "Supervision and Regulation -- Capital Adequacy Requirements."

                            SELECTED FINANCIAL DATA

     The following table sets forth selected financial data from our consolidated financial statements and should be read in conjunction with our consolidated financial statements including the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 24. The selected historical financial data as of December 31, 2001 and 2000 and for each of the three years ended December 31, 2001 is derived from our audited consolidated financial statements and related notes included in this prospectus. See "The Banc Corporation and Subsidiaries Consolidated Financial Statements."

                                                    AT OR FOR THE YEAR ENDED DECEMBER 31,(1)
                                            --------------------------------------------------------
                                               2001         2000        1999       1998       1997
                                            ----------   ----------   --------   --------   --------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF FINANCIAL CONDITION DATA (AT
  PERIOD END):
Total assets..............................  $1,206,405   $1,029,215   $827,427   $630,089   $461,956
Loans, net of unearned income.............     999,156      808,145    632,777    431,931    282,902
Allowance for loan losses.................      12,546        8,959      8,065      6,466      3,741
Investment securities.....................      68,847       95,705     70,916     98,208     98,885
Deposits..................................     952,235      827,304    682,517    531,070    395,222
Advances from FHLB........................     135,900      104,300     62,500     23,160         --
Guaranteed preferred beneficial interest
  in The Banc Corporation's subordinated
  debentures..............................      31,000       15,000         --         --         --
Stockholders' equity......................      76,853       74,875     68,848     65,967     53,716

INCOME STATEMENT DATA:
Interest income...........................  $   90,351   $   75,035   $ 55,557   $ 42,472   $ 33,705
Interest expense..........................      48,359       39,921     26,749     20,206     15,793
                                            ----------   ----------   --------   --------   --------
  Net interest income.....................      41,992       35,114     28,808     22,266     17,912
Provision for loan losses.................       7,454        4,961      2,850      4,657      2,685
                                            ----------   ----------   --------   --------   --------
Net interest income after provision for
  loan losses.............................      34,538       30,153     25,958     17,609     15,227
Noninterest income........................       9,773        7,822      6,164      4,081      3,019
Merger related costs......................          --           --        744      1,466         --
Other noninterest expense.................      38,497       32,118     27,938     20,663     14,776
Distributions on guaranteed preferred
  beneficial interest in our subordinated
  debentures..............................       2,159          504         --         --         --
                                            ----------   ----------   --------   --------   --------
  Income (loss) before income taxes.......       3,655        5,353      3,440       (439)     3,470
Income tax expense (benefit)..............         966          996        520       (724)     1,074
                                            ----------   ----------   --------   --------   --------
Net income................................  $    2,689   $    4,357   $  2,920   $    285   $  2,396
                                            ==========   ==========   ========   ========   ========
PER SHARE DATA:
Earnings per share -- basic...............  $     0.19   $     0.30   $   0.20   $   0.02   $   0.23
Earnings per share -- diluted.............  $     0.19   $     0.30   $   0.20   $   0.02   $   0.22
Weighted average shares
  outstanding -- basic....................      14,272       14,384     14,335     13,115     10,553
Weighted average shares
  outstanding -- diluted..................      14,302       14,387     14,362     13,210     10,672
Book value per share......................  $     5.41   $     5.22   $   4.79   $   4.69   $   4.30
Tangible book value per share.............  $     4.98   $     4.76   $   4.28   $   4.63   $   4.27
Common shares outstanding at end of
  period..................................      14,217       14,345     14,385     14,077     12,478

                                              (See footnotes on following page.)

                                               AT OR FOR THE YEAR ENDED DECEMBER 31,(1)
                                       --------------------------------------------------------
                                          2001         2000        1999       1998       1997
                                       ----------   ----------   --------   --------   --------
PERFORMANCE RATIOS AND OTHER DATA:
Return on average assets.............        0.23%        0.48%      0.41%      0.05%      0.58%
Return on average stockholders'
  equity.............................        3.53         6.03       4.33       0.51       5.57
Net interest margin(2)(3)............        4.04         4.36       4.55       4.73       4.84
Net interest spread(3)(4)............        3.54         3.83       3.98       3.96       3.98
Noninterest income to average
  assets.............................        0.85         0.86       0.86       0.77       0.74
Noninterest expense to average
  assets(5)(6).......................        3.53         3.58       3.98       4.17       3.60
Efficiency ratio(6)(7)...............       78.17        75.31      80.91      82.50      69.40
Average loan to average deposit
  ratio..............................      100.40        95.64      89.71      74.77      70.37
Average interest-earning assets to
  average interest-bearing
  liabilities........................      110.83       110.54     113.73     118.45     120.44
ASSET QUALITY RATIOS:
Allowance for loan losses to
  nonperforming loans................      100.99%       90.85%    216.22%    172.93%    146.42%
Allowance for loan losses to loans,
  net of unearned income.............        1.26         1.11       1.27       1.50       1.32
Nonperforming loans to loans, net of
  unearned income....................        1.24         1.22       0.59       0.56       0.89
Nonaccrual loans to loans, net of
  unearned income....................        0.79         1.16       0.49       0.35       0.41
Net loan charge-offs to average
  loans..............................        0.42         0.57       0.90       0.67       0.58
Net charge-offs as a percentage of:
  Provision for loan losses..........       51.88        81.98     169.89      49.39      54.60
  Allowance for loan losses..........       30.82        45.40      60.04      35.57      39.19
CAPITAL RATIOS:
Tier-1 risk-based capital............        9.44%       10.26%      9.41%     13.92%     13.80%
Total risk-based capital.............       11.41        11.36      10.61      15.05      15.00
Leverage.............................        7.92         8.47       7.74      10.59      11.05

---------------

(1) Information for the years ended December 31, 1998 and 1997 has been restated for the poolings of interests completed during 1999.

(2) Net interest income divided by average earning assets.

(3) Calculated on a tax equivalent basis.

(4) Yield on average interest-earning assets less rate on average interest-bearing liabilities.

(5) Includes merger related expenses of $744,000 and $1.5 million in 1999 and 1998, respectively.

(6) Distributions on guaranteed preferred beneficial interest in our subordinated debentures are included in noninterest expense.

(7) Efficiency ratio is calculated by dividing noninterest expense by the sum of noninterest income plus net interest income on a fully tax equivalent basis.

                              UNAUDITED PRO FORMA
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     We are providing the following unaudited pro forma condensed consolidated financial statements to aid you in your analysis of the financial aspects of our recent acquisition of CF Bancshares accounted for as a purchase. The unaudited pro forma condensed consolidated statement of financial condition gives effect to the purchase transaction as if it had occurred on December 31, 2001. The unaudited pro forma condensed consolidated statements of income for the year ended December 31, 2001 give effect to the merger of The Banc Corporation and CF Bancshares, as if the purchase transaction had occurred January 1, 2001. The statements include pro forma adjustments as described in the notes accompanying the financial statements.

     We derived this information from our audited consolidated financial statements for the year ended December 31, 2001 and the unaudited consolidated financial statements of CF Bancshares for the twelve months ended September 30, 2001. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the audited and unaudited historical consolidated financial statements and related notes of The Banc Corporation and CF Bancshares which are included in this prospectus.

     The unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and does not purport to be indicative of the operating results or financial position that would have actually occurred or existed if the consolidation had been in effect on the dates indicated, nor is it indicative of the future operating results or financial position of the consolidated company. The pro forma adjustments are based on the information and assumptions available at the time of the date of this prospectus.

                     THE BANC CORPORATION AND SUBSIDIARIES

       PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
                                  (UNAUDITED)

                                                         HISTORICAL
                                    ----------------------------------------------------
                                                    AS OF
                                    --------------------------------------
                                    DECEMBER 31, 2001   SEPTEMBER 30, 2001
                                    -----------------   ------------------      PRO FORMA ADJUSTMENTS
                                           THE                  CF           ---------------------------     PRO FORMA
                                    BANC CORPORATION        BANCSHARES           DR.             CR.          COMBINED
                                    -----------------   ------------------   -----------     -----------     ----------
                                                                      (IN THOUSANDS)
ASSETS
Cash and due from banks...........     $   31,682            $  3,800                                        $   35,482
Interest bearing deposits in other
  banks...........................            495               5,809                                             6,304
Federal funds sold................         20,000                  --                                            20,000
Investment securities available
  for sale........................         68,847                  --                                            68,847
Investment securities held to
  maturity........................             --               2,673          $    7(a)                          2,680
Mortgage loans held for sale......          1,131                  --                                             1,131
Loans, net of unearned income.....        999,156              88,097                                         1,087,253
Less: Allowance for loan losses...        (12,546)               (358)                                          (12,904)
                                       ----------            --------                                        ----------
    Net loans.....................        986,610              87,739                                         1,074,349
                                       ----------            --------                                        ----------
Premises and equipment, net.......         47,829               2,335             505(a)                         50,669
Accrued interest receivable.......          7,562                 604                                             8,166
Stock in FHLB and Federal Reserve
  Bank............................          8,505                 813                                             9,318
Other assets......................         33,744               1,163           7,357(b)                         42,264
                                       ----------            --------                                        ----------
    Total assets..................     $1,206,405            $104,936                                        $1,319,210
                                       ==========            ========                                        ==========
LIABILITIES AND STOCKHOLDERS'
  EQUITY
Deposits
  Non interest-bearing............     $   94,655            $  6,415                                        $  101,070
  Interest-bearing................        857,580              72,603                          $   736(a)       930,919
                                       ----------            --------                                        ----------
      Total deposits..............        952,235              79,018                                         1,031,989
Advances from FHLB................        135,900              16,250                                           152,150
Other borrowed funds..............            813                  --                                               813
Note payable......................             --                  --                           13,950(c)        13,950
Accrued expenses and other
  liabilities.....................          9,604               1,301                                            10,905
                                       ----------            --------                                        ----------
    Total liabilities.............      1,098,552              96,569                                         1,209,807
Guaranteed preferred beneficial
  interest in our subordinated
  debentures......................         31,000                  --                                            31,000
Stockholders' equity
Common stock......................             14                   2               2(e)                             14
Surplus...........................         47,756               1,436           1,436(e)         1,550(d)        49,306

Retained earnings.................         30,329               6,929           6,929(e)                         30,329
Accumulated other comprehensive
  loss............................           (322)                 --                                              (322)
Treasury stock, at cost...........           (924)                 --                                              (924)
                                       ----------            --------                                        ----------
    Total stockholders' equity....         76,853               8,367                                            78,403
                                       ----------            --------                                        ----------
    Total liabilities and
      stockholders' equity........     $1,206,405            $104,936                                        $1,319,210
                                       ==========            ========                                        ==========

 See notes to unaudited pro forma condensed consolidated financial statements.

                     THE BANC CORPORATION AND SUBSIDIARIES

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                                  (UNAUDITED)

                                                        HISTORICAL
                                  ------------------------------------------------------
                                       FOR THE TWELVE MONTHS ENDING
                                  --------------------------------------
                                  DECEMBER 31, 2001   SEPTEMBER 30, 2001
                                  -----------------   ------------------        PRO FORMA ADJUSTMENTS
                                         THE                  CF            -----------------------------   PRO FORMA
                                  BANC CORPORATION        BANCSHARES            DR.               CR.       COMBINED
                                  -----------------   ------------------    ------------      -----------   ---------
                                                                    (IN THOUSANDS)
INTEREST INCOME
Interest and fees on loans......       $83,207              $7,364                                           $90,571
Interest on investment
  securities
  Taxable.......................         4,736                 255                                             4,991
  Exempt from Federal income
    tax.........................           476                  --                                               476
Interest on federal funds
  sold..........................         1,310                  --                                             1,310
Interest and dividends on other
  investments...................           622                 233                                               855
                                       -------              ------                                           -------
    Total interest income.......        90,351               7,852                                            98,203
INTEREST EXPENSE
Interest on deposits............        40,525               3,731                               $500(f)      43,756
Interest on other borrowed
  funds.........................         7,834                 866              $ 42(g)                        8,742
                                       -------              ------                                           -------
    Total interest expense......        48,359               4,597                                            52,498
                                       -------              ------                                           -------
    Net interest income.........        41,992               3,255                                            45,705
Provision for loan losses.......         7,454                 175                                             7,629
                                       -------              ------                                           -------
    Net interest income after
      provision for loan
      losses....................        34,538               3,080                                            38,076
Noninterest income..............         8,390                 533                                             8,923
Gain on sale of securities......         1,383                  --                                             1,383
                                       -------              ------                                           -------
    Total noninterest income....         9,773                 533                                            10,306
NONINTEREST EXPENSES
Salaries and employee
  benefits......................        19,451               1,028                                            20,479
Occupancy, furniture and
  equipment expense.............         6,864                 467                13(f)                        7,344
Other operating expenses........        12,182                 612               167(h)                       12,961
                                       -------              ------                                           -------
    Total noninterest
      expenses..................        38,497               2,107                                            40,784
                                       -------              ------                                           -------
Distributions on guaranteed
  preferred beneficial interest
  in our subordinated
  debentures....................         2,159                  --                                             2,159
                                       -------              ------                                           -------
    Income before income
      taxes.....................         3,655               1,506                                             5,439
Income tax expense..............           966                 562                95(i)                        1,623
                                       -------              ------                                           -------
    Net income..................       $ 2,689              $  944                                           $ 3,816
                                       =======              ======                                           =======
Basic and diluted net income per
  share.........................       $  0.19              $ 5.59                                           $  0.26
                                       =======              ======                                           =======
Average common stock
  outstanding...................        14,272                 169                                            14,507
Average common stock
  outstanding, assuming
  dilution......................        14,302                 169                                            14,537

 See notes to unaudited pro forma condensed consolidated financial statements.

                              THE BANC CORPORATION

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  BASIS OF PRESENTATION

     The Unaudited Pro Forma Condensed Consolidated Statements of Financial Condition and Income give effect to the merger of The Banc Corporation and CF Bancshares in a business combination accounted for as a purchase. The merger agreement provides that each share of CF Bancshares will be converted into the right to receive either shares of our common stock or cash.

     The pro forma financial statements shown assume that 90% of the CF Bancshares stockholders choose an all cash exchange and that 10% choose to receive shares of our common stock. If more than 90% of the CF Bancshares stockholders choose all cash consideration, the note payable will increase proportionately and the stockholders' equity will decrease proportionately. The pro forma financial statements assume an exchange ratio of 13.868 shares of our common stock for one share of CF Bancshares stock. The exchange ratio was estimated for pro forma purposes based on total consideration of $15.5 million and a closing date trading price of $6.60.

     Described below is the pro forma estimate of the total purchase price of the transaction as well as the adjustments to allocate the purchase price based on preliminary estimates of the fair values of the assets and liabilities of CF Bancshares. (In thousands, except per share amounts)

Total consideration (stock and cash)........................   $15,500
Percentage of shares to be acquired by exchange of stock....        10%
                                                               -------
Fair value of estimated shares to be issued to CF Bancshares
  stockholders..............................................   $ 1,550
The Banc Corporation closing date trading price.............      6.60
                                                               -------
Total number of The Banc Corporation shares to be issued to
  CF Bancshares stockholders................................       235
                                                               =======
Equity of CF Bancshares.....................................   $ 8,367
                                                               -------
Excess of cost over book value..............................   $ 7,133
Adjustments to carrying values of:
  Premises and equipment....................................       505
  Investment securities held-to-maturity....................         7
  Interest-bearing deposits.................................      (736)
                                                               -------
Goodwill and other intangible assets........................   $ 7,357
                                                               =======

NOTE 2.  ADJUSTMENTS

     The purchase accounting and pro forma adjustments related to the unaudited pro forma condensed consolidated financial statements are described below.

(a) Purchase adjustments will be recorded to increase the carrying value of investment securities held-to-maturity, premises and equipment, and interest-bearing deposits to the extent that the fair value of the net assets acquired exceeds the carrying value.

(b) Goodwill resulting from the purchase of CF Bancshares is calculated as the difference between the purchase price and the fair value of CF Bancshares' net assets as of September 30, 2001. Included in goodwill is the core deposit intangible, which management estimates to be approximately 2.1% of CF Bancshares total deposits or $1.67 million. We will amortize the core deposit intangible on a straight-line basis over 10 years.

(c) The estimated $14.0 million of the cash needed for the purchase will be borrowed on an existing line of credit. The actual amount of the cash required will vary depending on the elections of CF Bancshares' shareholders. If the actual cash election is greater than 90%, the amount of cash borrowed will increase proportionately.

(d) Assuming a stock election of 10%, approximately 235,000 shares of The Banc Corporation common stock will be issued at a par value of $.001 per share assuming an exchange ratio of 13.868 and a measurement date value of $6.60 for each of our shares issued. If the actual stock election is less than 10%, the actual number of shares of our common stock issued will decrease proportionately.

(e)  Elimination of CF Bancshares' historical stockholders' equity accounts.

(f) Amortization or depreciation relating to the CF Bancshares' fair value adjustments.

(g) Increase in interest expense related to increased borrowings of $14.0 million to finance the purchase of CF Bancshares, which will be paid-off when the offering is completed. Management assumes a rate of 3.6% based on the terms of our line of credit. If the actual cash election is greater than 90%, our interest expense related to increased borrowings will increase proportionately.

(h) Amortization of the core deposit intangible. We will amortize the core deposit intangible of $1.67 million on a straight-line basis over 10 years. In accordance with the provisions of Statement of Financial Accounting Standards No. 141 and 142, the goodwill will not be amortized.

(i) The income tax effect of the proforma adjustments is reflected in the income statements at the federal statutory rate of 34%.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The following is a narrative discussion and analysis of significant changes in our results of operations and financial condition. This discussion should be read in conjunction with the consolidated financial statements and selected financial data included elsewhere in this prospectus.

     Our principal subsidiary is The Bank, a financial institution organized and existing under the laws of Alabama and headquartered in Birmingham, Alabama. The Bank operates 34 banking offices throughout Alabama and the panhandle of Florida. Other subsidiaries include TBC Capital Statutory Trust II ("TBC Capital II"), a Connecticut statutory trust, TBC Capital Statutory Trust III ("TBC Capital III"), a Delaware business trust, and Morris Avenue Management Group, Inc. ("MAMG"), an Alabama corporation, all of which are wholly owned. TBC Capital II and TBC Capital III are consolidated special purpose entities formed solely to issue cumulative trust preferred securities. MAMG is a real estate management company that manages our real properties.

     The acquisition of other banking organizations during 1998 and 1999 contributed significantly to our development. During the fourth quarter of 1998, Commerce Bank of Alabama, Inc. and the banking subsidiaries of Commercial Bancshares of Roanoke, Inc., City National Corporation and First Citizens Bancorp, Inc. were merged with and into The Bank. Emerald Coast Bank became our subsidiary in February 1999, as a result of our merger with Emerald Coast Bancshares, Inc. C&L Bank became our subsidiary in June 1999 as a result of our acquisitions of C&L Bank of Blountstown and C&L Banking Corporation and its bank subsidiary, C&L Bank of Bristol. The banking subsidiary of BankersTrust of Alabama, Inc., was merged into The Bank in July 1999. The Bank also acquired three new branches in Southeast Alabama in November of 1999. In June 2000, Emerald Coast Bank and C&L Bank merged into The Bank.

RESULTS OF OPERATIONS

  YEAR ENDED DECEMBER 31, 2001 COMPARED TO THE YEAR ENDED DECEMBER 31, 2000

     Our net income decreased $1.7 million, or 38.3% to $ 2.7 million in the year ended December 31, 2001, from $4.4 million in the year ended December 31, 2000. This decrease was due primarily to increases in our provision for loan losses and noninterest expenses which were offset by increases in net interest income and noninterest income. Our return on average assets in 2001 was .23%, compared to .48% in 2000. Return on average equity was 3.53% in 2001 compared to 6.03% in 2000. Average equity to average assets was 6.62% in 2001 compared to 7.92% in 2000.

     Net interest income increased $6.9 million, or 19.6% to $42.0 million for the year ended December 31, 2001, from $35.1 million for the year ended December 31, 2000 due to an increase in interest income of $15.3 million, or 20.4%, offset by an increase in interest expense of $8.4 million, or 21.1%. These increases in net interest income and interest income were primarily attributable to a $203.6 million, or 28.7% increase in average loans to $914.0 million during 2001, from $710.4 million during 2000. The growth in the loan portfolio was primarily attributable to increases in real estate construction and mortgage loans generated in the Birmingham, Alabama and Florida markets. This increase was offset by a $206.9 million, or 28.1% increase in average interest-bearing liabilities to $944.1 million during 2001, from $737.2 million during 2000.

     Our net interest spread and net interest margin were 3.54% and 4.04%, respectively, in 2001, compared to 3.83% and 4.36% in 2000. During 2001, the average interest rate earned on interest-earning assets decreased due to the decline in interest rates during the year. This, combined with an increase in the volume of higher cost sources of funds, such as certificates of deposit and Federal Home Loan Bank ("FHLB") borrowings, resulted in the decrease in our net interest margin and spread during the year. These funds were utilized to meet strong loan demand, which accounted for the increase in average interest-earning assets during 2001. The ratio of average interest-earning assets to average interest-bearing liabilities was 110.83% and 110.54% during 2001 and 2000, respectively. The average rate paid on time deposits and FHLB advances were 5.91% and 5.82%, respectively, during the year which was higher than interest rates paid on other sources of deposit funding; however, these funds were utilized to meet increased loan demand. The average yield of our loan portfolio was 9.10% during the year.

     The provision for loan losses represents the amount determined by management necessary to maintain the allowance for loan losses at a level capable of absorbing inherent losses in the loan portfolio. Management reviews the adequacy of the allowance for loan losses on a quarterly basis. The allowance for loan losses is established based on risk ratings assigned by loan officers. Loans are risk rated using a seven point scale, and loan officers are responsible for the timely reporting of changes in the risk ratings. This process and the assigned risk ratings are subject to review by our internal Loan Review Department. Based on the assigned risk ratings, the loan portfolio is segregated into the regulatory classifications of: Special Mention, Substandard, Doubtful or Loss. Recommended regulatory reserve percentages are applied to these categories to estimate the amount of loan loss. Reserve percentages assigned to non-rated loans are based on historical charge-off experience adjusted for geographic location and other risk factors. To evaluate the overall adequacy of the allowance to absorb losses inherent in our loan portfolio, management considers historical loss experience based on volume and types of loans, trends in classifications, volume and trends in delinquencies and non-accruals, national and local economic conditions and other pertinent information. Based on future evaluations, additional provisions for loan losses may be necessary to maintain the allowance for loan losses at an appropriate level.

     The provision for loan losses was $7.5 million for the year ended December 31, 2001 compared to $5.0 million in 2000. Net charge-offs decreased $200,000, or 4.9% from $4.1 million in 2000 to $3.9 million in 2001. The ratio of net charge-offs to average loans averaged .60% for the five year period ended December 31, 2001, with a ratio of .42% in 2001 and .57% in 2000. Net charge-offs, as a percentage of the provision for loan losses, were 51.88% in 2001, compared to 81.98% in 2000. During the fourth quarter of 2001, our provision for loan losses was $4.9 million, an increase of $4.0 million from the third quarter of 2001 and an increase of $3.4 million from the fourth quarter of 2000. During the fourth quarter of 2001, we charged off $2.7 million in loans, which represents a 161.0% increase from the nine-month period ended September 30, 2001. Management's assessment of the allowance for loan losses at December 31, 2001 resulted in an increase in the provision for loan losses, bringing the allowance for loan losses to 1.26% of loans, net of unearned income, compared to 1.05% at September 30, 2001 and 1.11% at December 31, 2000. The allowance for loan losses was increased based on management's assessment of historical loss experience, volume and types of loans, trends in classifications, volume and trends in delinquencies and non-accruals, national and local economic conditions and other pertinent information. See "Financial Condition -- Allowance for Loan Losses" section for additional discussion.

     Noninterest income increased $2.0 million, or 24.9% to $9.8 million in 2001 from $7.8 million in 2000, primarily as the result of investment securities gains which totaled $1.4 million in 2001 compared to $131,000 in 2000. During the third quarter of 2001, we entered into and settled an interest rate swap that was not designated as a hedging instrument. A gain of approximately $610,000 was realized and recognized currently in earnings as investment securities gains. We did not enter into any other derivative transactions during the year. Income from mortgage banking operations for the year ended December 31, 2001 remained level compared to 2000 at $1.7 million. Income from customer service charges and fees increased to $4.1 million from $4.0 million in 2000. Other noninterest income was $2.6 million, an increase of $545,000, or 26.6% from $2.1 million in 2000. The increase in other noninterest income was primarily due to an increase in rental income of $180,000 and gains on the sale of real estate of $141,000.

     Noninterest expense increased $6.4 million, or 19.9% to $38.5 million in 2001 from $32.1 million in 2000. Salaries and employee benefits increased $3.4 million, or 20.8% to $19.5 million in 2001 compared to $16.1 million in 2000. The increase in salaries and benefits primarily resulted from the addition of personnel in the administration and operation areas, specifically, legal, loan review, internal audit and credit administration. All other noninterest expenses increased $3.0 million, or 18.9% to $19.0 million, compared to $16.0 million in 2000. This increase in other noninterest expenses consists primarily of a

$971,000 increase in occupancy and equipment expenses, a $936,000 charge related to fraud and litigation settlement, a $295,000 charge related to the data processing conversion of the Florida operations and a $474,000 charge related to obsolete furniture and equipment. Occupancy expenses increased during 2001 as a result of increased depreciation and maintenance related to our headquarters and The Bank's operations center. During 2001 and 2000, other operating expenses included goodwill amortization of $562,000 per year. In accordance with FASB Statement No. 142, "Goodwill and Other Intangible Assets," no amortization of goodwill will be recorded in future periods.

     Distributions on guaranteed preferred beneficial interest in our subordinated debentures during 2001 totaled $2.2 million, an increase of $1.7 million from $504,000 during 2000. The increase is related to $16.0 million principal amount of cumulative preferred trust securities issued during the year through our wholly-owned trust subsidiary, TBC Capital III, in addition to the $15.0 million issued by TBC Capital II in September 2000. See "Guaranteed Preferred Beneficial Interest in Our Subordinated Debentures" for a more detailed discussion.

     Our income tax expense was $966,000 and $996,000 in 2001 and 2000, respectively, resulting in effective tax rates of 26.4% and 18.6%, respectively. The primary difference in the effective tax rate and the federal statutory rate (34%) for 2001 and 2000 arose from the recognition of a rehabilitation tax credit of $522,000 and $1.3 million, respectively, generated from the restoration of our headquarters, the John A. Hand building. In future periods, we expect our effective tax rate to increase to a level that is closer to the federal statutory rate.

     Our determination of the realization of deferred tax assets is based upon management's judgment of various future events and uncertainties, including the timing and amount of future income earned by our subsidiaries and the implementation of various tax planning strategies to maximize realization of the deferred tax assets. We believe that our subsidiaries will be able to generate sufficient operating earnings to realize the deferred tax benefits. In addition, a portion of the amount of the deferred tax asset that can be realized in any year is subject to certain statutory federal income tax limitations. We periodically evaluate the realizability of the deferred tax assets and, if necessary, adjust any valuation allowance accordingly.

  YEAR ENDED DECEMBER 31, 2000 COMPARED TO THE YEAR ENDED DECEMBER 31, 1999

     Our net income increased $1.5 million, or 49.2% to $4.4 million in the year ended December 31, 2000, from $2.9 million in the year ended December 31, 1999. This increase is due primarily to increases in our net interest income and noninterest income, which was offset, by increases in the provision for loan losses and noninterest expenses. Our return on average assets in 2000 was .48%, compared to .41% in 1999. Return on average equity was 6.03% in 2000 compared to 4.33% in 1999. Average equity to average assets was 7.92% in 2000 compared to 9.36% in 1999.

     Net interest income increased $6.3 million, or 21.9% to $35.1 million for the year ended December 31, 2000, from $28.8 million for the year ended December 31, 1999 as a result of an increase in interest income of $19.5 million, or 35.1% offset by an increase in interest expense of $13.2 million, or 49.2%. The increase in net interest income is primarily attributable to a $174.7 million, or 32.6% increase in average loans to $710.4 million during 2000, from $535.8 million during 1999. This increase was offset by a $171.6 million, or 30.3% increase in average interest-bearing liabilities to $737.2 million during 2000, from $565.6 million during 1999.

     Our net interest spread and net interest margin were 3.83% and 4.36%, respectively, in 2000, compared to 3.98% and 4.55% in 1999. The 15 basis point decline in net interest spread is primarily the result of an increase in volume and rates of interest-bearing liabilities during 2000, offset in part by increased volume and yields in the loan portfolio. The increase in volume and rates of interest-bearing liabilities is primarily the result of an increase in time and brokered deposits, which provided a significant source of funding for the increase in loan volume during the year. A significant portion of these deposits were generated through brokers, with the remaining funds generated from our branch offices. The average rate paid on time deposits during the year was 6.17% which was higher than interest rates paid on other sources of deposit funding; however, these funds were utilized to meet the increased loan demand in our new market areas. The average yield of our loan portfolio was 9.64% during the year.

     The provision for loan losses was $5.0 million for the year ended December 31, 2000 compared to $2.9 million in 1999. The provision for loan losses represents the amount determined by management necessary to maintain the allowance for loan losses at a level capable of absorbing inherent losses in the loan portfolio. We had net charge-offs of $4.1 million in 2000, resulting in a ratio of net charge-offs to average loans of .57%, compared to $4.8 million, or ..90% in 1999. Net charge-offs, as a percentage of the provision for loan losses, were 81.98% in 2000, compared to 169.89% in 1999. Net charge-offs during 2000 were more reflective of historical averages because net charge-offs during 1999 included the charge-off of loans acquired in a purchase business combination and a significant loss from a single commercial loan customer.

     Noninterest income increased $1.7 million, or 26.9% to $7.8 million in 2000, from $6.1 million in 1999, primarily as the result of increased income from additional customer service charges, mortgage banking operations and other income. Income from customer service charges and fees was $4.0 million, an increase of $636,000, or 19.0% from $3.4 million in 1999, primarily due to the increase in the volume of customer deposits. Income from mortgage banking operations was $1.7 million, an increase of $245,000 from $1.4 million in 1999. Other noninterest income was $2.1 million, an increase of $729,000, or 55.1% from $1.3 million in 1999. The increase in other noninterest income is primarily due to an increase in the cash surrender value of single premium life insurance and miscellaneous fees and commissions.

     Noninterest expenses increased $3.4 million, or 12.0% to $32.1 million in 2000 from $28.7 million in 1999. The acquisition of new banks and branches during 1999, and our resulting growth, caused an increase in our noninterest expenses during the year 2000. However, the impact is not fully reflected in the financial information because the results of operations for 1999 only include the noninterest expense incurred by these new acquisitions from the date of purchase. Salaries and employee benefits increased $2.7 million, or 20.0% to $16.1 million in 2000 compared to $13.4 million in 1999. The increase in salaries and benefits primarily resulted from the acquisition of new banks and branches and the addition of personnel in the administration and operation areas. As of December 31, 2000, we had 394 employees compared to 364 as of December 31, 1999. All other noninterest expenses increased $756,000, or 5.0% to $16.0 million, compared to $15.3 million in 1999. This increase in other expenses included a $651,000 increase in occupancy expenses, a $170,000 increase in professional fees and a $338,000 increase in goodwill amortization. Occupancy expenses increased during 2000 as a result of increased depreciation and maintenance related to our headquarters and The Bank's operations center. The increase in goodwill amortization relates to the 1999 bank and branch acquisitions which closed in the third and fourth quarters of 1999. Professional fees increased primarily due to increased auditing, consulting and legal services necessary for a growing financial institution.

     Distributions on guaranteed preferred beneficial interest in our debentures during 2000 totaled $504,000. These distributions are related to $15.0 million principal amount of cumulative preferred trust securities issued during the year through our wholly-owned trust subsidiary, TBC Capital II. See "Guaranteed Preferred Beneficial Interest in Our Subordinated Debentures" for a more detailed discussion.

     Our income tax expense was $996,000 and $520,000 in 2000 and 1999, respectively, resulting in effective tax rates of 18.6% and 15.7%, respectively. The primary difference in the effective tax rate and the federal statutory rate (34%) for 2000 and 1999 arose from the recognition of a rehabilitation tax credit of $1.3 million and $731,000, respectively, generated from the restoration of our headquarters, the John A. Hand building.

NET INTEREST INCOME

     The largest component of our net income is net interest income, which is the difference between the income earned on interest-earning assets and interest paid on deposits and borrowings. Net interest income is determined by the rates earned on our interest-earning assets, rates paid on our interest-bearing liabilities, the relative amounts of interest-earning assets and interest-bearing liabilities, the degree of mismatch, and the maturity and repricing characteristics of our interest-earning assets and interest-bearing liabilities. Net interest income divided by average interest-earning assets represents our net interest margin.

     Average Balances, Income, Expenses and Rates. The following tables depict, on a tax-equivalent basis for the periods indicated, certain information related to our average balance sheet and our average yields on assets and average costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from daily averages.

                                                                  YEAR ENDED DECEMBER 31,
                              -----------------------------------------------------------------------------------------------
                                           2001                             2000                            1999
                              -------------------------------   -----------------------------   -----------------------------
                                           INTEREST   AVERAGE              INTEREST   AVERAGE              INTEREST   AVERAGE
                               AVERAGE     EARNED/    YIELD/    AVERAGE    EARNED/    YIELD/    AVERAGE    EARNED/    YIELD/
                               BALANCE       PAID      RATE     BALANCE      PAID      RATE     BALANCE      PAID      RATE
                              ----------   --------   -------   --------   --------   -------   --------   --------   -------
                                                                  (DOLLARS IN THOUSANDS)
ASSETS
Interest-earning assets:
  Loans, net of unearned
    income(1)...............  $  914,006   $83,207     9.10%    $710,414   $68,467     9.64%    $535,754   $49,244     9.19%
  Investment securities
    Taxable.................      80,773     4,736     5.86       66,028     4,314     6.53       68,240     4,141     6.07
    Tax-exempt(2)...........       9,711       721     7.42       14,930     1,117     7.48       18,373     1,400     7.62
                              ----------   -------              --------   -------              --------   -------
      Total investment
        securities..........      90,484     5,457     6.03       80,958     5,431     6.71       86,613     5,541     6.40
    Federal funds sold......      31,426     1,310     4.17       14,618       930     6.36       15,136       763     5.04
    Other investments.......      10,419       622     5.97        8,886       587     6.61        5,701       485     8.51
                              ----------   -------              --------   -------              --------   -------
        Total
          interest-earning
          assets............   1,046,335    90,596     8.66      814,876    75,415     9.25      643,204    56,033     8.71
Noninterest-earning assets:
  Cash and due from banks...      29,324                          28,836                          32,771
  Premises and equipment....      45,416                          41,598                          28,738
  Accrued interest and other
    assets..................      40,570                          34,718                          21,583
  Allowance for loan
    losses..................      (9,728)                         (8,524)                         (6,361)
                              ----------                        --------                        --------
        Total assets........  $1,151,917                        $911,504                        $719,935
                              ==========                        ========                        ========

LIABILITIES AND
  STOCKHOLDERS' EQUITY
Interest-bearing
  liabilities:
  Demand deposits...........  $  230,098     7,523     3.27     $172,579     6,541     3.79     $149,755     5,129     3.42
  Savings deposits..........      30,823       575     1.87       35,141     1,052     2.99       32,248       938     2.91
  Time deposits.............     548,445    32,427     5.91      443,686    27,374     6.17      333,720    18,034     5.40
  Other borrowings..........     134,745     7,834     5.82       85,783     4,954     5.78       49,850     2,648     5.31
                              ----------   -------              --------   -------              --------   -------
        Total
          interest-bearing
          liabilities.......     944,111    48,359     5.12      737,189    39,921     5.42      565,573    26,749     4.73
Noninterest-bearing
  liabilities:
  Demand deposits...........     100,968                          91,420                          81,500
  Accrued interest and other
    liabilities.............       8,147                           5,696                           5,454
                              ----------                        --------                        --------
        Total liabilities...   1,053,226                         834,305                         652,527
Guaranteed preferred
  beneficial interest in
  debentures................      22,408                           5,000                              --
Stockholders' equity........      76,283                          72,199                          67,408
                              ----------                        --------                        --------
        Total liabilities
          and stockholders'
          equity............  $1,151,917                        $911,504                        $719,935
                              ==========                        ========                        ========
Net interest income/net
  interest spread...........                42,237     3.54%                35,494     3.83%                29,284     3.98%
                                                       ====                            ====                            ====
Net yield on earning
  assets....................                           4.04%                           4.36%                           4.55%
                                                       ====                            ====                            ====
Taxable equivalent
  adjustment:
  Investment
    securities(2)...........                   245                             380                             476
                                           -------                         -------                         -------
      Net interest income...               $41,992                         $35,114                         $28,808
                                           =======                         =======                         =======

---------------

(1) Nonaccrual loans are included in loans, net of unearned income. No adjustment has been made for these loans in the calculation of yields.

(2) Interest income and yields are presented on a fully taxable equivalent basis using a tax rate of 34 percent.

     Analysis of Changes in Net Interest Income. The following table sets forth, on a taxable equivalent basis, the effect which the varying levels of interest-earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income for the years ended December 31, 2001 and 2000.

                                                     YEAR ENDED DECEMBER 31, (1)
                                    --------------------------------------------------------------
                                             2001 VS 2000                    2000 VS 1999
                                    ------------------------------   -----------------------------
                                                  CHANGES DUE TO                   CHANGES DUE TO
                                     INCREASE    -----------------    INCREASE    ----------------
                                    (DECREASE)    RATE     VOLUME    (DECREASE)    RATE    VOLUME
                                    ----------   -------   -------   ----------   ------   -------
                                                        (DOLLARS IN THOUSANDS)
Income from earning assets:
  Interest and fees on loans......   $14,740     $(4,008)  $18,748    $19,223     $2,510   $16,713
  Interest on securities:
          Taxable.................       422        (473)      895        173        309      (136)
          Tax-exempt..............      (396)         (9)     (387)      (283)       (25)     (258)
Interest on federal funds.........       380        (405)      785        167        194       (27)
Interest on other investments.....        35         (60)       95        102       (126)      228
                                     -------     -------   -------    -------     ------   -------
          Total interest income...    15,181      (4,955)   20,136     19,382      2,862    16,520
                                     -------     -------   -------    -------     ------   -------
Expense from interest-bearing
  liabilities:
  Interest on demand deposits.....       982        (985)    1,967      1,412        586       826
  Interest on savings deposits....      (477)       (359)     (118)       114         27        87
  Interest on time deposits.......     5,053      (1,191)    6,244      9,340      2,821     6,519
  Interest on other borrowings....     2,880          33     2,847      2,306        252     2,054
                                     -------     -------   -------    -------     ------   -------
          Total interest
            expense...............     8,438      (2,502)   10,940     13,172      3,686     9,486
                                     -------     -------   -------    -------     ------   -------
          Net interest income.....   $ 6,743     $(2,453)  $ 9,196    $ 6,210     $ (824)  $ 7,034
                                     =======     =======   =======    =======     ======   =======

---------------

(1) The changes in net interest income due to both rate and volume have been allocated to rate and volume changes in proportion to the relationship of the absolute dollar amounts of the changes in each.

MARKET RISK -- INTEREST RATE SENSITIVITY

     Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to a change in interest rates, exchange rates and equity prices. Our primary market risk is interest rate risk.

     We evaluate interest rate sensitivity risk and then formulate guidelines regarding asset generation and repricing, funding sources and pricing and off-balance sheet commitments in order to decrease interest rate sensitivity risk. We use computer simulations to measure the net interest income effect of various interest rate scenarios. The modeling reflects interest rate changes and the related impact on net interest income over specified periods of time.

     The primary objective of asset/liability management is to manage interest rate risk and achieve reasonable stability in net interest income throughout interest rate cycles. This is achieved by maintaining the proper balance of interest rate sensitive earning assets and interest rate sensitive liabilities. In general, management's strategy is to match asset and liability balances within maturity categories to limit our exposure to earnings variations and variations in the value of assets and liabilities as interest rates change over time. Our asset and liability management strategy is formulated and monitored by our Asset/Liability Management Committee, which is comprised of senior officers and directors, in accordance with policies approved by the board of directors. The committee meets weekly to review, among other things, the sensitivity of our assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, including those attributable to purchase and sale activity, and maturities of investments and borrowings. The committee also approves and establishes pricing and funding decisions with respect to overall asset and liability composition and reports regularly to the full board of directors.

     One of the primary goals of the committee is to effectively manage the duration of our assets and liabilities so that the respective durations are matched as closely as possible. This duration adjustment can be accomplished either internally by restructuring our balance sheet, or externally by adjusting the duration of our assets and/or liabilities through the use of interest rate contracts, such as interest rate swaps, corridors, caps and floors. Our current strategy is to hedge internally through the use of core deposit accounts, which are not as rate sensitive as other deposit instruments, and FHLB advances, together with an emphasis on investing in shorter-term or adjustable rate assets which are more responsive to changes in interest rates, such as adjustable rate U.S. Government agency mortgage-backed securities, short-term U.S. Government agency securities and commercial business, real estate and consumer loans.

     During the next twelve months approximately $39.0 million more interest-bearing liabilities than interest-earning assets can be repriced to current market rates. As a result, the one-year cumulative gap (the ratio of rate sensitive assets to rate sensitive liabilities) at December 31, 2001, was ..94, indicating a liability sensitive position. For the period ending December 31, 2002, our interest rate risk model, which relies on management's growth assumptions, indicates that projected net interest income will increase on an annual basis by 8.42%, or approximately $4.1 million, assuming an instantaneous increase in interest rates of 200 basis points. Assuming an instantaneous decrease of 200 basis points, projected net interest income is expected to increase on an annual basis by .03%, or approximately $14,000. The effect on net interest income produced by these scenarios is within our asset and liability management policy, which allows the level of interest rate sensitivity to affect net interest income plus or minus fifteen percent (+/-15%).

     We attempt to manage the one-year gap position as close to even as possible. This ensures us of avoiding wide variances in case of a rapid change in our interest rate environment. Also, certain products that are classified as being rate sensitive do not reprice on a contractual basis. These products include regular savings, interest-bearing transaction accounts, money market and NOW accounts. The rates paid on these accounts are typically not related directly to market interest rates and management exercises some discretion in adjusting these rates as market rates change. In the event of a rapid shift in interest rates, management would attempt to take certain actions to mitigate the negative impact to net interest income. These actions include but are not limited to, restructuring of interest-earning assets, seeking alternative funding sources and entering into interest rate swap agreements.

     Although interest rate sensitivity gap is a useful measurement and contributes toward effective asset and liability management, it is difficult to predict the effect of changing interest rates based solely on that measure. As a result, the committee also regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on our economic value of equity ("EVE"). EVE is defined as the net present value of our balance sheet's cash flows or the residual value of future cash flows. While EVE does not represent actual market liquidation or replacement value, it is a useful tool for estimating our balance sheet's existing earning capacity. When EVE is greater, our earnings capacity is greater. The following table sets forth our EVE as of December 31, 2001:

                                               CHANGE
CHANGE (IN BASIS POINTS)                 ------------------
   IN INTEREST RATES          EVE         AMOUNT    PERCENT
------------------------  ------------   --------   -------
                          (DOLLARS IN THOUSANDS)
      +200 BP               $120,900     $ 6,500      5.68%
      +100 BP                118,100       3,700      3.23
          0 BP               114,400          --        --
      -100 BP                117,200       2,800      2.45
      -200 BP                118,300       3,900      3.41

     The above table is based on a prime rate of 4.75% and assumes an instantaneous uniform change in interest rates at all maturities.

LIQUIDITY

     The goal of liquidity management is to provide adequate funds to meet changes in loan demand or any potential unexpected deposit withdrawals. Additionally, management strives to maximize our earnings by investing our excess funds in securities and other securitized loan assets with maturities matching our offsetting liabilities. See "Selected Loan Maturity and Interest Rate Sensitivity" and "Maturity Distribution of Investment Securities".

     Historically, we have maintained a high loan-to-deposit ratio. To meet our short-term liquidity needs, we maintain core deposits and have borrowing capacity through the FHLB, federal funds lines and a line of credit with a regional bank. Long-term liquidity needs are met primarily through these sources, the repayment of loans, sales of loans and the maturity or sale of investment securities, including short-term investments.

     We have entered into certain contractual obligations and commercial commitments which arise in the normal course of business and involve elements of credit risk, interest rate risk and liquidity risk. The following tables summarize these by contractual cash obligations and commercial commitments:

                                                                     PAYMENTS DUE BY PERIOD
                                                  ------------------------------------------------------------
                                                             LESS THAN     ONE TO       FOUR TO     AFTER FIVE
                                                   TOTAL     ONE YEAR    THREE YEARS   FIVE YEARS     YEARS
                                                  --------   ---------   -----------   ----------   ----------
                                                                     (DOLLARS IN THOUSANDS)
CONTRACTUAL OBLIGATIONS
Advances from FHLB(1)..........................   $135,900    $    --      $40,660      $32,400      $62,840
Operating leases(2)............................      2,182        708          632          278          564
Guaranteed preferred beneficial interest in The
  Banc Corporation's subordinated
  debentures(3)................................     31,000         --           --           --       31,000
                                                  --------    -------      -------      -------      -------
         Total Contractual Cash Obligations....   $169,082    $   708      $41,292      $32,678      $94,404
                                                  ========    =======      =======      =======      =======

---------------

(1) See Note 7 to the Consolidated Financial Statements.

(2) See Note 5 to the Consolidated Financial Statements.

(3) See Note 8 to the Consolidated Financial Statements.

                                                         AMOUNT OF COMMITMENT BY EXPIRATION PER PERIOD
                                                  ------------------------------------------------------------
                                                             LESS THAN     ONE TO       FOUR TO     AFTER FIVE
                                                   TOTAL     ONE YEAR    THREE YEARS   FIVE YEARS     YEARS
                                                  --------   ---------   -----------   ----------   ----------
                                                                     (DOLLARS IN THOUSANDS)
COMMERCIAL COMMITMENTS
Commitments to extend credit(1)................   $134,768    $29,104      $55,834      $17,166      $32,664
Standby letters of credit(1)...................      6,706      4,441        2,265           --           --
                                                  --------    -------      -------      -------      -------
         Total Commercial Commitments..........   $141,474    $33,545      $58,099      $17,166      $32,664
                                                  ========    =======      =======      =======      =======

---------------

(1) See Note 13 to the Consolidated Financial Statements.

FINANCIAL CONDITION

     Our total assets were $1.21 billion at December 31, 2001, an increase of $177.2 million, or 17.2% from $1.03 billion as of December 31, 2000. The increase in total assets primarily related to an increase in net loans of $191.0 million and federal funds sold of $16.9 million offset by a decrease in investment securities of $26.7 million. The increase in total assets was funded primarily by an increase in deposits and borrowings from the FHLB.

     Loans. Loans are the largest category of interest-earning assets and typically provide higher yields than other types of interest-earning assets. Loans involve inherent credit and liquidity risks which management attempts to control and mitigate. At December 31, 2001, total loans net of unearned income were $999.2 million, an increase of $191.0 million from $808.2 million at December 31, 2000. This compares to increases of $175.4 million during 2000 from $632.8 million at December 31, 1999 and $200.9 million during 1999 from $431.9 million at December 31, 1998. The average yield of the loan portfolio was 9.10%, 9.64% and 9.19% for the years ended December 31, 2001, 2000 and 1999, respectively. Loan growth during the four-year period ended December 31, 2001 was generated primarily through internal growth in the Birmingham, Alabama and Florida markets as we implemented an asset substitution strategy of replacing an acquired company's cash and short term investments with loans.

                       DISTRIBUTION OF LOANS BY CATEGORY

                                                                       DECEMBER 31,
                                                 --------------------------------------------------------
                                                    2001          2000       1999       1998       1997
                                                 ----------     --------   --------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
Commercial and industrial......................  $  261,196     $245,154   $209,349   $141,884   $ 83,625
Real estate -- construction and land
  development(1)...............................     200,250      100,448     72,253     44,799     23,985
Real estate -- mortgages
  Single-family................................     224,736      183,747    138,238    101,872     79,950
  Commercial...................................     194,535      172,319    122,821     56,518     34,669
  Other........................................      24,140       17,443      9,203      5,085      2,778
Consumer.......................................      91,421       84,129     72,934     73,251     55,608
Other..........................................       3,784        5,725      8,606      9,766      4,154
                                                 ----------     --------   --------   --------   --------
         Total loans...........................   1,000,062      808,965    633,404    433,175    284,769
Unearned income................................       (906)         (820)      (627)    (1,244)    (1,867)
Allowance for loan losses......................    (12,546)       (8,959)    (8,065)    (6,466)    (3,741)
                                                 ----------     --------   --------   --------   --------
         Net loans.............................  $  986,610     $799,186   $624,712   $425,465   $279,161
                                                 ==========     ========   ========   ========   ========

---------------

(1) At December 31, 2001, approximately $111.5 million of these loans were 1-4 family residential loans, approximately $54.9 million were commercial loans and approximately $33.8 million were land development loans.

     The repayment of loans as they mature is a source of liquidity for us. The following table sets forth our loans by category maturing within specified intervals at December 31, 2001. The information presented is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon their maturity. Consequently, management believes this treatment presents fairly the maturity and repricing structure of the loan portfolio.

              SELECTED LOAN MATURITY AND INTEREST RATE SENSITIVITY

                                                                                              RATE STRUCTURE FOR LOANS
                                                                                                      MATURING
                                                                                                    OVER ONE YEAR
                                            OVER ONE YEAR                                  -------------------------------
                           ONE YEAR OR      THROUGH FIVE                                   PREDETERMINED     FLOATING OR
                               LESS             YEARS       OVER FIVE YEARS     TOTAL      INTEREST RATE   ADJUSTABLE RATE
                         ----------------   -------------   ---------------   ----------   -------------   ---------------
                                                              (DOLLARS IN THOUSANDS)
Commercial and
  industrial...........      $131,103         $122,197         $  7,896       $  261,196     $ 95,665         $ 34,428
Real
 estate -- construction
  and land
  development..........       116,391           72,078           11,781          200,250       38,342           45,517
Real
  estate -- mortgages
  Single-family........        37,657          104,131           82,948          224,736      120,269           66,810
  Commercial...........        25,867          127,344           41,324          194,535      112,816           55,852
  Other................         3,479           15,018            5,643           24,140       13,748            6,913
Consumer...............        40,901           49,179            1,341           91,421       48,545            1,975
Other..................           953            1,990              841            3,784        2,593              238
                             --------         --------         --------       ----------     --------         --------
      Total loans......      $356,351         $491,937         $151,774       $1,000,062     $431,978         $211,733
                             ========         ========         ========       ==========     ========         ========
Percent to total
  loans................          35.7%            49.2%            15.1%           100.0%        43.2%            21.1%
                             ========         ========         ========       ==========     ========         ========

     Allowance for Loan Losses. We maintain an allowance for loan losses at a level we believe is adequate to absorb estimated losses inherent in the loan portfolio. We prepare a quarterly analysis to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan losses. Generally, we estimate the allowance using the results of our specific loan reviews and other factors, such as historical loss experience based on volume and types of loans, trends in classifications, volume and trends in delinquencies and non-accruals, national and local economic conditions and other pertinent information. The level of the allowance for loan losses to net loans will vary depending on the quarterly analysis.

     We manage and control risk in the loan portfolio through adherence to credit standards established by the board of directors and implemented by senior management. These standards are set forth in a formal loan policy, which establishes loan underwriting/approval procedures, sets limits on credit concentration and enforces regulatory requirements.

     Loan portfolio concentration risk is reduced through concentration limits for borrowers and collateral types and through geographical diversification. Concentration risk is measured and reported to senior management and the board of directors on a regular basis.

     The quarterly allowance for loan loss calculation is segregated into various segments that include classified loans, loans with specific allocations and homogeneous pass rated loans. A pass rated loan is generally characterized by a very low to average risk of default and, in which management perceives there is a minimal risk of loss. Loans are rated using a seven point scale with the loan officer having the primary responsibility for assigning risk ratings and for the timely reporting of changes in the risk ratings. These processes, and the assigned risk ratings, are subject to review by our internal Loan Review Department and senior management. Based on the assigned risk ratings, the loan portfolio is segregated into the following regulatory classifications: Special Mention, Substandard, Doubtful or Loss. Generally, regulatory reserve percentages are applied to these categories to estimate the amount of loan loss, adjusted for previously mentioned risk factors.

     Impaired loans are specifically reviewed loans for which it is probable that we will be unable to collect all amounts due according to the terms of the loan agreement. Impairment is measured by comparing the recorded investment in the loan with the present value of expected future cash flows discounted at the loan's effective interest rate, at the loans observable market price or the fair value of the collateral if the loan is collateral dependent. A valuation allowance is provided to the extent that the measure of the impaired loans is less than the recorded investment. A loan is not considered impaired during a period of delay in payment if the ultimate collectibility of all amounts due is expected. Larger groups of homogenous loans such as consumer installment and residential real estate mortgage loans are collectively evaluated for impairment.

     Reserve percentages assigned to pass rated homogeneous loans are based on historical charge-off experience adjusted for geographic location, current trends in the portfolio and other risk factors.

     As stated above, risk ratings are subject to independent review by the Loan Review Department, which also performs ongoing, independent review of the risk management process, which includes underwriting, documentation and collateral control. The Loan Review Department is centralized and independent of the lending function. The loan review results are reported to the Audit Committee of the board of directors and senior management.

     We historically have allocated our allowance for loan losses to specific loan categories. Although the allowance is allocated, it is available to absorb losses in the entire loan portfolio. This allocation is made for estimation purposes only and is not necessarily indicative of the allocation between categories in which future losses may occur.

                  ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

                                                         DECEMBER 31,
                          ---------------------------------------------------------------------------
                                  2001                  2000                  1999             1998
                          --------------------   -------------------   -------------------   --------
                                      PERCENT               PERCENT               PERCENT
                                      OF LOANS              OF LOANS              OF LOANS
                                      IN EACH               IN EACH               IN EACH
                                      CATEGORY              CATEGORY              CATEGORY
                                      TO TOTAL              TO TOTAL              TO TOTAL
                          AMOUNT       LOANS     AMOUNT      LOANS     AMOUNT      LOANS     AMOUNT
                          -------     --------   ------     --------   ------     --------   ------
                                                    (DOLLARS IN THOUSANDS)
  Commercial and
    industrial..........  $6,536        26.1%    $5,689       30.3%    $4,460       33.1%    $3,119
  Real estate --
    construction and
    land development....     919        20.0       392        12.4       223        11.4       181
  Real estate --
    mortgages
    Single-family.......   1,273        22.5       500        22.7       500        21.8       500
    Commercial..........   1,315        19.5       400        21.3       350        19.4       300
    Other...............     333         2.4        16         2.2        21         1.5        26
  Consumer..............   2,129         9.1     1,822        10.4     2,452        11.5     2,295
  Other.................      41          .4        50          .7        --         1.3        --
  Unallocated...........      --          --        90          --        59          --        45
                          -------      -----     ------      -----     ------      -----     ------
                          $12,546      100.0%    $8,959      100.0%    $8,065      100.0%    $6,466
                          =======      =====     ======      =====     ======      =====     ======

                                   DECEMBER 31,
                          ------------------------------
                            1998            1997
                          --------   -------------------
                          PERCENT               PERCENT
                          OF LOANS              OF LOANS
                          IN EACH               IN EACH
                          CATEGORY              CATEGORY
                          TO TOTAL              TO TOTAL
                           LOANS     AMOUNT      LOANS
                          --------   ------     --------
                              (DOLLARS IN THOUSANDS)
  Commercial and
    industrial..........    32.8%    $1,583       29.4%
  Real estate --
    construction and
    land development....    10.3       151         8.4
  Real estate --
    mortgages
    Single-family.......    23.5       700        28.1
    Commercial..........    13.1       500        12.2
    Other...............     1.2        96          .9
  Consumer..............    16.9       686        19.5
  Other.................     2.2        --         1.5
  Unallocated...........      --        25          --
                           -----     ------      -----
                           100.0%    $3,741      100.0%
                           =====     ======      =====

     The allowance as a percentage of loans, net of unearned income, at December 31, 2001 was 1.26%, which equals the average of the allowance as a percent of loans for the five-year period ended December 31, 2001. The allowance for loan losses as a percentage of non-performing loans increased to 100.99% at December 31, 2001 from 90.85% at December 31, 2000.

     Net charge-offs decreased $200,000 or 4.9% from $4.1 million in 2000 to $3.9 million in 2001. The ratio of net charge-offs to average loans averaged ..60% for the five year period ended December 31, 2001, with a ratio of .42%, .57% and .90% in 2001, 2000 and 1999, respectively. Net charge-offs during 2001 and 2000 are more reflective of historical averages because net charge-offs during 1999 included the charge-off of loans acquired in a purchase business combination and a significant loss from a single commercial loan customer. Historically, net charge-offs have been more significant for commercial and consumer loans. Net charge-offs of commercial loans decreased $596,000 from $2.9 million in 2000 to $2.3 million in 2001. Net charge-offs of real estate loans decreased $379,000 from $669,000 in 2000 to $290,000 in 2001. These declines were offset by an increase in consumer loan net charge-offs of $769,000 from $458,000 in 2000 to $1.2 million in 2001. Net charge-offs as a percentage of the provision for loan losses was 51.88% in 2001, a decrease from 81.98% in 2000. Net charge-offs as a percentage of the allowance for loan losses was 30.82% in 2001, a decrease from 45.40% in 2000.

     The following table summarizes certain information with respect to our allowance for loan losses and the composition of charge-offs and recoveries for the periods indicated.

                        SUMMARY OF LOAN LOSS EXPERIENCE

                                                                                      YEAR
                                                              ----------------------------------------------------
                                                                2001       2000       1999       1998       1997
                                                              --------   --------   --------   --------   --------
                                                                             (DOLLARS IN THOUSANDS)
Allowance for loan losses at beginning of year..............  $  8,959   $  8,065   $  6,466   $  3,741   $  2,522
Allowance of acquired bank..................................        --         --      3,591        368         --
Charge-offs:
  Commercial and industrial.................................     2,415      3,133      4,531      1,256        795
  Real estate -- construction and land development..........        48        524         --         --         --
  Real estate -- mortgages
    Single-family...........................................       184        223        197        359         81
    Commercial..............................................       130          9         53         --         --
    Other...................................................        20         --         36         --         --
  Consumer..................................................     1,517        726        975      1,291        883
                                                              --------   --------   --------   --------   --------
        Total charge-offs...................................     4,314      4,615      5,792      2,906      1,759
Recoveries:
  Commercial and industrial.................................        65        193        418        108         42
  Real estate -- construction and land development..........        65         --         --         --         --
  Real estate -- mortgages
    Single-family...........................................        --         83         62         81         23
    Commercial..............................................        27          4         67          5         --
    Other...................................................        --         --         43         --         --
  Consumer..................................................       290        268        360        412        228
                                                              --------   --------   --------   --------   --------
        Total recoveries....................................       447        548        950        606        293
Net charge-offs.............................................     3,867      4,067      4,842      2,300      1,466
Provision for loan losses...................................     7,454      4,961      2,850      4,657      2,685
                                                              --------   --------   --------   --------   --------
Allowance for loan losses at end of year....................  $ 12,546   $  8,959   $  8,065   $  6,466   $  3,741
                                                              ========   ========   ========   ========   ========
Loans at end of year, net of unearned income................  $999,156   $808,145   $632,777   $431,931   $282,902
Average loans, net of unearned income.......................   914,006    710,414    535,754    340,813    254,146
Ratio of ending allowance to ending loans...................      1.26%      1.11%      1.27%      1.50%      1.32%
Ratio of net charge-offs to average loans...................       .42        .57       0.90       0.67       0.58
Net charge-offs as a percentage of:
  Provision for loan losses.................................     51.88      81.98     169.89      49.39      54.60
  Allowance for loan losses.................................     30.82      45.40      60.04      35.57      39.19
Allowance for loan losses as a percentage of nonperforming
  loans.....................................................    100.99      90.85     216.22     172.93     146.42

     Nonperforming Loans. Nonperforming loans increased $2.5 million to $12.4 million as of December 31, 2001 from $9.9 million as of December 31, 2000. As a percent of net loans, nonperforming loans increased from 1.22% at December 31, 2000 to 1.24% at December 31, 2001. The following table represents our nonperforming loans for the dates indicated.

                  NONACCRUAL, PAST DUE AND RESTRUCTURED LOANS

                                                                  DECEMBER 31,
                                                   -------------------------------------------
                                                    2001      2000     1999     1998     1997
                                                   -------   ------   ------   ------   ------
                                                             (DOLLARS IN THOUSANDS)
Nonaccrual.......................................  $ 7,941   $9,340   $3,097   $1,496   $1,169
Accruing loans 90 days or more delinquent........    4,482      334      575      934    1,344
Restructured.....................................       --      187       58       --       --
                                                   -------   ------   ------   ------   ------
                                                   $12,423   $9,861   $3,730   $2,430   $2,513
                                                   =======   ======   ======   ======   ======
Nonperforming loans as a percent of loans........     1.24%    1.22%     .59%     .56%     .89%
                                                   =======   ======   ======   ======   ======

     The following is a summary of nonperforming loans by category for the dates shown:

                                                                  DECEMBER 31,
                                                   -------------------------------------------
                                                    2001      2000     1999     1998     1997
                                                   -------   ------   ------   ------   ------
                                                             (DOLLARS IN THOUSANDS)
Commercial and industrial........................  $ 3,078   $6,580   $1,780   $  560   $  262
Real estate -- construction and land
  development....................................    2,895      867      288      158      104
Real estate -- mortgages
  Single-family..................................    3,089      551      333      735      517
  Commercial.....................................    2,400    1,284      893      526    1,097
  Other..........................................      145       --       80       --        4
Consumer.........................................      669      389      298      387      529
Other............................................      147      190       58       64       --
                                                   -------   ------   ------   ------   ------
          Total nonperforming loans..............  $12,423   $9,861   $3,730   $2,430   $2,513
                                                   =======   ======   ======   ======   ======

     A delinquent loan is placed on nonaccrual status when it becomes 90 days or more past due and management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that the collection of interest is doubtful. When a loan is placed on nonaccrual status, all interest which has been accrued on the loan but remains unpaid is reversed and deducted from earnings as a reduction of reported interest income. No additional interest income is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain. When a problem loan is finally resolved, there may ultimately be an actual write-down or charge-off of the principal balance of the loan to the allowance for loan losses. The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-collateralized and in process of collection.

     Potential Problem Loans. In addition to nonperforming loans, management has identified $4.0 million in potential problem loans as of December 31, 2001. Potential problem loans are loans where known information about possible credit problems of the borrowers causes management to have doubts as to the ability of such borrowers to comply with the present repayment terms and may result in disclosure of such loans as nonperforming. Approximately $2.4 million of this amount consists of loans to two customers of which $1.2 million is secured by equipment and the remaining $1.2 million is secured by residential real estate. Management has allocated in the allowance for loan losses approximately $798,000 to absorb any losses through substandard and doubtful classifications that may result from these loans. Approximately $1.7 million of these loans are considered impaired as discussed below.

     Impaired Loans. At December 31, 2001, our recorded investment in impaired loans totaled $10.1 million, a decrease of $7.9 million from $18.0 million at December 31, 2000. The decline in the amount of impaired loans is attributable to several commercial loans and commercial real estate loans that are now current, have been paid-off or the collateral has been foreclosed. At December 31, 2001 and 2000, there was approximately $3.1 million in allowance for loan losses specifically allocated to impaired loans. We have no commitments to loan additional funds to the borrowers whose loans are impaired.

     Of the $10.1 million in impaired loans, $6.8 million, or 67% are secured by real estate, of which, 1-4 family residential properties comprise $2.9 million, and various commercial buildings and lots comprise $3.9 million. The remaining $3.3 million, or 33% is secured by commercial assets and consumer personal property. Of the $3.1 million in allowance specifically allocated to impaired loans, $1.1 million has been allocated to loans secured by real estate, and the remaining has been allocated to commercial and consumer loans.

     Investment Securities. The investment securities portfolio comprised 6.27% of our total interest-earning assets as of December 31, 2001. Total securities averaged $90.5 million in 2001, compared to $81.0 million in 2000 and $86.6 million in 1999. The investment securities portfolio produced average tax equivalent yields of 6.03%, 6.71% and 6.40% for the years ended December 31, 2001, 2000 and 1999, respectively. At December 31, 2001, our investment securities portfolio had an amortized cost of $69.4 million and an estimated fair value of $68.9 million.

     The $26.9 million decrease in investment securities during 2001 provided additional funding for our loan growth and increased our investment in short-term federal funds sold which enhanced our liquidity.

     The transition provisions of FAS No. 133 provide that at the date of initial application (January 1, 2001), debt securities categorized as held-to-maturity may be transferred into the available-for-sale category without calling into question our intent to hold other debt securities until maturity. As such, on January 1, 2001, we transferred debt securities with a carrying value of $4,389,000 and a market value of $4,317,000 to the available-for-sale category and the $72,000 unrealized loss on the transfer was recorded in other comprehensive income.

     The following table sets forth the amortized costs of the securities we held at the dates indicated.

                              INVESTMENT PORTFOLIO

                                                               DECEMBER 31,
                                           ----------------------------------------------------
                                              HELD TO MATURITY          AVAILABLE FOR SALE
                                           ----------------------   ---------------------------
                                           2001    2000     1999     2001      2000      1999
                                           ----   ------   ------   -------   -------   -------
                                                          (DOLLARS IN THOUSANDS)
U.S. Treasury and agencies..............   $--    $   --   $   --   $18,807   $39,407   $11,645
State and political subdivisions........    --     2,867    3,711     8,749    12,844    13,991
Mortgage-backed securities..............    --     1,522    1,766    39,313    38,091    42,292
Other securities........................    --        --       --     2,512     1,516     1,090
                                           ---    ------   ------   -------   -------   -------
          Total investment securities...   $--    $4,389   $5,477   $69,381   $91,858   $69,018
                                           ===    ======   ======   =======   =======   =======

     The following table shows the scheduled maturities and average yields of securities held at December 31, 2001.

                 MATURITY DISTRIBUTION OF INVESTMENT SECURITIES

                                                                MATURING
                       ------------------------------------------------------------------------------------------
                                          AFTER ONE BUT     AFTER FIVE BUT
                         WITHIN ONE        WITHIN FIVE        WITHIN TEN
                            YEAR              YEARS              YEARS         AFTER TEN YEARS         TOTAL
                       ---------------   ---------------   -----------------   ----------------   ---------------
                       AMOUNT    YIELD   AMOUNT    YIELD   AMOUNT      YIELD   AMOUNT     YIELD   AMOUNT    YIELD
                       -------   -----   -------   -----   ------      -----   -------    -----   -------   -----
                                                         (DOLLARS IN THOUSANDS)
Securities available
  for sale:
  U.S. Treasury and
    agencies.........  $12,746   1.84%   $ 5,609   4.67%   $ 452       4.31%   $    --      --%   $18,807   2.74%
  State and political
    subdivision......      420   7.58      2,164   5.93      360       5.81      5,805    4.94      8,749   5.31
  Mortgage-backed
    securities.......       57   6.10      2,623   7.63    1,379       5.74     35,254    4.58     39,313   4.83
  Other securities...      100   5.18        299   6.85      264       5.51      1,849    7.29      2,512   6.97
                       -------   ----    -------   ----    ------      ----    -------    ----    -------   ----
         Total.......  $13,323   2.06%   $10,695   5.70%   $2,455      5.30%   $42,908    4.75%   $69,381   4.40%
                       =======   ====    =======   ====    ======      ====    =======    ====    =======   ====

     Short-Term Investments. Short-term investments as of December 31, 2001 consisted of federal funds sold of $20.0 million compared to $3.1 million as of December 31, 2000. Federal funds sold averaged $31.4 million during 2001, compared to $14.6 million in 2000 and $15.1 million in 1999 and produced average yields of 4.17%, 6.36% and 5.04%, respectively. Federal funds are a primary source of our liquidity and are generally invested on an overnight basis. In addition to federal funds sold, we will also invest in short-term commercial paper. As of December 31, 2001, we did not hold any commercial paper.

     In addition to liquidity management, we also utilize short-term investments when the level of funds committed to lending and investment portfolios changes, or the level of deposit generation changes.

     Deposits. During 2001, average total deposits increased $167.5 million, or 22.6% to $910.3 million, from $742.8 million in 2000. During 2000, average total deposits increased $145.6 million, or 24.4% from $597.2 million in 1999, which increased $141.4 million, or 31.0% from $455.8 million in 1998. Deposit growth has been generated primarily through internal growth in our various markets.

     The following table sets forth our average deposits by category for the periods indicated.

                                AVERAGE DEPOSITS

                                                          AVERAGE FOR THE YEAR
                               ---------------------------------------------------------------------------
                                        2001                      2000                      1999
                               -----------------------   -----------------------   -----------------------
                                 AVERAGE                   AVERAGE                   AVERAGE
                                 AMOUNT       AVERAGE      AMOUNT       AVERAGE      AMOUNT       AVERAGE
                               OUTSTANDING   RATE PAID   OUTSTANDING   RATE PAID   OUTSTANDING   RATE PAID
                               -----------   ---------   -----------   ---------   -----------   ---------
                                                         (DOLLARS IN THOUSANDS)
Noninterest bearing demand
  deposits...................   $100,968         --%      $ 91,420         --%      $ 81,500         --%
Interest-bearing demand
  deposits...................    230,098       3.27        172,579       3.79        149,755       3.42
Savings deposits.............     30,823       1.87         35,141       2.99         32,248       2.91
Time deposits................    548,445       5.91        443,686       6.17        333,720       5.40
                                --------       ----       --------       ----       --------       ----
          Total average
            deposits.........   $910,334       4.45%      $742,826       4.71%      $597,223       4.77%
                                ========       ====       ========       ====       ========       ====

     Noninterest bearing deposits totaled $94.6 million at December 31, 2001, an increase of 6.5%, or $5.7 million from $88.9 million at December 31, 2000. Of the $5.7 million increase in noninterest bearing deposits, 71.0%, or $4.1 million were generated in branches located in the Alabama region, the other 29.0%, or $1.6 million were generated in branches in the Florida region. Noninterest bearing deposits comprised 9.9% of total deposits at December 31, 2001, compared to 10.8% at December 31, 2000.

     Interest bearing deposits totaled $857.6 million at December 31, 2001, an increase of 16.1%, or $119.2 million from $738.4 million at December 31, 2000. Of the $119.2 million increase in interest-bearing deposits, 52.4%, or $62.5 million were generated in branches located in the Alabama region, the other 47.6%, or $56.7 million were generated in branches in the Florida region.

     During 2001, average interest-bearing deposits increased $158.0 million, or 24.2% to $809.4 million, from $651.4 million in 2000, compared to an increase during 2000 of $135.7 million, or 26.3% from $515.7 million in 1999, which increased $121.5 million, or 30.8% from $394.2 million in 1998. Interest-bearing deposits comprised 90.1% of total deposits at December 31, 2001, compared to 89.2% at December 31, 2000 and carried an average rate of 4.45%, 4.71% and 4.77% for the years ended December 31, 2001, 2000 and 1999, respectively.

     Deposits, particularly core deposits, have historically been our primary source of funding and have enabled us to meet successfully both our short-term and long-term liquidity needs. Our core deposits, which exclude our time deposits greater than $100,000, represent 72.8% of our total deposits at December 31, 2001 compared to 71.4% at December 31, 2000. We anticipate that such deposits will continue to be our primary source of funding in the future. Our loan-to-deposit ratio was 104.9% at December 31, 2001, compared to 97.7% at December 31, 2000. The maturity distribution of our time deposits over $100,000 at December 31, 2001 is shown in the following table.

                MATURITIES OF TIME DEPOSITS OF $100,000 OR MORE

               AT DECEMBER 31, 2001
---------------------------------------------------
 UNDER       3-6      6-12       OVER
3 MONTHS   MONTHS    MONTHS    12 MONTHS    TOTAL
--------   -------   -------   ---------   --------
              (DOLLARS IN THOUSANDS)
$82,500    $78,205   $56,605    $41,833    $259,143
=======    =======   =======    =======    ========

     Approximately 31.8% of our time deposits over $100,000 had scheduled maturities within three months. We believe customers who hold a large denomination certificate of deposit tend to be extremely sensitive to interest rate levels, making these deposits a less reliable source of funding for liquidity planning purposes than core deposits.

     Borrowed Funds. During 2001, average borrowed funds increased $49.0 million, or 57.1% to $134.8 million, from $85.8 million during 2000, which increased $35.9 million, or 72.1% from $49.9 million during 1999. The average rate paid on borrowed funds during 2001, 2000 and 1999 was 5.82%, 5.78% and 5.31%, respectively. Because of a relatively high loan-to-deposit ratio, the existence and stability of these funding sources are important to our maintenance of short-term and long-term liquidity.

     Borrowed funds as of December 31, 2001 consisted primarily of advances from the FHLB. The following is a summary, by year of contractual maturity, of advances from the FHLB as of December 31, 2001 and 2000:

                                                   2001                      2000
                                          -----------------------   -----------------------
                                            WEIGHTED                  WEIGHTED
YEAR                                      AVERAGE RATE   BALANCE    AVERAGE RATE   BALANCE
----                                      ------------   --------   ------------   --------
                                                       (DOLLARS IN THOUSANDS)
2003....................................      4.99%      $ 15,660       4.99%      $ 15,660
2004....................................      5.21         25,000       5.21         25,000
2005....................................      6.31         32,400       6.31         32,800
2008....................................      5.51          2,500       5.51          2,500
2009....................................      5.26          2,000       5.26          2,000
2010....................................      6.18         26,340       6.18         26,340
2011....................................      4.97         32,000         --             --
                                                         --------                  --------
Total...................................      5.58%      $135,900       5.78%      $104,300
                                                         ========                  ========

     Certain advances are subject to call by the FHLB as follows: 2002, $114.3 million; 2003, $2.5 million; and 2004 $2.0 million. The $114.3 million in FHLB advances subject to call during 2002 carry a weighted average interest rate of 5.65%, ranging from 4.97% to 7.07%. We do not expect the FHLB to call these advances considering the current interest rate environment.

     The advances are secured by FHLB stock, agency securities and a blanket lien on certain residential real estate loans, all with a carrying value of approximately $231.0 million at December 31, 2001. We have remaining approximately $88.0 million in unused lines of credit with the FHLB subject to the availability of qualified collateral.

     As of December 31, 2001, we have available $15.0 million under a $15.0 million line of credit with a regional bank. Interest is one and three quarters (1.75%) percentage points in excess of the applicable LIBOR Index Rate. The line matures May 1, 2002. As of December 31, 2001 and 2000, there were no outstanding balances on this line of credit. Subsequent to year end, we negotiated an extension of the maturity on this line of credit to May 1, 2005.

     We also have available approximately $25.0 million in unused federal funds lines of credit with regional banks, subject to certain restrictions and collateral requirements.

     Guaranteed Preferred Beneficial Interest in Our Subordinated
Debentures. On September 7, 2000, TBC Capital II, a Connecticut statutory trust established by us, received $15,000,000 in proceeds in exchange for $15,000,000 principal amount of TBC Capital II's 10.6% cumulative trust preferred securities in a pooled trust preferred private placement. TBC Capital used the proceeds to purchase an equal principal amount of our 10.6% subordinated debentures.

     On July 16, 2001, TBC Capital III, a Delaware business trust established by us, received $16,000,000 in proceeds in exchange for $16,000,000 principal amount of TBC Capital III's variable rate cumulative trust preferred securities in a pooled trust preferred private placement. TBC Capital III used the proceeds to purchase an equal principal amount of our variable rate subordinated debentures. The stated interest rate is six-month LIBOR plus 375 basis points. The interest rate on the securities reprices every six months and has a 12.5% per annum ceiling for the first ten years. As of the date of issuance, the interest rate on the securities was 7.57%. In January 2002, these securities repriced to 5.74%.

     We have fully and unconditionally guaranteed all obligations of TBC Capital II and TBC Capital III on a subordinated basis with respect to the preferred securities. We account for TBC Capital II and TBC Capital III as minority interests. Subject to certain limitations, the preferred securities qualify as Tier 1 capital and are presented in the Consolidated Statement of Financial Condition as "Guaranteed preferred beneficial interests in our subordinated debentures." The sole assets of TBC Capital II and TBC

Capital III are the subordinated debentures issued by us. Both the preferred securities of TBC Capital II and TBC Capital III and our subordinated debentures each have 30-year lives. However, The Banc Corporation, TBC Capital II and TBC Capital III have call options with a premium after five years through ten years and call options at par, after ten years, subject to regulatory approval, or earlier depending upon certain changes in tax or investment company laws, or regulatory capital requirements.

     A portion of the proceeds from the offerings were used to repay borrowings under our line of credit with the balance to be used for general corporate purposes including additional capital investment in our bank subsidiary.

     Stockholders' Equity. Stockholders' equity increased $2.0 million during 2001 to $76.9 million at December 31, 2001 from $74.9 million at December 31, 2000. The increase in stockholders' equity during 2001 primarily consisted of $2.7 million in net income offset by $714,000 in treasury stock transactions. In September of 2000, our board of directors approved a stock buyback plan in an amount not to exceed $10,000,000. During 2001 and 2000, 177,650 shares of common stock were repurchased, of which 10,000 shares were reissued during 2001. As December 31, 2001, there were 167,650 shares held in treasury at a total cost of $924,000. During 2001, we repurchased 137,650 shares at a total cost of $780,000.

     Regulatory Capital. The table below represents our and our subsidiary's actual regulatory and minimum regulatory capital requirements at December 31, 2001 (dollars in thousands):

                                                               FOR CAPITAL
                                                                ADEQUACY          TO BE WELL
                                               ACTUAL           PURPOSES         CAPITALIZED
                                          ----------------   ---------------   ----------------
                                           AMOUNT    RATIO   AMOUNT    RATIO    AMOUNT    RATIO
                                          --------   -----   -------   -----   --------   -----
Total Risk-Based Capital
  The Banc Corporation..................  $114,538   11.41%  $80,326   8.00%   $100,408   10.00%
  The Bank..............................   103,521   10.40    79,668   8.00      99,585   10.00
Tier 1 Risk-Based Capital
  The Banc Corporation..................    94,785    9.44    40,163   4.00      60,245    6.00
  The Bank..............................    91,072    9.15    39,834   4.00      59,751    6.00
Leverage Capital
  The Banc Corporation..................    94,785    7.92    47,856   4.00      59,820    5.00
  The Bank..............................    91,072    7.61    47,864   4.00      59,830    5.00

IMPACT OF INFLATION

     Unlike most industrial companies, our assets and liabilities are primarily monetary in nature. Therefore, interest rates have a more significant effect on our performance than do the effects of changes in the general rate of inflation and changes in prices. In addition, interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. We seek to manage the relationships between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

                                    BUSINESS

GENERAL

     We are a Delaware-chartered financial holding company headquartered in Birmingham, Alabama. We offer a broad range of banking and related services in 34 locations in Alabama and the Florida panhandle through The Bank, our principal subsidiary. We had assets of approximately $1.2 billion, loans of approximately $1.0 billion, deposits of approximately $952 million and stockholders' equity of approximately $77 million at December 31, 2001. Our principal executive offices are located at 17 North 20th Street, Birmingham, Alabama 35203, and our telephone number is (205) 327-3600.

STRATEGY

     Operations. The Bank targets individuals and local and regional businesses that prefer local decision-making and personalized service. As a result, we conduct our business on a decentralized basis with respect to deposit gathering and most credit decisions, emphasizing local knowledge and authority to make these decisions. We supplement this decentralized management approach with centralized risk management, policy oversight, credit review, audit and asset/liability and risk management systems. We implement these standardized administrative and operational policies at each of our locations while retaining local management and advisory directors to capitalize on their knowledge of the local community. We believe this strategy enables The Bank to generate high yielding loans and to attract and retain low cost core deposits that provide a large portion of our funding requirements. Core deposits comprised approximately 72.8% of our total deposits at December 31, 2001.

     Management. We believe we have assembled a seasoned management team with particular experience in the southeastern banking market. Our senior management has over 120 years of professional banking experience. We believe our current management team provides us with the experience to grow substantially without requiring significant additions to our senior management team.

     Presently, we have 13 individual presidents who act as regional executives responsible for the day to day operations and decisions for between one and five branches. We require our presidents to live in their specific market area and encourage them to be an active member of their community. This approach permits The Bank to target individuals and small to medium-sized regional businesses that prefer local decision-making and personalized service. In addition, we believe that the history of achievement and leadership of these presidents and advisory directors gives us a competitive advantage relative to the larger bank holding companies in our market areas.

     Products and Services. We focus on commercial, consumer, residential mortgage and real estate construction lending to customers in our local markets. Our retail loan products include mortgage banking services, home equity lines of credit, consumer loans, including automobile loans, and loans secured by certificates of deposit and savings accounts. Our commercial loan products include working capital lines of credit, term loans for both real estate and equipment, letters of credit and SBA loans. We also offer a variety of deposit programs to individuals and to businesses and other organizations, including a variety of personal checking, savings, money market and NOW accounts, as well as business checking and savings accounts, investment sweep accounts and credit line sweep accounts. In addition, we offer individual retirement accounts and investment services, safe deposit and night depository facilities and additional services such as commercial cash management services, internet banking and the sale of traveler's checks, money orders and cashier's checks.

     In 2002, The Bank intends to enhance its brokerage and investment products through a relationship with a third-party registered broker-dealer. The Bank also intends to introduce life, health and annuity products.

     We believe that our delivery model gives us a competitive advantage in relation to large regional banks and that our diverse product offering gives us a competitive advantage in relation to other community banking organizations.

     Market Areas. Our primary markets are located throughout the northern half of Alabama and the panhandle of Florida. A number of once independent community banks in our market areas have been acquired by larger bank holding companies. We believe that consolidation of local banks into these larger institutions provides an excellent opportunity for us to expand our market share.

     We have specifically targeted Birmingham and Huntsville, Alabama and the panhandle of Florida as our best opportunities for internal growth. Birmingham is the largest city in Alabama and one of the largest banking centers in the country as measured by domiciled deposits. Birmingham is a recognized leader in medical research and is well situated to take advantage of Alabama's growing auto manufacturing industry including Mercedes Benz of North America and Honda Corporation. Birmingham has a median family income of $51,100 and an unemployment rate of 3.1% for 2001, substantially better than the Alabama average. (Sources: U.S. Department of Housing and Urban Development and Alabama Department of Industrial Relations).

     Huntsville is the third largest city in Alabama and is home to the Marshall Space Flight Center, the Redstone Arsenal and the attendant defense and technology businesses. Huntsville has 14% employment in high-tech manufacturing and services and a well educated population. Huntsville plays a key role in the development of missile defense systems with Boeing employing about 1,300 people in this work in Huntsville. Huntsville was ranked third among top high-tech cities in 2001 and had the fifth highest concentration of software employment nationwide (Source: Center for Business and Economic Research, The University of Alabama). Huntsville has a median family income of $60,600 and an unemployment rate of 3.1% for 2001. (Sources: U.S. Department of Housing and Urban Development and Alabama Department of Industrial Relations).

     Our Florida community bank franchise stretches along Florida's "Emerald Coast," from Destin to Apalachicola Bay, with approximately $456 million in assets (including the CF Bancshares acquisition). This is one of the fastest growing areas in Florida, a state known for its tourism industry and growth rate in general. We focused on the panhandle of Florida because of its potential for economic growth, attractive tourism industry, retiree population, and construction and other lending opportunities. We have three branches serving the Port St. Joe, Mexico Beach and Apalachicola markets and a fourth is planned for the summer of 2002. We believe Port St. Joe is the only undeveloped deep water port on the Gulf Coast. The St. Joe Company, which we believe is one of the largest property owners in the State of Florida, has begun to develop its extensive real estate holdings in that area.

     In addition to Birmingham and Huntsville, our branches are located in:
Albertville, Andalusia, Boaz, Childersburg, Decatur, Frisco City, Gadsden, Guntersville, Kinston, Madison, Monroeville, Morris, Mt. Olive, Opp, Rainbow City, Roanoke, Samson, Sylacauga and Warrior, Alabama. In the panhandle region of Florida, we have branches in Altha, Apalachicola, Bay Point, Blountstown, Bristol, Destin (2), Mexico Beach, Panama City, Panama City Beach, Port St. Joe, Santa Rosa Beach and Seagrove. In addition, we are opening a branch in Carrabelle, Florida in the summer of 2002.

     Growth. Since our inception, we have grown through acquisitions, internal growth and branching. Following each of our acquisitions, we have expended substantial managerial, operating, financial and other resources to integrate these entities. In addition, we have typically maintained the acquired entity's management and staff. As a result of this increase in personnel and the corresponding investment in infrastructure and systems, our efficiency ratio has been negatively impacted. As we are only three years old and still in the early stages of the execution of our business plan, we have not yet reached economies of scale that a mature banking company would expect. However, we believe that we now have substantial capacity to grow our operations without significant further investment in infrastructure.

     Our future growth depends primarily on the expansion of the business of The Bank through internal growth and the opening of new branch offices in new and existing markets. The Bank will also consider the strategic acquisition of other financial institutions and branches with relatively high earnings or exceptional growth potential. Our ability to grow profitably from internal growth depends primarily on our ability to attract and retain low cost and core deposits coupled with the continued opportunity to generate high yielding, quality loans. Our ability to grow profitably through the opening or acquisition of new branches will depend primarily on, among other things, our ability to identify profitable, growing markets and branch locations within such markets, attract necessary deposits to operate such branches profitably and to locate lending and investment opportunities within such markets.

     We evaluate business combination opportunities and conduct discussions, due diligence activities and negotiations in connection with those opportunities. As a result, business combination transactions involving cash, debt or equity securities might occur from time to time. Any future business combination or series of business combinations that we might undertake may be material, in terms of assets acquired or liabilities assumed, to our financial condition. Any future acquisition is subject to approval by the appropriate bank regulatory agencies. See "Supervision and Regulation."

LENDING ACTIVITIES

     General. We offer a range of lending services, including real estate, consumer and commercial loans, primarily to individuals and businesses and other organizations that are located in or conduct a substantial portion of their business in our market areas. Our total loans at December 31, 2001 were $1.0 billion, or 92% of total earning assets. The interest rates we charge on loans vary with the risk, maturity and amount of the loan and are subject to competitive pressures, money market rates, availability of funds and government regulations. We do not have any foreign loans or loans for highly leveraged transactions.

     The lending activities of The Bank are subject to the written underwriting standards and loan origination procedures established by The Bank's board of directors and management. Loan originations are obtained from a variety of sources, including referrals, existing customers, walk-in customers and advertising. In our marketing efforts, we emphasize our community ties, customized personal service, competitive rates, and an efficient underwriting and approval process. Loan applications are initially processed by loan officers who have approval authority up to designated limits. Certain of our presidents and senior lenders have additional approval authority of not greater than $250,000. Any loan in excess of $250,000 must be approved by the regional executive for north Alabama, the regional executive for Florida or the Chief Credit Officer or Chief Executive Officer of The Bank who each have a $1 million secured lending limit. The Bank's Corporate Loan Committee has approval authority for all loans and overall credit relationships in excess of $1 million and up to $4 million. The Bank's Corporate Loan Committee as well as the Loan Committee of the Board of Directors of The Bank must approve any loan or overall credit relationship over $4 million, and the Board of Directors of The Bank must approve any loan or overall credit relationship in excess of $6 million.

     We use generally recognized loan underwriting criteria and attempt to minimize loan losses through various means. In particular, on larger credits, we generally rely on the cash flow of a debtor as the source of repayment and secondarily on the value of the underlying collateral. In addition, we attempt to utilize shorter loan terms in order to reduce the risk of a decline in the value of such collateral. As of December 31, 2001, 52% of our loan portfolio consisted of loans that had initial terms of one year or less or repriced at least annually. Additionally, generally The Bank does not lend without personal signatures or guarantees unless approved by the Chairman of the Board of Directors. We believe that there are currently only five loans in our portfolio without personal signatures or guarantees.

     We address repayment risks by adhering to internal credit policies and procedures that include officer and customer lending limits, a multi-layered loan approval process that includes senior management of The Bank and The Banc Corporation for larger loans, periodic documentation examination and follow-up procedures for any exceptions to credit policies. The point in our loan approval process at which a loan is approved depends on the size of the borrower's overall credit relationship with us.

  LOAN PORTFOLIO

     Real Estate Loans. Loans secured by real estate are a significant component of our loan portfolio, constituting $643.6 million, or 64.4% of total loans at December 31, 2001. Our largest category of real estate loan is single-family mortgage loans, typically structured with fixed or adjustable interest rates, based on market conditions. At December 31, 2001, $224.7 million, or 22.5% of our total loan portfolio consisted of these loans. The weighted average interest rate for such loans was 7.93% with an average loan balance of $58,000 and a maximum loan balance of $1.4 million. On average, these loans had 20.5 months seasoning and an average loan to value ratio of 51%. Fixed rate loans usually have terms of five years or less, with payments through the date of maturity generally based on a 15 to 30-year amortization schedule. Adjustable rate loans generally have a term of 15 years. We typically charge an origination fee on these loans.

     Nonresidential mortgage loans include commercial, industrial and raw land loans. At December 31, 2001, $194.5 million, or 19.5% of our total loan portfolio consisted of these loans. The weighted average interest rate for such loans was 7.69% with an average loan balance of $257,000 and a maximum loan balance of $8.1 million. On average, these loans had 19.6 months seasoning and an average loan to value ratio of 68%. The commercial real estate loans primarily provide financing for income producing properties such as shopping centers, apartments and office buildings and for owner occupied properties (primarily light industrial facilities, office buildings and farm or timber land). These loans are underwritten with loan to value ratios ranging from 65% to 85% based upon the type of property being financed and the financial strength of the borrower. For owner occupied commercial buildings, we underwrite the financial capability of the owner, with an 85% maximum loan-to-value ratio. For income producing improved real estate, we underwrite the strength of the leases, especially those of any anchor tenants, with minimum debt service coverage of 1.2:1 and an 85% maximum loan-to-value ratio. While evaluation of collateral value is an essential part of the underwriting process for these loans, repayment ability is determined from analysis of the borrower's earnings and cash flow. Terms are typically three to five years and may have payments through the date of maturity based on a 15 to 30 year amortization schedule.

     We make loans to finance the construction of and improvements to single-family and multi-family housing and commercial structures as well as loans for land development. At December 31, 2001, $200.3 million, or 20.0% of our total portfolio consisted of such loans. The weighted average interest rate for such loans was 6.66% with an average loan balance of $156,000 and a maximum loan balance of $6.5 million. On average, these loans had 13.2 months seasoning and an average loan to value ratio of 69%. Our construction lending is divided into three general categories: owner occupied commercial buildings; income producing improved real estate; and single-family residential construction. For construction loans related to income producing properties, the underwriting criteria are the same as outlined in the preceding paragraph. For single family residential construction, we underwrite the financial strength and reputation of the builder factoring in the general state of the economy and interest rates and the location of the home, with an 85% maximum loan-to-value ratio. Construction loans usually have a term of twelve months and generally require personal guarantees. The majority of land development loans consist of loans to convert raw land into residential subdivisions.

     Commercial and Industrial Loans. We make loans for commercial purposes in various lines of business. These loans are typically made on terms up to five years at fixed or variable rates and are secured by accounts receivable, inventory or, in the case of equipment loans, the financed equipment. We attempt to reduce our credit risk on commercial loans by limiting the loan to value ratio to 85% on loans secured by accounts receivable, 50% on loans secured by inventory and 75% on loans secured by equipment. We also, from time to time, make unsecured commercial loans. Commercial and industrial loans constituted $261.2 million, or 26.1% of our loan portfolio at December 31, 2001. The weighted average interest rate for such loans was 7.39% with an average loan balance of $75,000 and a maximum loan balance of $4.9 million. On average, these loans had 17.1 months seasoning.

     Consumer Loans. Consumer lending includes installment lending to individuals in our market areas and consists primarily of loans to purchase automobiles, recreational vehicles, mobile homes and consumer goods. Consumer loans constituted $91.4 million, or 9.1% of our loan portfolio at December 31, 2001. The weighted average interest rate for such loans was 8.69% with an average loan balance of $8,100 and a maximum loan balance of $1.0 million. On average, these loans have 13.9 months seasoning. Consumer loans are underwritten based on the borrower's income, current debt, credit history and collateral. Terms generally range from four to five years on automobile loans and one to three years on other consumer loans.

  CREDIT REVIEW AND PROCEDURES

     Loan Review. There are credit risks associated with making any loan. These include prepayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers. In particular, longer maturities increase the risk that economic conditions will change and adversely affect collectibility.

     We have a loan review process designed to promote early identification of credit quality problems. A risk rating system is employed whereby each loan is assigned a rating that corresponds to the perceived credit risk. Risk ratings are subject to independent review by a centralized loan review department, which also performs ongoing, independent review of the risk management process including underwriting, documentation and collateral control. Regular reports are made to senior management and the board of directors regarding credit quality as measured by assigned risk ratings and other measures, including, but not limited to, the level of past due percentages and non-performing assets. The loan review function is centralized and independent of the lending function. Review results are reported to the Audit Committee of the board of directors of The Banc Corporation as well as to The Banc Corporation's independent auditors.

DEPOSITS

     Core deposits are our principal source of funds, constituting approximately 72.8% of our total deposits as of December 31, 2001. Core deposits consist of demand deposits, interest-bearing transaction accounts, savings deposits and certificates of deposit (excluding certificates of deposits over $100,000). Transaction accounts include checking, money market and NOW accounts that provide The Bank with a source of fee income and cross-marketing opportunities, as well as a low-cost source of funds. Time and savings accounts also provide a relatively stable and low-cost source of funding. The largest source of funds for The Bank is certificates of deposit. Certificates of deposit in excess of $100,000 are held primarily by customers in our market areas.

     Deposit rates are set periodically by the Asset Liability Management Committee, which includes senior management of The Bank and The Banc Corporation. We believe our rates are competitive with those offered by competing institutions in our market areas; however, we focus on customer service, not high rates, to attract and retain deposits.

COMPETITION

     The banking industry is highly competitive, and our profitability depends principally on our ability to compete in our market areas. In our market areas, we face competition from both regional banks and smaller community banks. We encounter strong competition both in making loans and attracting deposits. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans and other credit and service charges. Customers also consider the quality and scope of the services rendered, the convenience of banking facilities and, in the case of loans to commercial borrowers, relative lending limits, and may also consider the fact that other banks offer different services. Many of the large regional banks against which we compete have significantly greater lending limits and may offer additional products; however, we believe we have been able to compete effectively with other financial institutions, regardless of their size, by emphasizing customer service and by providing a wide array of services. In addition, most of our non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks. See "Supervision and Regulation." Competition may further intensify if additional financial services companies enter markets in which we conduct business.

EMPLOYEES

     As of December 31, 2001, we employed approximately 390 individuals primarily at The Bank. We believe that our employee relations have been and continue to be good.

PROPERTIES

     Our corporate headquarters are located at 17 North 20th Street, Birmingham, Alabama. As of December 21, 1999, The Banc Corporation and The Bank, who jointly own the building, converted the building into condominiums known as The Bank Condominiums. The Banc Corporation owns The Bank Unit, which consists of 4 floors of the building, including a branch of The Bank and our headquarters. We intend to sell or lease the remaining condominium units for commercial or residential use.

     We operate through 35 office facilities, including our operations center. We own 27 of these facilities and lease eight of these facilities. Rental expense on the leased properties totaled approximately $570,000 in 2001.

LEGAL PROCEEDINGS

     While we may from time to time be a party to various legal proceedings arising from the ordinary course of our business, we believe that there are no proceedings threatened or pending against us at this time that will individually, or in the aggregate, materially or adversely affect our business, financial condition or results of operations.

                           SUPERVISION AND REGULATION

     We are a financial holding company under the Gramm-Leach-Bliley Act ("GLBA"). We are subject to the supervision, examination and reporting requirements of the Federal Reserve Board, the Bank Holding Company Act ("BHCA") and the GLBA. The BHCA and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

     The supervision and regulation of bank holding companies and their subsidiaries are intended primarily for the protection of depositors, the deposit insurance funds of the Federal Deposit Insurance Corporation (the "FDIC") and the banking system as a whole, not for the protection of bank holding company stockholders or creditors. The banking agencies have broad enforcement power over bank holding companies and banks, including the power to impose substantial fines and other penalties for violation of laws and regulations. The following description summarizes some of the laws to which we are subject. References herein to applicable statutes and regulations are brief summaries thereof, do not purport to be complete and are qualified in their entirety by reference to such statutes and regulations.

     The Bank, an Alabama state chartered bank and member of the Federal Reserve System, is subject to the regulation, supervision and examination by the Federal Reserve Board and the Alabama Banking Department.

     Gramm-Leach-Bliley Act. The GLBA became law on November 12, 1999, and key provisions affecting bank holding companies became effective March 11, 2000. The GLBA enables bank holding companies to acquire insurance companies and securities firms and effectively repeals depression-era laws which prohibited the affiliation of banks and these other financial services entities under a single holding company. Certain qualified bank holding companies and other types of financial service entities may elect to become financial holding companies under the new law. Financial holding companies are permitted to engage in activities considered financial in nature, as defined in the GLBA, and may engage in a broader range of activities than bank holding companies or banks. The GLBA will enable financial holding companies to offer a wide variety of financial services, or services incident to financial services, including banking, securities underwriting, merchant banking and insurance (both underwriting and agency services).

The new financial services authorized by the GLBA also may be engaged in by a "financial subsidiary" of a national or state bank, with the exception of insurance or annuity underwriting, insurance company portfolio investments, real estate investment and development, and merchant banking, all of which must be conducted under the financial holding company.

     To become a financial holding company, a bank holding company must provide notice to the Federal Reserve Board of its desire to become a financial holding company, and certify to the Federal Reserve Board that each of its bank subsidiaries is "well-capitalized," "well-managed" and has at least a "satisfactory" rating under the CRA. These requirements are also necessary to maintain financial holding company status. On February 12, 2000, we filed our election to become a financial holding company with the Federal Reserve Board. Our election was effective as of March 13, 2000.

     Regulatory Restrictions on Dividends. Various federal and state statutory provisions limit the amount of dividends The Bank can pay to us without regulatory approval. Approval of the Federal Reserve Board is required for payment of any dividend by a state chartered bank that is a member of the Federal Reserve System if the total of all dividends declared by the bank in any calendar year would exceed the total of its net profits (as defined by regulatory agencies) for that year combined with its retained net profits for the proceeding two years. In addition, a state member bank may not pay a dividend in an amount greater than its net profits. State member banks may also be subject to similar restrictions imposed by the laws of the states in which they are chartered.

     Under Alabama law, a bank may not pay a dividend in excess of 90% of its net earnings until the bank's surplus is equal to at least 20% of its capital. The Bank is also required by Alabama law to obtain the prior approval of the Superintendent of the State Banking Department of Alabama for its payment of dividends if the total of all dividends declared by The Bank in any calendar year will exceed the total of (1) the Bank's net earnings (as defined by statute) for that year, plus (2) its retained net earnings for the preceding two years, less any required transfers to surplus. In addition, no dividends may be paid from The Bank's surplus without the prior written approval of the Superintendent.

     In addition, federal bank regulatory authorities have authority to prohibit the payment of dividends by bank holding companies if their actions constitute unsafe or unsound practices. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company experiencing earnings weaknesses should not pay cash dividends that exceed its net income or that could only be funded in ways that weaken the bank holding company's financial health, such as by borrowing. Our ability and The Bank's ability to pay dividends in the future is currently, and could be further, influenced by bank regulatory policies and capital guidelines.

     As of December 31, 2001, an aggregate of approximately $14.4 million was available for payment of dividends by The Bank to us under applicable restrictions, without obtaining regulatory approval.

     Source of Strength. Under Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength to its banking subsidiaries and commit resources to their support. This support may be required by the Federal Reserve Board at times when, absent this policy, a bank holding company may not be inclined to provide it. A bank holding company, in certain circumstances, could be required to guarantee the capital plan of an undercapitalized banking subsidiary. In addition, any capital loans by a bank holding company to any of its depository institution subsidiaries are subordinate in right of payment to deposits and to certain other indebtedness of the banks.

     Under the Federal Deposit Insurance Act ("FDIA"), an FDIC-insured depository institution can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (1) the default of a commonly controlled FDIC-insured depository institution or (2) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC's claim for damages is superior to claims of stockholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution.

     Safe and Sound Banking Practices. Bank holding companies are not permitted to engage in unsafe or unsound banking practices. The Federal Reserve Board has broad authority to prohibit activities of bank holding companies and their non-banking subsidiaries which represent unsafe or unsound banking practices or which constitute violations of laws or regulations, and can assess civil money penalties for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1,000,000 for each day the activity continues.

     Capital Adequacy Requirements. We are required to comply with the capital adequacy standards established by the Federal Reserve Board, and The Bank is subject to additional requirements of the FDIC and the Alabama Banking Department. The Federal Reserve Board has adopted two basic measures of capital adequacy for bank holding companies: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be in compliance.

     The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items are assigned to risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

     The minimum guideline for the ratio (the "Total Risk-Based Capital Ratio") of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8%. At least half of Total Capital must comprise common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock and a limited amount of loan loss reserves ("Tier 2 Capital").

     In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio (the "Leverage Ratio") of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, of 3% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3%, plus an additional cushion of 100 to 200 basis points. Our Leverage Ratio was 7.92% at December 31, 2001. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve Board has indicated that it will consider a tangible Tier 1 Capital Leverage Ratio (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.

     The federal bank regulatory agencies' risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal and state bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant.

     The Bank was in compliance with the applicable minimum capital requirements as of December 31, 2001. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Failure to meet capital guidelines could subject The Bank to a variety of enforcement remedies by federal bank regulatory agencies, including termination of deposit insurance by the FDIC, and to certain restrictions on business.

     As of December 31, 2001, both The Banc Corporation and The Bank were "well capitalized."

     Branching. The BHCA, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act"), repealed the prior statutory restrictions on interstate banking so that The Banc Corporation may acquire a bank located in any other state, and any bank holding company located outside Alabama may lawfully acquire any Alabama-based bank regardless of state law to the contrary, in either case subject to certain deposit-percentage minimums, aging requirements and other restrictions. In addition, the Interstate Banking Act generally provided that after June 1, 1997, national and state-chartered banks may branch interstate through acquisitions of banks in other states.

     Alabama and other states have laws relating specifically to acquisitions of banks, bank holding companies and other types of financial institutions. Alabama law sets five years as the minimum age of banks which may be acquired.

     Restrictions on Transactions With Affiliates and Insiders. Transactions between The Bank and its affiliates, including The Banc Corporation, are subject to Sections 23A and 23B of the Federal Reserve Act. In general, Section 23A imposes limits on the amount of such transactions, and also requires certain levels of collateral for loans to affiliated parties. It also limits the amount of advances to third parties which are collateralized by the securities or obligations of The Banc Corporation or any of its subsidiaries. Section 23B of the Federal Reserve Act generally requires that certain transactions between a bank and its respective affiliates be on terms substantially the same, or at least as favorable to such bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons.

     The restrictions on loans to directors, executive officers, principal stockholders and their related interests (collectively referred to herein as "insiders") contained in the Federal Reserve Act and Regulation O apply to all federally insured institutions and their subsidiaries and holding companies. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution's total unimpaired capital and surplus, and the FDIC may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions. State banking laws also have similar provisions.

     FDIC Insurance Assessments. Pursuant to FDICIA, the FDIC adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the risk-based assessment system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied.

     Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

     Community Reinvestment Act. The Bank is subject to the CRA. The CRA and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with the safe and sound operations of the banks. These regulations also provide for regulatory assessment of a bank's record in meeting the needs of its service area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") requires federal banking agencies to make public a rating of a bank's performance under the CRA. In the case of a bank holding company, the CRA performance record of the banks involved in the transaction are reviewed by federal banking agencies in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or thrift or to merge with any other bank holding company. An unsatisfactory record can substantially delay or block the transaction. The Bank has, and previously C&L Bank and Emerald Coast Bank had, received a satisfactory CRA rating from federal banking agencies.

     Consumer Laws and Regulations. In addition to the laws and regulations discussed herein, The Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Fair Credit Reporting Act and the Settlement Procedures Act among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans to or engaging in other types of transactions with such customers.

INSTABILITY OF REGULATORY STRUCTURE

     Various bills are routinely introduced in the United States Congress, and state legislatures with respect to the regulation of financial institutions. Certain of these proposals, if adopted, could significantly change the regulation of banks and the financial services industry. We cannot predict whether any of these proposals will be adopted or, if adopted, how these proposals would affect us.

EFFECT ON ECONOMIC ENVIRONMENT

     The policies of regulatory authorities, especially the monetary policy of the Federal Reserve Board, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve Board to affect the money supply are open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

     Federal Reserve Board monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on our business and earnings cannot be predicted.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the name, age and positions of each of our executive officers and directors as of February 27, 2002:

NAME                                    AGE         POSITION WITH CORPORATION
----                                    ---         -------------------------
James R. Andrews, M.D.................  59    Director
Neal R. Berte, Ed. D..................  61    Director
W. T. Campbell, Jr....................  55    Director
David R. Carter.......................  50    Executive Vice President, Chief
                                              Financial Officer and Director
Peter N. DiChiara(2)..................  45    Director
K. Earl Durden(2).....................  65    Director
Don J. Giardina.......................  52    President and Chief Executive Officer
                                              of The Bank and Director
John F. Gittings......................  55    Director
Steven C. Hays........................  44    Director
Thomas E. Jernigan, Jr.(2)............  36    Director
Randall E. Jones......................  48    Director
James Mailon Kent, Jr.(1).............  61    Vice Chairman
F. Hampton McFadden, Jr...............  39    Executive Vice President, General
                                              Counsel and Secretary
Mayer Mitchell........................  69    Director
Ronald W. Orso, M.D.(1)...............  55    Director
Harold W. Ripps.......................  63    Director
Richard M. Scrushy(3).................  49    Director
Jerry M. Smith........................  62    Director
Michael E. Stephens...................  58    Director
Larry D. Striplin, Jr.(1).............  72    Vice Chairman
Marie Swift...........................  60    Director
James A. Taylor.......................  59    Chairman and Chief Executive Officer
James A. Taylor, Jr...................  36    President, Chief Operating Officer and
                                              Director
T. Mandell Tillman....................  53    Director
Johnny Wallis.........................  72    Director

---------------

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee

(3) Mr. Scrushy serves as an advisory director, a non-voting position.

     James R. Andrews, M.D. has been a director since September 1998 and served as a director of Warrior Capital Corporation from October 1997 until it was merged into The Banc Corporation on September 24, 1998. Dr. Andrews served as a director of Alabama National BanCorporation from 1989 until 1996. Dr. Andrews has practiced as an orthopedic surgeon specializing in sports-related injuries for over 25 years.

     Neal R. Berte, Ed.D. has been a director since September 1998. Dr. Berte has been the President of Birmingham-Southern College since 1975.

     W. T. Campbell, Jr. has been a director since October 30, 1998. Mr. Campbell served as President of City National Corporation and Chairman of the Board of Directors of City National from 1984 until it was merged into The Banc Corporation on October 30, 1998. Mr. Campbell is a practicing attorney in Sylacauga, Alabama with the firm of Campbell and Douglas.

     David R. Carter has been Executive Vice President and Chief Financial Officer since September 1998. Mr. Carter has served as a Director of The Banc Corporation since December 1998. Mr. Carter served as Executive Vice President and Chief Financial Officer of Warrior Capital Corporation from April 1998 until September 1998. Mr. Carter served as a consultant to Warrior Capital Corporation from January 1998 until April 1998. From June 1995 through December 1997, Mr. Carter served as the Chief Financial Officer of Roxco, Ltd., a regional construction company. From February 1981 through January 1995, Mr. Carter served in various capacities with Trustmark, a publicly-traded bank holding company based in Jackson, Mississippi, including Chief Financial Officer from September 1988 until January 1995.

     Peter N. DiChiara has been a director since September 1998 and served as a director of Warrior Capital Corporation from 1984 until it was merged into The Banc Corporation on September 24, 1998. Mr. Dichiara has been the President of City Wholesale Grocery, a grocery supply company based in Birmingham, Alabama since October 1983.

     K. Earl Durden has been a director since December 5, 1998. Mr. Durden served as a Director of Emerald Coast Bancshares, Inc. from its inception in 1996 until it was merged into The Banc Corporation on February 12, 1999. Mr. Durden is the President, Chief Executive Officer and a director of Rail Management Corporation. Mr. Durden also serves as President and a director of the following companies: Copper Basin Railway, Inc., KWT Railway, Galveston Railway, Inc. and Grizzard Transfer, Inc., a small trucking company. Mr. Durden also served as Chairman, Executive Committee member and a director of the American Short Line and Regional Railroad Association. Mr. Durden has been heavily involved in the acquisition, ownership, start up and operation of short line railroads for the past twenty years.

     Don J. Giardina has been a director since September 2001. Mr. Giardina serves as President and Chief Executive Officer of The Bank. Mr. Giardina joined The Bank as President in July 2000, and was named Chief Executive Officer in August 2001. Mr. Giardina served as President and CEO of Colonial Bank, Birmingham, Alabama, from June 1989 until July 2000. Mr. Giardina also served in the United States Army as a finance officer. Mr. Giardina is a certified public accountant.

     John F. Gittings has been a director since September 1999. Mr. Gittings also serves as President of The Bank-Monroeville. Mr. Gittings served as President, Chief Executive Officer, and director of First Citizens Bancorp, Inc., from 1996 until it was merged into The Banc Corporation on October 31, 1998. Mr. Gittings served as President, Chief Executive Officer and Director of First Bank & Trust in Grove Hill, Alabama, from 1990 to 1996.

     Steven C. Hays has been a director since November 6, 1998. Mr. Hays served as a director of Commerce Bank of Alabama, Inc. from April 1995 until it was merged into The Bank on November 6, 1998. Mr. Hays also served as Executive Vice President of Steel Processing Services, Inc. from 1981 until the sale of the company in 1993. He presently manages a number of personal investments.

     Thomas E. Jernigan, Jr. has been a director since September 1998 and served as a director of Warrior Capital Corporation from December 1997 until it was merged into The Banc Corporation on September 24, 1998. Mr. Jernigan has been the President of Marathon Corporation, a privately-held investment management company based in Birmingham, Alabama for over two years. Mr. Jernigan has held various positions with Marathon Corporation since 1989. Mr. Jernigan's father, Thomas E. Jernigan, holds the title of "Director Emeritus," a non-voting position.

     Randall E. Jones has been a director since November 6, 1998. Mr. Jones served as a director of Commerce Bank of Alabama, Inc. from April 1995 until it was merged into The Bank on November 6, 1998. Mr. Jones is the owner and President of Randy Jones Insurance Agency, Inc., representing Nationwide Insurance Company since 1978. He is a past president of the Albertville Rotary Club and the Albertville Chamber of Commerce.

     James Mailon Kent, Jr. has been a director since September 1998 and served as a director of Warrior Capital Corporation from October 1997 until it was merged into The Banc Corporation on September 24, 1998. Mr. Kent has served as Vice Chairman of The Banc Corporation since December 1998. Mr. Kent served as a director of Alabama National BanCorporation from 1988 until 1996 and served as Vice Chairman of Alabama National BanCorporation from 1988 until 1994. Mr. Kent has been the owner of Mailon Kent Insurance Agency in Birmingham, Alabama for over 20 years.

     F. Hampton McFadden, Jr. has served as Executive Vice President, General Counsel and Secretary of The Banc Corporation and The Bank since January 2000. For more than five years prior to joining us, Mr. McFadden was engaged in the private practice of law in Birmingham, Alabama, most recently as a member of the law firm now known as Haskell Slaughter Young & Rediker, L.L.C.

     Mayer Mitchell has been a director since September 1998 and served as a director of Warrior Capital Corporation from December 1997 until it was merged into The Banc Corporation on September 24, 1998. He served as Chairman and Chief Executive Officer of The Mitchell Company, a real estate development firm based in Mobile, Alabama, from September 1955 until his retirement from the company on December 31, 1986. He is currently a co-owner of Mitchell Brothers, Inc., a private investment company. Mr. Mitchell is a former National President and Chairman of the Board of Directors of the American Israel Public Affairs Committee ("AIPAC") and a past member of the Board of Directors of AmSouth Bank N.A. of Mobile and Altus Bank of Mobile.

     Ronald W. Orso, M.D. has been a director since September 1998 and served as a director of Warrior Capital Corporation from October 1997 until it was merged into The Banc Corporation on September 24, 1998. Dr. Orso served as a director of Alabama National BanCorporation from 1988 until 1997. Dr. Orso has practiced in the field of obstetrics and gynecology for over 23 years. He is the past Chairman of the Department of Obstetrics and Gynecology and the past president of the Medical Staff at Baptist Medical Center in Birmingham.

     Harold W. Ripps has been a director since September 1998 and served as a director of Warrior Capital Corporation from December 1997 until it was merged into The Banc Corporation on September 24, 1998. He has served as a trustee of Colonial Properties Trust Diversified REIT since 1995. In 1969, Mr. Ripps founded The Rime Companies, a real estate development, construction and management firm, headquartered in Birmingham, Alabama, specializing in the development of multi-family properties. Mr. Ripps has served The Rime Companies in an executive capacity since that time.

     Richard M. Scrushy has been a director since September 1998. Mr. Scrushy is currently an advisory director, a non-voting position. Since 1984, Mr. Scrushy has been Chairman of the Board and Chief Executive Officer of HEALTHSOUTH Corporation. Mr. Scrushy has been a director of Caremark Rx, Inc., formerly MedPartners, Inc., since January 1993 and served as its Chairman of the Board of Directors from January 1998 through October 1998.

     Jerry M. Smith has been a director since September, 1999. Mr. Smith served as a member of the Board of Directors of C&L Bank of Bristol from 1975 until it was acquired by The Banc Corporation on June 30, 1999, and as a member of the Board of Directors of C&L Bank of Blountstown from 1987 until it was acquired by The Banc Corporation and merged into C&L Bank of Bristol on June 30, 1999. Mr. Smith has been Chairman and President of First National Bank of Alachua in Alachua, Florida since 1971.

     Michael Stephens has been a director since September 1998 and served as a director of Warrior Capital Corporation from December 1997 until it was merged into The Banc Corporation on September 24, 1998. He founded ReLife, Inc., a publicly-traded rehabilitation company based in Birmingham, Alabama, and was its Chairman and Chief Executive Officer from 1986 until 1994. He is currently the Chairman and Chief Executive Officer of S Enterprises, Inc.

     Larry D. Striplin, Jr. has been a director since September 1998 and served as a director of Warrior Capital Corporation from October 1997 until it was merged into The Banc Corporation on September 24, 1998. Mr. Striplin has served as Vice Chairman of The Banc Corporation since December 1998. Since

October 1995, Mr. Striplin has been the Chairman and Chief Executive Officer of Nelson-Brantley Glass Contractors, Inc. and Chairman and Chief Executive Officer of Clearview Properties, Inc. Until October 1995, Mr. Striplin had been Chairman of the Board and Chief Executive Officer of Circle 'S' Industries, Inc., a privately-owned bonding wire manufacturer. Mr. Striplin is a member of the board of directors of HEALTHSOUTH Corporation, a publicly-traded provider of rehabilitative health care services, Kulicke & Soffa Industries, Inc., a publicly-traded manufacturer of electronic equipment.

     Marie Swift has been a director since September 1998 and served as a director of Warrior Capital Corporation from its incorporation in 1982 until it was merged into The Banc Corporation on September 24, 1998. Ms. Swift served as Secretary of The Banc Corporation from September 1998 to December 1998. Ms. Swift has been President of The Bank-Warrior since January 1998. Prior to that, she served as Senior Vice President of Warrior Savings Bank from 1982 until 1998.

     James A. Taylor has been Chairman of the Board and Chief Executive Officer since our incorporation in 1998. Mr. Taylor served as President of The Banc Corporation from April 1998 until November 1998 and from February 1999 until September 2000. Mr. Taylor served as Chairman of the Board, President and Chief Executive Officer of Warrior Capital Corporation from October 1997 until it was merged into The Banc Corporation on September 24, 1998. Mr. Taylor was Founder, Chairman of the Board and Chief Executive Officer of Alabama National BanCorporation, a publicly-traded bank holding company based in Birmingham, Alabama, from its incorporation in 1986 until his retirement in April 1996. From 1981 until 1996, Mr. Taylor served as Chairman of the Board and Chief Executive Officer of various banks and bank holding companies that ultimately comprised Alabama National BanCorporation. Mr. Taylor is also on the board of directors of Southern Energy Homes, Inc., a producer of manufactured housing, and the American Sports Medicine Institute and SAL Trust Preferred Fund I, a closed-end investment company.

     James A. Taylor, Jr. has been President and Chief Operating Officer since September 2000. Mr. Taylor has served as a director since December 1998. Mr. Taylor served as Executive Vice President, General Counsel and Secretary of The Banc Corporation from September 1998 until September 2000. Mr. Taylor served as Executive Vice President, General Counsel and Secretary of The Bank from December 1998 until November 1999. Mr. Taylor was a director of Warrior Capital Corporation from October 1997 until it was merged into The Banc Corporation on September 24, 1998 and served as Executive Vice President and General Counsel of Warrior Capital Corporation from April 1998 until September 1998. From June 1996 until April 1998, Mr. Taylor served as Vice President -- Legal Services for MedPartners, Inc., now Caremark Rx, Inc. From July 1994 until December 1996, Mr. Taylor served as outside general counsel to Alabama National BanCorporation. From August 1990 until March 1996, Mr. Taylor was in private practice with a law firm in Birmingham, Alabama. Mr. Taylor is the son of James A. Taylor. From November 1, 1999 until April 2000, Mr. Taylor also served as a Senior Vice President of Vesta Insurance Group, Inc.

     T. Mandell Tillman has been a director since November 6, 1998. Mr. Tillman was a director of Commerce Bank of Alabama from April 1995 until it was merged into The Bank on November 6, 1998. Mr. Tillman has served as Chairman of the Board of Real Property Services, Inc. since 1985. He holds the MAI designation.

     Johnny Wallis has been a director since September 1998 and served as director of Warrior Capital Corporation from its incorporation in 1982 until it was merged into The Banc Corporation on September 24, 1998. Mr. Wallis served as the Chairman of the Board, President and Chief Executive Officer of Warrior Capital Corporation until October 1997. Mr. Wallis served as President of The Bank until January 1998 and served as Chairman of the Board of The Bank-Warrior until June 30, 2000.

CERTAIN INFORMATION CONCERNING THE BOARD OF DIRECTORS AND ITS COMMITTEES

     Our directors are divided into three classes, with each class being as nearly equal in number as reasonably possible. The classes are:

Class 1                         Class 2                         Class 3
(Term Expires in 2002)          (Term Expires in 2003)          (Term Expires in 2004)
----------------------          ----------------------          ----------------------
W. T. Campbell, Jr.             Peter N. DiChiara               James R. Andrews
K. Earl Durden                  Don J. Giardina                 Neal R. Berte
John F. Gittings                Steven C. Hays                  David R. Carter
Thomas E. Jernigan, Jr.         Randall E. Jones                James Mailon Kent, Jr.
Mayer Mitchell                  Jerry M. Smith                  Ronald W. Orso
Harold Ripps                    Michael E. Stephens             Larry D. Striplin, Jr.
James A. Taylor, Jr.            Johnny Wallis                   James A. Taylor
T. Mandell Tillman              Marie Swift

     Each director holds office for the three-year term to which he or she is elected and until his or her successor is duly elected and qualified. At each annual meeting of our stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. The board of directors elects officers annually. Those officers serve at the discretion of the board of directors. During 2001, the board of directors held five meetings and acted by unanimous written consent one time.

     Our board of directors currently has two committees: the Audit Committee and the Compensation Committee. The board of directors as a whole acts in place of a nominating committee.

     The Audit Committee is responsible for reviewing and supervising our financial controls. The Audit Committee makes recommendations to the board of directors with respect to our financial statements and the appointment of independent auditors, reviews significant audit and accounting policies and practices, meets with our independent public accountants concerning, among other things, the scope of audits and reports, and reviews our performance of overall accounting and financial controls. The Audit Committee consists of Messrs. Dichiara, Durden and Jernigan as well as two directors of The Bank. During 2001, there were four meetings of the Audit Committee.

     The Compensation Committee is responsible for reviewing the performance of all officers and recommending to the board of directors annual salary and bonus amounts for all or our officers. The Compensation Committee also administers the Second Amended and Restated 1998 Incentive Stock Plan of The Banc Corporation and the Commerce Bank of Alabama Stock Option Plan. The Compensation Committee consists of Messrs. Kent and Striplin and Dr. Orso. During 2001, the Compensation Committee held two meetings and acted by unanimous written consent one time. See "Executive Compensation and Other Information."

     The board of directors as a whole acts in place of a nominating committee. Our bylaws provide that nomination for the office of director may be made by stockholders only if written notice of such proposed nominations are delivered to or mailed and received at our principal executive offices not less than 60 days nor more than 90 days prior to the meeting at which the election is to be held; provided, however, that in the event that less than 70 days' notice, or prior public disclosure of the date of the meeting, is given, or made, to stockholders, then, notice by the stockholders, to be timely, must be so delivered or mailed and received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. The stockholder's notice must set forth:

          (a) as to each person the stockholder proposes to nominate for election or re-election as a director,

        - the person's name, age, business address, and residence address,

        - the person's principal occupation or employment,

        - the class and number of shares of The Banc Corporation that the person beneficially owns, and

        - any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder; and

          (b) as to the stockholder giving the notice,

        - the name and record address of the stockholder,

        - the class or series and number of shares of capital stock of The Banc Corporation that are owned beneficially or of record by the stockholder,

        - a description of all arrangements or understandings between the stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by the stockholder

        - a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in such notice, and

        - any other information relating to the stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

     The notice must be accompanied by a written consent of each proposed nominee to be named as a nominee and to serve as a director, if elected. We may require any proposed nominee to furnish such other information as may reasonably be required to determine the eligibility of such proposed nominee to serve as a director.

EXECUTIVE COMPENSATION

     Executive Officer Compensation. The following table presents certain information concerning compensation paid or accrued for services rendered to The Banc Corporation in all capacities during the years ended December 31, 2001, 2000 and 1999, for our chief executive officer and our four other most highly compensated executive officers whose total annual salary and bonus in the last fiscal year exceeded $100,000. These executive officers are referred to collectively as the "named executive officers."

                           SUMMARY COMPENSATION TABLE

                                                                                        LONG-TERM
                                                                                       COMPENSATION
                                                    ANNUAL COMPENSATION                   AWARDS
                                       ---------------------------------------------   ------------
                                                                          OTHER         SECURITIES
                                                                         ANNUAL         UNDERLYING
NAME AND PRINCIPAL POSITION HELD       YEAR   SALARY($)   BONUS($)   COMPENSATION(1)    OPTIONS(#)
--------------------------------       ----   ---------   --------   ---------------   ------------
James A. Taylor......................  2001   $469,120    $     --      $ 95,488         200,000
  Chairman of the Board and            2000    400,000          --       188,029          15,000
  Chief Executive Officer              1999    250,000     150,000        72,909          75,000
James A. Taylor, Jr..................  2001   $336,750    $     --      $ 16,053          65,000
  President and Chief                  2000    221,291          --        19,648          15,000
  Operating Officer and                1999    164,742          --        57,760          15,000
  Director
David R. Carter......................  2001   $282,625    $     --      $  8,807          65,000
  Executive Vice President,            2000    188,822          --        11,159          15,000
  Chief Financial Officer and          1999    162,000          --        56,604          15,000
  Director
Don J. Giardina (2)..................  2001   $254,000    $     --      $  7,697          25,000
  President and Chief Executive        2000    110,500          --                        50,000
  Officer of The Bank and Director
F. Hampton McFadden, Jr. (3).........  2001   $228,000    $     --      $ 13,240          70,000
  Executive Vice President,
  General Counsel and Secretary

---------------

(1) Represents the dollar value of board fees received and insurance premiums we paid with respect to life, health, dental and disability insurance, housing and automobile allowance for the benefit of the named executive officer.

(2) Mr. Giardina has served as Chief Executive Officer of The Bank since August 2001. He joined The Bank as President and Chief Operating Officer in July 2000.

(3) Mr. McFadden has served as Executive Vice President, General Counsel and Secretary since January 2001.

     Option Grants in 2001. The following table contains information concerning the grant of stock options under the Second Amended and Restated 1998 Stock Incentive Plan to the named executive officers.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                            ALTERNATIVE TO
                                                                                             (F) AND (G):
                                                                                              GRANT DATE
                                                       INDIVIDUAL GRANTS                        VALUE
                                      ---------------------------------------------------   --------------
                                                    PERCENT OF
                                                      TOTAL
                                       NUMBER OF     OPTIONS/
                                      SECURITIES       SARS
                                      UNDERLYING    GRANTED TO
                                       OPTIONS/     EMPLOYEES    EXERCISE OF                  GRANT DATE
                                         SARS       IN FISCAL    BASE PRICE    EXPIRATION   PRESENT VALUE
NAME                                  GRANTED (#)    YEAR (1)      ($/SH)         DATE          $ (2)
----                                  -----------   ----------   -----------   ----------   --------------
James A. Taylor.....................    200,000         27%         $6.65       6/19/11        $548,000
James A. Taylor, Jr.................     65,000          9           6.65       6/19/11         178,100
David R. Carter.....................     65,000          9           6.65       6/19/11         178,100
Don J. Giardina.....................     25,000          3           6.65       6/19/11          68,500
F. Hampton McFadden, Jr.............     50,000          7           5.68       1/16/11         117,000
                                         20,000          3           6.65       6/19/11          54,800

---------------

(1) We granted options to purchase 735,000 shares of common stock to our employees and directors during 2001.

(2) The fair value of the options granted was based upon the Black-Scholes pricing model. The Banc Corporation used the following weighted average assumptions for 2001: A risk free interest rate of 4.60%, a volatility factor of .29%, a weighted average life of options of 6 years and a dividend yield of 0%.

     Aggregated Option Exercises in 2001 and Option Values at Year End. The following table provides information with respect to options exercised by the named executive officers during the year ended December 31, 2001 and the number and value of securities underlying unexercised options held by the named executive officers at December 31, 2001.

            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                           YEAR-END OPTION/SAR VALUES

                                                                 NUMBER OF SECURITIES       VALUE OF
                                                                      UNDERLYING          UNEXERCISED
                                                                     UNEXERCISED          IN-THE-MONEY
                                          SHARES                   OPTIONS/SARS AT      OPTIONS/SARS AT
                                         ACQUIRED      VALUE       FISCAL YEAR-END      FISCAL YEAR-END
                                            ON        REALIZED     (#) EXERCISABLE/     ($) EXERCISABLE/
NAME                                    EXERCISE(#)     ($)         UNEXERCISABLE        UNEXERCISABLE
----                                    -----------   --------   --------------------   ----------------
James A. Taylor.......................      --           $--        46,000/169,000       $17,700/56,550
James A. Taylor, Jr...................      --           --          19,000/61,000         9,600/24,150
David R. Carter.......................      --           --          19,000/61,000         9,600/24,150
Don J. Giardina.......................      --           --          25,000/50,000        14,300/25,200
F. Hampton McFadden, Jr...............      --           --          14,000/56,000        12,200/48,800

EMPLOYMENT AGREEMENTS

     James A. Taylor. We entered into an employment agreement with Mr. Taylor dated as of November 1, 1997. Under the terms of his employment agreement, Mr. Taylor will serve as our Chairman of the Board and Chief Executive Officer and Chairman of the Board of The Bank. In addition,

Mr. Taylor will be nominated to serve as a director of The Banc Corporation and as a director of each of its subsidiaries. Mr. Taylor will receive a minimum annual base compensation of $250,000 plus an incentive payment of 15% of the base amount per quarter. In addition, he is entitled to receive other benefits including a car allowance and country club dues and may participate in other executive compensation plans. The term of the agreement is for five years which is renewable daily for an additional five-year term. If Mr. Taylor is terminated for any reason other than "cause" as defined in the agreement (including constructive termination), he shall receive five years base compensation, director's fees and all benefits or their cash equivalents. In addition, he would be entitled to a "gross-up" payment to cover any excise tax imposed on any severance payment to him. Mr. Taylor's employment agreement includes as part of his compensation the rental payments for the condominium we provide for Mr. Taylor as a residence.

     We entered into a deferred compensation agreement with Mr. Taylor on July 23, 1998. That agreement provides that we will fund the premium of two life insurance policies on Mr. Taylor's life which will provide a split dollar benefit to The Banc Corporation and Mr. Taylor's estate in the event of his death. Upon the termination of Mr. Taylor's employment for reasons other than death or Cause (as defined in the agreement), Mr. Taylor will become entitled to receive 15 annual payments in the approximate amount of $140,000 commencing April 15, 2007.

     James A. Taylor, Jr. We entered into an employment agreement with James A. Taylor, Jr., dated as of September 19, 2000. Under his employment agreement, Mr. Taylor, Jr. will serve as our President and Chief Operating Officer. In addition, Mr. Taylor, Jr. will be nominated to serve as a director of The Banc Corporation and its subsidiaries. Mr. Taylor, Jr. will receive a base salary of $216,500 per year plus an incentive payment of 10% of the base amount per quarter. In addition, he is entitled to receive other benefits including a car allowance and country club or athletic club dues and may participate in all other executive compensation plans. The term of the agreement is three years which is renewable daily for an additional three-year period. If Mr. Taylor, Jr. is terminated for any reason other than "cause" as defined in the agreement (including constructive termination), he shall receive three years base compensation fees and all benefits or their cash equivalents. In addition, he would be entitled to a "gross up" payment to cover any excise tax imposed on any severance payment to him.

     David R. Carter.  We have entered into an employment agreement with David
R. Carter, effective as of September 19, 2000. Under his employment agreement, Mr. Carter will serve as our Executive Vice President and Chief Financial Officer and Executive Vice President and Chief Financial Officer of The Bank. In addition, Mr. Carter will receive a base salary of $216,500 per year plus an incentive payment of 5% of the base amount per quarter. In addition, he is entitled to receive other benefits including a car allowance and country club or athletic club dues and may participate in all other executive compensation plans. The term of the agreement is three years which is renewable daily for an additional three-year period. If Mr. Carter is terminated for any reason other than "cause" as defined in the agreement (including constructive termination), he shall receive three years base compensation, director's fees and all benefits or their cash equivalents. In addition, he would be entitled to a "gross up" payment to cover any excise tax imposed on any severance payment to him.

     Don J. Giardina. We have entered into an employment agreement with Don J. Giardina effective as of July 14, 2000. Under his employment agreement, Mr. Giardina will serve as the President and Chief Operating Officer of The Bank. In addition, Mr. Giardina will receive a base salary of $200,000 per year plus an incentive payment of 5% of the base amount per quarter. In addition, he is entitled to receive other benefits including a car allowance and country club or athletic club dues and may participate in all other executive compensation plans. The term of the agreement is three years which is renewable daily for an additional three-year period. If Mr. Giardina is terminated for any reason other than "cause" as defined in the agreement (including constructive termination), he shall receive three years base compensation, director's fees and all benefits or their cash equivalents. In addition, he would be entitled to a "gross up" payment to cover any excise tax imposed on any severance payment to him.

     F. Hampton McFadden, Jr.  We have entered into an employment agreement with
F. Hampton McFadden, Jr. effective as of January 16, 2001. Under his employment agreement, Mr. McFadden will serve as the Executive Vice President and General Counsel and Secretary of The Banc Corporation and The Bank. In addition, Mr. McFadden will receive a base salary of $205,000 per year plus an incentive payment of 5% of the base amount per quarter. In addition, he is entitled to receive other benefits including a car allowance and country club or athletic club dues and may participate in all other executive compensation plans. The term of the agreement is three years which is renewable daily for an additional three-year period. If Mr. McFadden is terminated for any reason other than "cause" as defined in the agreement (including constructive termination), he shall receive three years base compensation and all benefits or their cash equivalents. In addition, he would be entitled to a "gross up" payment to cover any excise tax imposed on any severance payment to him.

     W. T. Campbell, Jr. We have entered into a three year employment agreement with Mr. Campbell dated as of October 30, 1999. Under his employment agreement, Mr. Campbell will serve as the Chairman of the Board for The Bank of Sylacauga. Mr. Campbell will receive a minimum annual salary of $135,000. The agreement provides that Mr. Campbell will be entitled to receive other benefits including a life insurance policy and may participate in other executive compensation plans. We can terminate the agreement only upon prior notice for a period equal to the remaining term. If Mr. Campbell is terminated for any reason other than "cause" as defined in this agreement, Mr. Campbell shall receive his annual compensation for three years following termination and may not, directly or indirectly, carry on, engage in or solicit similar business with any of our customers in any county where we do business.

     Marie Swift. The Bank has entered into a three year employment agreement with Ms. Swift dated as of January 1, 2001. Ms. Swift serves as President of The Bank -- Warrior. The term of the agreement is for three years and will be reviewed annually by the board of directors. Ms. Swift receives a base salary of $100,000 per year plus any bonus which may be approved by The Bank's board of directors. In addition, The Bank must provide Ms. Swift an automobile.

INCENTIVE PLANS

     The Banc Corporation Incentive Plan. The objectives of the Second Amended and Restated 1998 Stock Incentive Plan of The Banc Corporation are to further the growth and development of The Banc Corporation and its subsidiaries by (1) encouraging selected participants who contribute or are expected to contribute materially to our success to obtain shares of our common stock and to encourage them to promote our best interests and (2) affording The Banc Corporation a means of attracting qualified personnel. The Second Amended and Restated 1998 Stock Incentive Plan covers 1,500,000 shares of our common stock. Those shares may be, in whole or in part, authorized but unissued shares or issued shares that we have reacquired. The Second Amended and Restated 1998 Stock Incentive Plan authorizes the grant of options to purchase our common stock. The options may be qualified as incentive stock options under Section 422 of the Internal Revenue Code of 1986 (the "Code") if so determined at the time of grant. The Second Amended and Restated 1998 Stock Incentive Plan authorizes incentive stock options, nonqualified stock options and other awards, including stock appreciation rights, restricted stock and performance shares.

     The Second Amended and Restated 1998 Stock Incentive Plan is administered by the Compensation Committee. The Compensation Committee, subject to the approval of the board of directors and the provisions of the Second Amended and Restated 1998 Stock Incentive Plan, has full power to determine the types of awards to be granted, to select the individuals to whom awards will be granted, to fix the number of shares that each optionee may purchase, to set the terms and conditions of each option, and to determine all other matters relating to the Second Amended and Restated 1998 Stock Incentive Plan. The Compensation Committee may award grant options or other awards to employees, officers, directors, consultants, agents, independent contractors and other persons who contributed or are expected to contribute materially to our success.

     The option exercise price of each option is determined by the Compensation Committee, but shall not be less than 100% of the fair market value of the shares on the date of grant in the case of incentive options. No incentive option may be granted to any employee who owns, on the date of grant, stock representing in excess of 10% of the combined voting power of all classes of stock of The Banc Corporation or a subsidiary unless the exercise price for stock subject to such options is at least 110% of the fair market value of such stock at the time of grant and the option term does not exceed five years. The aggregate fair market value of stock with regard to which incentive options are exercisable by an individual for the first time during any calendar year may not exceed $100,000. The terms and conditions of each option are fixed from time to time by the Compensation Committee. As of December 31, 2001, the Compensation Committee has approved grants of options to purchase 1,003,000 shares at an exercise price equal to "Fair Market Value" (as defined in the Second Amended and Restated 1998 Stock Incentive Plan) on the date of the grant.

     The Commerce Bank of Alabama Option Plan. On May 4, 1995, the Commerce Bank of Alabama, Inc. shareholders adopted the Commerce Bank of Alabama Incentive Stock Option Plan for the benefit of key employees of Commerce Bank of Alabama. The Commerce Option Plan authorizes the grant of options to purchase Commerce common stock intended to qualify as incentive options and the grant of non-qualified options. The Commerce Option Plan was assumed by The Banc Corporation pursuant to the merger of Commerce Bancshares of Alabama with and into The Bank. As of December 31, 2001, there were outstanding options under the Commerce Option Plan to purchase 29,009 shares of our common stock at a price of $6.24 per share.

     The Banc Corporation Executive Incentive Compensation Plan. We have adopted the Executive Incentive Compensation Plan. Under this plan, we will pay to the participants of the plan a one-time cash bonus in the aggregate amount equal to three percent of the amount that the total market capitalization (as defined in the plan) on the determination date exceeds the total market capitalization on January 5, 2000, which was $107.9 million. The determination date is defined as the earlier of (1) January 5, 2003, or (2) the date on which our common stock ceases to be publicly traded. Currently, James A. Taylor is the only participant of the Executive Incentive Compensation Plan. If the determination date was the date of this prospectus, no payments would be due under this plan. However, after giving effect to the offering, if the determination date was the date of this prospectus, the payment due under this plan would be approximately $172,000. We intend to establish an appropriate accrual for any anticipated payment, and therefor, we do not believe that any payout under this plan will have a material adverse effect on our results of operations or financial condition.

DIRECTOR COMPENSATION

     Our directors receive $1,500 compensation for each meeting of the board attended and a retainer of $1,500 per quarter for serving as directors. In addition, all nonemployee director members of standing or ad hoc committees of the board of directors receive $100 per committee meeting. Directors are eligible to receive the grant of stock options or other awards under the Second Amended and Restated 1998 Stock Incentive Plan. Directors who are also officers or employees waive receipt of all fees, including the quarterly returns, for attending board meetings.

     The following directors have entered into Deferred Compensation Agreements with us effective as of September 1, 1999; Andrews, Berte, Campbell, Carter, DiChiara, Durden, Gittings, Hays, Jernigan, Jones, Kent, Orso, Ripps, Scrushy, Stephens, Swift, Taylor, Taylor, Jr., Tillman. Directors Taylor, Kent and Jernigan also have Deferred Compensation Agreements with The Bank. These agreements provide that we will establish and fund investments and a Deferral Account for the director as provided in the agreement. Upon termination of a director's employment other than death or following a change in control, we will pay the director within 60 days of termination the amount equal to the Deferral Account Balance. If the director is terminated following a change in control, we must pay the director the primary and secondary benefits. The primary benefit is the Deferral Account balance at the end of the Plan year immediately preceding the directors termination of service which is payable to the director in ten equal annual installments. The secondary benefit is the amount equal to the growth in the Deferred Account and must be paid within 60 days of the end of each plan year.

MANAGEMENT MATTERS

     There are no arrangements or understandings known to us between any of our directors, nominees for director or executive officers and any other person pursuant to which any such person was or is to be nominated or elected as a director or an executive officer except as otherwise disclosed below. The following directors were elected or nominated to the board of directors in connection with certain acquisitions: Steven C. Hays, Randall E. Jones and T. Mandell Tillman -- Commerce Bank of Alabama, Inc.; W. T. Campbell, Jr. -- City National Corporation; Earl Durden -- Emerald Coast Bancshares Inc.; and Jerry M. Smith -- C&L Banking Corporation and C&L Bank of Blountstown. See "Management -- Directors and Executive Officers" and "-- Employment Agreements".

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Messrs. Kent, Jr., Striplin, Jr. and Dr. Orso comprise the Compensation Committee. None of the members of the Compensation Committee is a former or current officer or employee of The Banc Corporation or any of its subsidiaries.

CERTAIN TRANSACTIONS AND RELATIONSHIPS

     The Bank has entered into transactions with their directors, executive officers, significant stockholders and their affiliates. Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management of The Bank involve more than normal credit risk or present other unfavorable features.

     Emerald Coast Land Management leases 4 branches to Emerald Coast Bank. The rent payments in 2001 totaled $473,000. Emerald Coast Land Management is owned by certain former directors and officers of Emerald Coast Bank including K. Earl Durden, a current director.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth, to the best of our knowledge, certain information regarding beneficial stock ownership of our common stock as of December 31, 2001 by: (a) each of our directors and named executive officers,
(b) all directors and executive officers as a group, and (c) each stockholder we know to be the beneficial owner of more than 5% of our outstanding common stock. Except as otherwise indicated, each person or entity listed below has sole voting and investment power with respect to all shares shown to be beneficially owned by him or it except to the extent such power is shared by a spouse under applicable law.

                                                                      NUMBER OF SHARES OF       PERCENTAGE(1)(2)
                                                                      THE BANC CORPORATION         OF COMMON
                NAME                           POSITION HELD              COMMON STOCK            STOCK OWNED
                ----                           -------------          --------------------      ----------------
James A. Taylor......................  Chairman of the Board and             714,902(3)(4)            5.01%
                                       Chief Executive Officer
James Mailon Kent, Jr................  Vice Chairman                         219,002(5)               1.54%
Larry D. Striplin, Jr................  Vice Chairman                         233,002(5)(6)            1.64%
James A. Taylor, Jr..................  President, Chief Operating            200,402(7)               1.41%
                                       Officer and Director
David R. Carter......................  Executive Vice President,              39,002(7)                  *
                                       Chief Financial Officer and
                                       Director
James R. Andrews, M.D................  Director                              299,500(8)               2.11%
Neal R. Berte, Ed.D. ................  Director                               28,500(8)                  *
W. T. Campbell, Jr...................  Director                              424,967(8)(9)            2.99%
Peter N. DiChiara....................  Director                              214,500(8)(10)           1.51%
K. Earl Durden.......................  Director                              428,568(8)(11)           3.01%
Don J. Giardina......................  Director                               28,500(12)                 *
John F. Gittings.....................  Director                               61,013(13)(14)             *
Steven C. Hays.......................  Director                               78,596(8)(15)              *
Thomas E. Jernigan, Jr...............  Director                               29,002(5)                  *
Randall E. Jones.....................  Director                               52,579(8)                  *
F. Hampton McFadden, Jr..............  Executive Vice President,              34,000(16)                 *
                                       General Counsel and Secretary
Mayer Mitchell.......................  Director                              109,500(8)(17)
Ronald W. Orso, M.D..................  Director                              228,500(8)(18)           1.61%
Harold W. Ripps......................  Director                              214,500(8)               1.51%
Richard M. Scrushy...................  Director                              229,500(8)(22)           1.61%
Jerry M. Smith.......................  Director                              180,000(19)              1.27%
Michael E. Stephens..................  Director                              239,853(8)               1.69%
Marie Swift..........................  Director                               58,100(8)                  *
T. Mandell Tillman...................  Director                               58,374(8)(20)              *
Johnny Wallis........................  Director                              104,620(8)
All executive officers and directors                                       4,327,067(21)             31.31%
  as a group (25 persons)............

---------------

 (1) Except as otherwise noted herein, the percentage is determined on the basis of 14,217,371 shares of our common stock outstanding plus securities deemed outstanding pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under Rule 13d-3, a person is deemed to be a beneficial owner of any security owned by certain family members and any security of which that person has the right to acquire beneficial ownership within 60 days, including, without limitation, shares of our common stock subject to currently exercisable options. An asterisk indicates beneficial ownership of less than one percent.

 (2) Percent for each named individual is calculated by treating any shares subject to options that are held by the named individual and that are exercisable within the next 60 days as if outstanding, but treating such option shares held by others and treating shares subject to options held by the named individual but not exercisable within 60 days as not outstanding.

 (3) Does not include 32,100 shares owned by his wife, or 30,000 shares owned by his son, Brett Taylor of which he disclaims ownership.

 (4) Includes 46,100 shares subject to options.

 (5) Includes 4,000 shares subject to options.

 (6) Includes 6,000 shares as custodian for minor children.

 (7) Includes 19,000 shares subject to options.

 (8) Includes 2,000 shares subject to options.

 (9) Includes 17,143 shares held by wife and 42,432 shares held by his minor children.

(10) Includes 210,000 shares held by City Wholesale Grocery, Inc. of which he is President.

(11) Includes 203,534 shares held as co-trustee.

(12) Includes 25,000 shares subject to options.

(13) Includes 4,000 shares subject to options.

(14) Includes 900 shares held by wife.

(15) Includes 4,046 shares held for benefit of his minor children.

(16) Includes 24,000 shares subject to options.

(17) Includes 105,000 shares held by Mitchell Holdings, L.P., of which Mr. Mitchell is president of a general partner, Mitchell Investment Holdings, Inc.

(18) Includes 210,000 shares held by Birmingham OB/GYN Pension Plan of which he is Trustee.

(19) Includes 2,000 shares subject to options.

(20) Includes 4,670 shares held for benefit of children and 2,785 shares held by spouse.

(21) Includes 182,000 shares subject to options.

(22) Mr. Scrushy serves as an advisory director.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

     Our Restated Certificate of Incorporation provides that we may issue 5,000,000 shares of preferred stock, par value $.001 per share, and 25,000,000 shares of common stock, par value $.001 per share.

OUR COMMON STOCK

     Holders of our common stock are entitled to one vote for each share held of record on all matters to be submitted to a vote of the stockholders and do not have pre-emptive rights. Cumulative voting is not permitted. This means that the holders of shares entitled to exercise more than 50 percent of the voting rights in the election of directors, for example, will be able to elect all of our directors.

     The holders of our common stock are entitled to dividends and other distributions as and if declared by the board of directors out of funds legally available. See "Dividend Policy." All outstanding shares of our common stock are fully paid and nonassessable. Upon the liquidation, dissolution or winding up of The Banc Corporation, the holders of our common stock would be entitled to share pro rata in the distribution of all our assets, if any, remaining after payment or provision for payment of all our debts and obligations and preferred liquidation payments, if any, to holders of any outstanding shares of our preferred stock. Shares of our common stock are not subject to any redemption provisions and are not convertible into any other security or other property. No share of our common stock is subject to any call or assessment.

OUR PREFERRED STOCK

     Our board of directors, without stockholder authorization, is authorized to issue shares of our preferred stock in one or more series. The board of directors shall determine and fix the rights, preferences and privileges of each series, including dividend rights and preferences over dividends on our common stock and one or more series of our preferred stock, conversion rights, voting rights (in addition to those provided by law), redemption rights and the terms of any sinking fund therefore, and rights upon liquidation, dissolution or winding up, including preferences over our common stock and one or more series of our preferred stock. Although we have no present plans to issue any shares of preferred stock, the issuance of shares of our preferred stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control or an unsolicited acquisition proposal.

CERTAIN PROVISIONS OF OUR RESTATED CERTIFICATE OF INCORPORATION AND DELAWARE LAW

     Classified Board of Directors. Our Restated Certificate of Incorporation and the Bylaws provide for the board of directors to be divided into three classes of directors, as nearly equal in number as is reasonably possible, with staggered three-year terms. One class of directors is elected every year. See "Management -- Classified Board of Directors."

     We believe that classification of the board of directors into three classes helps to assure the continuity and stability of the board of directors and the business strategies and policies as determined by the board of directors, since, generally, a majority of the directors at any given time will have had prior experience as our directors. We believe that this, in turn, permits the board of directors to more effectively represent the interests of stockholders.

     With three classes, at least two annual meetings of stockholders, instead of one, will generally be required to effect a change in the majority of the board of directors. This classification may discourage proxy contests for the election of directors or purchases of a substantial block of our common stock because classification tends to prevent a change in control in a relatively short period of time. This classification could also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of The Banc Corporation. Under Delaware law, unless the certificate of incorporation otherwise provides, a director on a classified board may be removed by our stockholders only for cause. Our Restated Certificate of Incorporation does not provide otherwise.

     Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors. Our Restated Certificate of Incorporation provides that at an annual meeting of stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting business must be (1) specified in the notice of posting (or any supplement thereof, given by or at the direction of the board of directors), (2) otherwise properly brought before the meeting by or at the direction of the board of directors, or (3) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of The Banc Corporation.

     Delaware Takeover Statute. We are subject to Section 203 of Delaware law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless:

     - before that date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned;

     - by persons who are directors and also officers; and

     - by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. An "interested stockholder" is defined as any person that is (a) the owner of 15% or more of the outstanding voting stock of the corporation or (b) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

LIMITATIONS ON LIABILITY OF OFFICERS AND DIRECTORS

     Our Restated Certificate of Incorporation contains a provision eliminating or limiting director liability to us and our stockholders for monetary damages arising from acts or omissions in the director's capacity as a director. The provision does not, however, eliminate or limit the personal liability of a director:

     - for any breach of such director's duty of loyalty to us or our stockholders.

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law.

     - under the Delaware statutory provision making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock purchases or redemptions.

     - for any transaction from which the director derived an improper personal benefit.

     This provision offers persons who serve on our board of directors protection against awards of monetary damages resulting from breaches of their duty of care except as indicated above. As a result of this provision, our ability or the ability of our stockholders to successfully prosecute an action against a director for a breach of his duty of care is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The SEC has taken the position that the provision will have no effect on claims arising under the federal securities laws.

     In addition, our Restated Certificate of Incorporation and the Bylaws provide for mandatory indemnification rights, subject to limited exceptions, to any director, officer, employee or agent who by reason of the fact that he or she is a director, officer, employee or agent, is involved in a legal proceeding of any nature. Such indemnification rights include reimbursement for expenses incurred by such director, officer, employee or agent in advance of the final disposition of such proceeding in accordance with the applicable provisions of Delaware law.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is SunTrust Bank, Atlanta, 58 Edgewood Avenue Room 275, Atlanta, Georgia 30303, 404-588-7831.

                                  UNDERWRITING

     Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Sandler O'Neill & Partners, L.P. is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

NAME                                                           NUMBER OF SHARES
----                                                           ----------------
Sandler O'Neill & Partners, L.P.............................      1,950,000
Trident Securities, a division of McDonald Investments
  Inc.......................................................      1,050,000
                                                                  ---------
          Total.............................................      3,000,000
                                                                  =========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below.

     We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 450,000 additional shares of our common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each underwriter will have a firm commitment to purchase a number of shares that reflects the same percentage of total shares the underwriter purchased as reflected in the above table. We will be obligated to sell additional shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of common stock offered by this prospectus.

     The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $0.26 per share. The underwriters may allow and the dealers may reallow a concession not in excess of $0.10 per share to other dealers. After the public offering of the shares, the underwriters may change the offering price and other selling items.

     The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

                                                                 WITHOUT            WITH
                                                  PER SHARE   OVER-ALLOTMENT   OVER-ALLOTMENT
                                                  ---------   --------------   --------------
Public offering price...........................   $ 6.125     $18,375,000      $21,131,250
Underwriting discounts and commissions..........      .429       1,287,000        1,480,050
Proceeds, before expenses, to us................     5.696      17,088,000       19,651,200

     The expenses of the offering, exclusive of the underwriting discount, are estimated at $400,000 and payable by us.

     The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

     We, and our executive officers and directors, have agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Sandler O'Neill & Partners, L.P.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of those liabilities.

     Our common stock is traded on the Nasdaq National Market under the symbol "TBNC."

     In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

     - Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-alloted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     In connection with this offering, some underwriters and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making during the period when Regulation M would otherwise prohibit market making activity by the participants in our common stock offering. Passive market making may occur during the business day before the pricing of our offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

     From time to time, certain of the underwriters have provided, and may continue to provide, investment banking services to us.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     Hacker, Johnson and Smith PA served as the independent accountants for CF Bancshares, Inc.

                                 LEGAL MATTERS

     The validity of the shares of our common stock to be issued in this offering will be passed upon by Haskell Slaughter Young & Rediker, L.L.C., Birmingham, Alabama. As of December 31, 2001, representatives of Haskell Slaughter Young & Rediker, L.L.C., beneficially owned 53,850 shares of our common stock. Certain legal matters with respect to the common stock offered by this prospectus will be passed upon for the underwriters by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the common stock sold in this offering. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and accompanying exhibits. This prospectus contains descriptions of the contents of certain agreements or documents that are exhibits to the registration statement. The statements as to the contents of such exhibits, however, are brief descriptions and are not necessarily complete, and each statement is qualified in all respects by reference to such agreement or document. In addition, we file annual, quarterly and other reports, proxy statements and other information with the SEC. Our current SEC filings and the registration statement and accompanying exhibits may be inspected without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of this information at prescribed rates. The SEC also maintains a website that contains reports, proxy statements, registration statements and other information. The SEC website address is www.sec.gov. You may call the SEC at 1-800-SEC-0330 to obtain further information on the operations of the public reference room.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
The Banc Corporation and subsidiaries
  Report of Independent Auditors............................    F-2
  Consolidated Statements of Financial Condition for the
     years ended December 31, 2001 and 2000.................    F-3
  Consolidated Statements of Income for the years ended
     December 31, 2001, 2000 and 1999.......................    F-4
  Consolidated Statements of Cash Flows for the years ended
     December 31, 2001, 2000 and 1999.......................    F-5
  Consolidated Statements of Changes in Stockholders'
     Equity.................................................    F-6
  Notes to Consolidated Financial Statements................    F-7
CF Bancshares, Inc. and subsidiaries
  Independent Auditors' Report..............................   F-32
  Consolidated Balance Sheets for the years ended December
     31, 2000 and 1999......................................   F-33
  Consolidated Statements of Earnings for the years ended
     December 31, 2000, 1999 and 1998.......................   F-34
  Consolidated Statements of Stockholder's Equity for the
     years ended December 31, 2000, 1999 and 1998...........   F-35
  Consolidated Statements of Cash Flows for the years ended
     December 31, 2000, 1999 and 1998.......................   F-36
  Notes to Consolidated Financial Statements for the years
     ended December 31, 2000, 1999 and 1998.................   F-37
  Condensed Consolidated Balance Sheets (unaudited) for the
     nine months ended September 30, 2001...................   F-50
  Condensed Consolidated Statements of Earnings (unaudited)
     for the nine months ended September 30, 2001 and
     2000...................................................   F-51
  Condensed Consolidated Statements of Stockholders' Equity
     (unaudited) for the nine months ended September 30,
     2001...................................................   F-52
  Condensed Consolidated Statements of Cash Flows
     (unaudited) for the nine months ended September 30,
     2001 and 2000..........................................   F-53
  Notes to Condensed Consolidated Financial Statements......   F-54

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
The Banc Corporation

     We have audited the accompanying consolidated statements of financial condition of The Banc Corporation and Subsidiaries (the "Corporation") as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Banc Corporation and Subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

Birmingham, Alabama
January 31, 2002,
except for the second paragraph of Note 22, as to which the date is February 8, 2002

                     THE BANC CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2001         2000
                                                              ----------   ----------
                                                              (AMOUNTS IN THOUSANDS)
                                       ASSETS
Cash and due from banks.....................................  $   31,682   $   36,691
Interest bearing deposits in other banks....................         495        2,427
Federal funds sold..........................................      20,000        3,120
Securities available for sale...............................      68,847       91,316
Securities held to maturity (fair value of $4,317,000 in
  2000).....................................................          --        4,389
Mortgage loans held for sale................................       1,131        4,324
Loans.......................................................   1,000,062      808,965
Unearned income.............................................        (906)        (820)
                                                              ----------   ----------
Loans, net of unearned income...............................     999,156      808,145
Allowance for loan losses...................................     (12,546)      (8,959)
                                                              ----------   ----------
  Net loans.................................................     986,610      799,186
Premises and equipment, net.................................      47,829       43,957
Accrued interest receivable.................................       7,562        8,615
Stock in FHLB and Federal Reserve Bank......................       8,505        6,922
Other assets................................................      33,744       28,268
                                                              ----------   ----------
                                                              $1,206,405   $1,029,215
                                                              ==========   ==========

                        LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
  Noninterest bearing demand................................  $   94,655   $   88,910
  Interest bearing demand...................................     250,947      178,221
  Savings...................................................      28,517       33,886
  Time deposits $100,000 and over...........................     259,143      236,647
  Other time................................................     318,973      289,640
                                                              ----------   ----------
  Total deposits............................................     952,235      827,304
Advances from FHLB..........................................     135,900      104,300
Other borrowed funds........................................         813          534
Accrued expenses and other liabilities......................       9,604        7,202
                                                              ----------   ----------
Total liabilities...........................................   1,098,552      939,340
Guaranteed preferred beneficial interests in the
  Corporation's subordinated debentures.....................      31,000       15,000
Stockholders' equity:
  Preferred stock, par value $.001 per share; shares
    authorized 5,000,000; shares issued -0-.................          --           --
  Common stock, par value $.001 per share; shares authorized
    25,000,000; shares issued 14,385,021; outstanding
    14,217,371 in 2001 and 14,345,021 in 2000...............          14           14
  Surplus...................................................      47,756       47,756
  Retained earnings.........................................      30,329       27,640
  Accumulated other comprehensive loss......................        (322)        (325)
  Treasury stock, at cost -- 167,650 and 40,000 shares,
    respectively............................................        (924)        (210)
                                                              ----------   ----------
Total stockholders' equity..................................      76,853       74,875
                                                              ----------   ----------
                                                              $1,206,405   $1,029,215
                                                              ==========   ==========

                See notes to consolidated financial statements.

                     THE BANC CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2001      2000      1999
                                                              -------   -------   -------
                                                                (AMOUNTS IN THOUSANDS,
                                                                EXCEPT PER SHARE DATA)
Interest income:
  Interest and fees on loans................................  $83,207   $68,467   $49,244
  Interest on taxable securities............................    4,736     4,314     4,141
  Interest on tax exempt securities.........................      476       737       924
  Interest on federal funds sold............................    1,310       930       763
  Interest and dividends on other investments...............      622       587       485
                                                              -------   -------   -------
  Total interest income.....................................   90,351    75,035    55,557
Interest expense:
  Interest on deposits......................................   40,525    34,967    24,101
  Interest expense on advances from FHLB and other borrowed
     funds..................................................    7,834     4,954     2,648
                                                              -------   -------   -------
Total interest expense......................................   48,359    39,921    26,749
                                                              -------   -------   -------
Net interest income.........................................   41,992    35,114    28,808
Provision for loan losses...................................    7,454     4,961     2,850
                                                              -------   -------   -------
Net interest income after provision for loan losses.........   34,538    30,153    25,958
Noninterest income:
  Service charges and fees..................................    4,102     3,986     3,350
  Mortgage banking income...................................    1,692     1,654     1,409
  Securities gains..........................................    1,383       131        83
  Other.....................................................    2,596     2,051     1,322
                                                              -------   -------   -------
  Total noninterest income..................................    9,773     7,822     6,164
Noninterest expense:
  Salaries and employee benefits............................   19,451    16,101    13,421
  Occupancy and equipment...................................    6,864     5,893     5,242
  Merger related costs......................................       --        --       744
  Other.....................................................   12,182    10,124     9,275
                                                              -------   -------   -------
  Total noninterest expenses................................   38,497    32,118    28,682
                                                              -------   -------   -------
Distributions on guaranteed preferred beneficial interest in
  our subordinated debentures...............................    2,159       504        --
                                                              -------   -------   -------
Income before income taxes..................................    3,655     5,353     3,440
Income tax expense..........................................      966       996       520
                                                              -------   -------   -------
Net income..................................................  $ 2,689   $ 4,357   $ 2,920
                                                              =======   =======   =======
Average common shares outstanding...........................   14,272    14,384    14,335
Average common shares outstanding, assuming dilution........   14,302    14,387    14,362
Basic net income per common share...........................  $   .19   $   .30   $   .20
Diluted net income per common share.........................      .19       .30       .20

                See notes to consolidated financial statements.

                     THE BANC CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                2001        2000        1999
                                                              ---------   ---------   ---------
                                                                   (AMOUNTS IN THOUSANDS)
OPERATING ACTIVITIES
Net income..................................................  $   2,689   $   4,357   $   2,920
Adjustments to reconcile net income to net cash provided by
  operations:
  Depreciation..............................................      3,017       2,598       2,194
  Net discount accretion on securities......................        (31)       (371)        (69)
  Gain on sale of securities available for sale.............     (1,383)       (131)        (83)
  Provision for loan losses.................................      7,454       4,961       2,850
  Decrease (increase) in accrued interest receivable........      1,053      (2,329)     (1,055)
  Deferred income tax (benefit) expense.....................     (1,800)     (1,286)         46
  Other operating activities, net...........................      1,566       2,429        (826)
  Decrease (increase) in mortgage loans held for sale.......      3,194      (2,197)      2,772
                                                              ---------   ---------   ---------
Net cash provided by operating activities...................     15,759       8,031       8,749
INVESTING ACTIVITIES
Decrease (increase) in interest bearing deposits in other
  banks.....................................................      1,932        (565)       (814)
(Increase) decrease in federal funds sold...................    (16,880)      2,723      22,422
Decrease (increase) in short-term commercial paper..........         --      14,719     (14,151)
Proceeds from sale of subsidiary's net assets...............         --          --       3,392
Proceeds from sales of securities available for sale........     68,786       4,578      18,283
Proceeds from maturities of securities available for sale...     96,406      13,244      19,426
Proceeds from maturities of securities held to maturity.....         --       1,076       1,231
Purchase of securities available for sale...................   (136,916)    (40,385)    (12,499)
Net increase in loans.......................................   (199,143)   (179,647)   (178,349)
Net cash received in business combinations..................         --          --      11,893
Purchase of premises and equipment..........................     (7,617)     (9,605)     (8,312)
Other investing activities, net.............................        568      (3,461)     (9,804)
                                                              ---------   ---------   ---------
Net cash used in investing activities.......................   (192,864)   (197,323)   (147,282)
FINANCING ACTIVITIES
Net increase in demand and savings deposits.................     73,102      23,242       6,450
Net increase in time deposits...............................     51,829     121,545      87,392
Increase in FHLB advances...................................     31,600      41,800      39,340
Net (decrease) increase in note payable.....................         --      (7,104)      7,104
Net increase (decrease) in other borrowed funds.............        279        (115)     (3,405)
Proceeds from guaranteed preferred beneficial interests in
  the Corporation's subordinated debentures.................     16,000      15,000          --
Proceeds from issuance and reissuance of common stock.......         66          --       2,170
Purchase of treasury stock..................................       (780)       (210)         --
                                                              ---------   ---------   ---------
Net cash provided by financing activities...................    172,096     194,158     139,051
                                                              ---------   ---------   ---------
(Decrease) increase in cash and due from banks..............     (5,009)      4,866         518
Cash and due from banks at beginning of year................     36,691      31,825      31,307
                                                              ---------   ---------   ---------
Cash and due from banks at end of year......................  $  31,682   $  36,691   $  31,825
                                                              =========   =========   =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest..................................................  $  48,339   $  38,132   $  25,888
  Income taxes..............................................      2,794       1,523       1,168
Sale of subsidiary's net assets financed by the
  Corporation...............................................         --          --       2,202
Assets acquired in business combinations....................         --          --      60,097
Liabilities assumed in business combinations................         --          --      58,353
Minority interest in subsidiary acquired by issuing common
  stock.....................................................         --          --          95
Transfer of held-to-maturity securities to available for
  sale......................................................      4,389          --          --

                See notes to consolidated financial statements.

                     THE BANC CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                     ACCUMULATED
                                                                        OTHER
                                                                    COMPREHENSIVE                  TOTAL
                                      COMMON             RETAINED      INCOME       TREASURY   STOCKHOLDERS'
                                      STOCK    SURPLUS   EARNINGS      (LOSS)        STOCK        EQUITY
                                      ------   -------   --------   -------------   --------   -------------
                                                     (AMOUNTS IN THOUSANDS EXCEPT SHARE DATA)
Balance at January 1, 1999..........   $14     $45,492   $20,363       $    98       $  --        $65,967
Comprehensive income:
  Net income........................    --          --     2,920            --          --          2,920
  Other comprehensive loss net of
    tax benefit of $1,459;
    unrealized losses on securities
    available for sale, arising
    during the period, net of
    reclassification adjustment.....    --          --        --        (2,303)         --         (2,303)
                                                                                                  -------
Comprehensive income................                                                                  617
Issuance of 174,500 shares of common
  stock, net of direct costs........    --       1,628        --            --          --          1,628
Stock options exercised.............    --         636        --            --          --            636
                                       ---     -------   -------       -------       -----        -------
Balance at December 31, 1999........    14      47,756    23,283        (2,205)         --         68,848
Comprehensive income:
  Net income........................    --          --     4,357            --          --          4,357
  Other comprehensive loss net of
    tax benefit of $1,155;
    unrealized gains on securities
    available for sale, arising
    during the period, net of
    reclassification adjustment.....    --          --        --         1,880          --          1,880
                                                                                                  -------
Comprehensive income................                                                                6,237
Purchase of 40,000 shares of
  treasury stock....................    --          --        --            --        (210)          (210)
                                       ---     -------   -------       -------       -----        -------
Balance at December 31, 2000........    14      47,756    27,640          (325)       (210)        74,875
Comprehensive income:
  Net income........................    --          --     2,689            --          --          2,689
  Other comprehensive income net of
    tax of $2; unrealized gain on
    securities available for sale,
    arising during the period, net
    of reclassification
    adjustment......................                --        --             3          --              3
                                                                                                  -------
Comprehensive income................                                                                2,692
Purchase of 137,650 shares of
  treasury stock....................    --          --        --            --        (780)          (780)
Sale of 10,000 shares of treasury
  stock.............................    --          --        --            --          66             66
                                       ---     -------   -------       -------       -----        -------
Balance at December 31, 2001........   $14     $47,756   $30,329       $  (322)      $(924)       $76,853
                                       ===     =======   =======       =======       =====        =======

                See notes to consolidated financial statements.

                     THE BANC CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Banc Corporation ("Corporation"), through its subsidiaries, provides a full range of banking and bank-related services to individual and corporate customers across Alabama and the panhandle of Florida. The accounting and reporting policies of the Corporation conform with generally accepted accounting principles and to general practice within the banking industry. The following summarizes the most significant of these policies.

  BASIS OF PRESENTATION

     The Corporation's consolidated financial statements have been retroactively restated to reflect the pooling of interest business combinations with Emerald Coast Bancshares, Inc. ("Emerald"), which was consummated in the first quarter of 1999, and C&L Banking Corporation ("C&L") and C&L Bank of Blountstown ("Blountstown"), which were consummated in the second quarter of 1999. In addition, Blountstown was immediately merged into C&L's subsidiary to form a single bank subsidiary, the C&L Bank of Bristol.

     On July 13, 1999, the Corporation acquired BankersTrust of Alabama, Inc. ("BankersTrust") in a business combination accounted for as a purchase. As such, the Corporation's consolidated financial statements include the results of operations of BankersTrust only from its date of acquisition. See Note 14 for more disclosure regarding the Corporation's business combinations.

     In June, 2000, the Corporation combined its three banking subsidiaries to form a single bank. This merger did not have any effect on the current or prior year consolidated financial statements.

  PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements and notes to consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries. All significant intercompany transactions or balances have been eliminated in consolidation.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  CASH AND CASH EQUIVALENTS

     For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as those amounts included in the statements of financial condition caption "Cash and Due from Banks."

     The Corporation's banking subsidiary is required to maintain minimum average reserve balances by the Federal Reserve Bank which is based on a percentage of deposits. The amount of the reserves at December 31, 2001 was approximately $1,523,000.

  INVESTMENT SECURITIES

     Investment securities are classified as either held to maturity, available for sale or trading at the time of purchase. The Corporation defines held to maturity securities as debt securities which management has the positive intent and ability to hold to maturity.

                     THE BANC CORPORATION AND SUBSIDIARIES

     Held to maturity securities are reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using the effective yield method.

     Securities available for sale are reported at fair value and consist of bonds, notes, debentures, and certain equity securities not classified as trading securities nor as securities to be held to maturity. Unrealized holding gains and losses, net of deferred taxes, on securities available for sale are excluded from earnings and reported in accumulated other comprehensive income
(loss) within stockholders' equity.

     Gains and losses on the sale of securities available for sale are determined using the specific-identification method.

  LOANS AND ALLOWANCE FOR LOAN LOSSES

     Loans are stated at the amount of unpaid principal, reduced by unearned income and an allowance for loan losses. Interest income with respect to loans is accrued on the principal amount outstanding, except for interest on certain consumer loans, which is recognized over the term of the loan using a method which approximates a level yield.

     Accrual of interest is discontinued on loans which are past due greater than ninety days unless the loan is well secured and in the process of collection. "Well secured," means that the debt must be secured by collateral having sufficient realizable value to discharge the debt, including accrued interest, in full. "In the process of collection," means that collection of the debt is proceeding in due course either through legal action or other collection effort that is reasonably expected to result in repayment of the debt in full within a reasonable period of time, usually within one hundred eighty days of the date the loan became past due. Any unpaid interest previously accrued on these loans is reversed from income. Interest payments received on these loans are applied as a reduction of the loan principal balance.

     Under the provisions of Statement of Financial Accounting Standards No. 114, "Accounting for Creditors for Impairment of a Loan," impaired loans are specifically reviewed loans for which it is probable that the Corporation will be unable to collect all amounts due according to the terms of the loan agreement. Impairment is measured by comparing the recorded investment in the loan with the present value of expected future cash flows discounted at the loan's effective interest rate, at the loans observable market price, or the fair value of the collateral if the loan is collateral dependent. A valuation allowance is provided to the extent that the measure of the impaired loans is less than the recorded investment. A loan is not considered impaired during a period of delay in payment if the ultimate collectibility of all amounts due is expected. Larger groups of homogenous loans such as consumer installment and residential real estate mortgage loans are collectively evaluated for impairment. Payments received on impaired loans for which the ultimate collectibility of principal is uncertain are generally applied first as principal reductions.

     The allowance for loan loss is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes the collectibility of principal is unlikely. The allowance is the amount that management believes will be adequate to absorb possible losses on existing loans which may become uncollectible.

     Management reviews the adequacy of the allowance on a quarterly basis. The allowance for classified loans is established based on risk ratings assigned by loan officers. Loans are risk rated using a seven point scale, and loan officers are responsible for the timely reporting of changes in the risk ratings. This process, and the assigned risk ratings, are subject to review by the Corporation's internal loan review function. Based on the assigned risk ratings, the loan portfolio is segregated into the regulatory classifications of: Special Mention, Substandard, Doubtful or Loss. Recommended regulatory reserve percentages are applied to these categories to estimate the amount of loan loss. Reserve percentages assigned to non-rated loans are based on historical charge-off experience adjusted for geographic location and other risk factors.

                     THE BANC CORPORATION AND SUBSIDIARIES

     Significant problem credits are individually reviewed by management. Generally, these loans are commercial or real estate construction loans selected for review based on their balance, assigned risk rating, payment history, and other risk factors at the time of management's review. Losses are estimated on each loan based on management's review. These individually reviewed credits are excluded from the classified loan loss calculation discussed above.

     To evaluate the overall adequacy of the allowance to absorb losses inherent in the Corporation's loan portfolio, the Corporation considers general economic conditions, geographic concentrations, and changes in the nature and volume of the loan portfolio.

  MORTGAGE LOANS HELD FOR SALE

     Mortgage loans held for sale are carried at the lower of cost or market, determined on a net aggregate basis. Differences between the carrying amount of mortgage loans held for sale and the amounts received upon sale are credited or charged to income at the time the proceeds of the sale are collected. The fair values are based on quoted market prices of similar loans, adjusted for differences in loan characteristics.

  PREMISES AND EQUIPMENT

     Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed over the estimated service lives of the assets using straight-line and accelerated methods, generally using five to forty years for premises and five to ten years for furniture and equipment.

     Expenditures for maintenance and repairs are charged to operations as incurred; expenditures for renewals and betterments are capitalized and written off by depreciation charges. Property retired or sold is removed from the asset and related accumulated depreciation accounts and any profit or loss resulting therefrom is reflected in the statement of income.

  INTANGIBLE ASSETS

     Intangible assets, primarily goodwill, are included in other assets, net of amortization calculated on a straight-line basis over a ten to fifteen-year period.

     The Corporation reviews on a quarterly basis the carrying value of goodwill to determine if any impairment has occurred or if the period of recoverability has changed based on undiscounted cash flow analysis. If this review indicates that goodwill will not be recoverable, the carrying value of the goodwill will be written off in the current period. At December 31, 2001 and 2000 goodwill, net of accumulated amortization totaled $6,086,000 and $6,648,000, respectively.

  OTHER REAL ESTATE

     Other real estate, acquired through partial or total satisfaction of loans, is carried at the lower of cost or fair value, less estimated selling expenses, in other assets. At the date of acquisition, losses are charged to the allowance for loan losses. Subsequent gains or losses on the sale or losses from the valuation of other real estate are included in other expense. Other real estate totaled $3,608,000 and $2,706,000 at December 31, 2001 and 2000, respectively.

  INCOME TAXES

     The consolidated financial statements are prepared on the accrual basis. The Corporation accounts for income taxes using the liability method pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are

                     THE BANC CORPORATION AND SUBSIDIARIES
measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

  OFF BALANCE SHEET FINANCIAL INSTRUMENTS

     In the ordinary course of business the Corporation has entered into off balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements and commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

  PER SHARE AMOUNTS

     Earnings per share computations are based on the weighted average number of shares outstanding during the periods presented.

     Diluted earnings per share computations are based on the weighted average number of shares outstanding during the period, plus the dilutive effect of stock options.

  STOCK-BASED COMPENSATION

     SFAS No. 123, Accounting for Stock-Based Compensation (Statement 123) establishes a "fair value" based method of accounting for stock-based compensation plans and allows entities to adopt that method of accounting for their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by the Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees (Opinion 25). The Corporation has elected to follow Opinion 25 and related interpretations in accounting for its employee stock options. Under Opinion 25, because the exercise price of the Corporation's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Statement 123 requires the disclosure of pro forma net income and earnings per share determined as if the Corporation had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model. Option valuation models require the input of subjective assumptions. Because these assumptions are subjective, the effects of applying Statement 123 for pro forma disclosures are not likely to be representative of the effects on reported net income for future years (see Note 9).

  RECENT ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and for Hedging Activities", as amended by Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133", requires derivative instruments be carried at fair value on the statement of financial condition. The statement allows derivative instruments to be used to hedge various risks and sets forth specific criteria to be used to determine when hedge accounting can be used. The statement also provides for offsetting changes in fair value or cash flows of both the derivative and the hedged asset or liability to be recognized in earnings in the same period; however, any changes in fair value or cash flow that represent the ineffective portion of a hedge are required to be recognized in earnings. For derivative instruments not accounted for as hedges, changes in fair value are required to be recognized in earnings.

     The Corporation adopted the provisions of this statement, as amended, on January 1, 2001, the statement's effective date. During the third quarter of 2001, the Corporation entered into and settled an interest rate swap that was not designated as a hedging instrument. A gain of approximately $610,000 was realized and recognized currently in earnings as investment securities gains. The Corporation did not enter

                     THE BANC CORPORATION AND SUBSIDIARIES
into any other derivative transactions during the year. Therefore, the adoption of this statement did not have a material impact on the financial statements.

     In September 2000, Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (Statement 140), was issued by the FASB. Statement 140 replaces Statement 125, issued in June 1996. Statement 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures. Statement 140 is effective for transfers occurring after March 31, 2001. However, the expanded disclosures about securitizations and collateral are effective for fiscal years ending after December 15, 2000. The adoption of Statement 140 did not have a material impact on the Corporation's financial condition or results of operations.

     In July 2001, the FASB issued Statement No. 141, "Business Combinations" (Statement 141), and Statement No. 142, "Goodwill and Other Intangible Assets" (Statement 142). Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also specifies the criteria for intangible assets acquired in a purchase method business combination to be recognized and reported apart from goodwill. Statement 142 will require goodwill and intangible assets with indefinite useful lives to no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require intangible assets with definite useful lives to be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with the FASB's Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (Statement 121).

     The Corporation is required to adopt the provisions of Statement 141 immediately and Statement 142 effective January 1, 2002. Furthermore, any goodwill and any intangible assets determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 are not to be amortized, but be evaluated for impairment in accordance with the appropriate pre-Statement 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 were to continue to be amortized prior to the adoption of Statement 142.

     Statement 141 required upon adoption of Statement 142, that the Corporation evaluate its existing intangible assets and goodwill that were acquired in prior purchase business combinations, and make any necessary reclassifications to conform with the new criteria in Statement 141. Upon adoption of Statement 142, the Corporation is required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Corporation is required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

     At December 31, 2001, the Corporation had unamortized goodwill in the amount of $6,086,000, which will be subject to the transition provisions of Statements 141 and 142. The adoption of Statement 142 is expected to result in an increase in income before taxes of $562,000 and an increase in net income of approximately $393,000 or approximately $.03 per share in 2002. During the first quarter of 2002, the Corporation will perform the first of the required impairment tests of goodwill and intangible assets with indefinite lives. The Corporation does not anticipate that this statement will have a material impact on its financial condition or results of operations.

     On October 3, 2001, the FASB issued Statement of Financial Accounting Statement 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (Statement 144). Statement 144

                     THE BANC CORPORATION AND SUBSIDIARIES
supersedes Statement 121 and provides a single accounting model for long-lived assets to be disposed of. Although retaining many of the fundamental recognition and measurement provisions of Statement 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. Statement 144 also supersedes the provisions of APB Opinion 30 with regard to reporting the effects of a disposal of a segment of a business and will require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred (rather than as of the measurement date as presently required by APB 30). In addition, more dispositions will qualify for discontinued operations treatment in the income statement. This statement will be effective for the Corporation beginning January 2002. The Corporation does not anticipate that this statement will have a material impact on its financial condition or results of operations.

2.  INVESTMENT SECURITIES

     The amounts at which investment securities are carried and their approximate fair values at December 31, 2001 are as follows:

                                                            GROSS        GROSS      ESTIMATED
                                              AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                                COST        GAINS        LOSSES       VALUE
                                              ---------   ----------   ----------   ---------
                                                              (IN THOUSANDS)
Investment securities available for sale:
  U.S. agency securities....................   $18,807       $ 65         $ --       $18,872
  State, county and municipal securities....     8,749        117          193         8,673
  Mortgage-backed securities................    39,313        204          739        38,778
  Corporate debt............................       399         14           --           413
  Other securities..........................     2,113         --            2         2,111
                                               -------       ----         ----       -------
          Total.............................   $69,381       $400         $934       $68,847
                                               =======       ====         ====       =======

     The amounts at which investment securities are carried and their approximate fair values at December 31, 2000 are as follows:

                                                            GROSS        GROSS      ESTIMATED
                                              AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                                COST        GAINS        LOSSES       VALUE
                                              ---------   ----------   ----------   ---------
                                                              (IN THOUSANDS)
Investment securities available for sale:
  U.S. Treasury and agency securities.......   $39,407       $ 33         $196       $39,244
  State, county and municipal securities....    12,844         69           91        12,822
  Mortgage-backed securities................    38,091        109          462        37,738
  Corporate debt............................       401          3           --           404
  Other securities..........................     1,115         --            7         1,108
                                               -------       ----         ----       -------
          Total.............................   $91,858       $214         $756       $91,316
                                               =======       ====         ====       =======
Investment securities held to maturity:
  State, county and municipal securities....   $ 2,867       $ 38         $ --       $ 2,905
  Mortgage-backed securities................     1,522          5          115         1,412
                                               -------       ----         ----       -------
          Total.............................   $ 4,389       $ 43         $115       $ 4,317
                                               =======       ====         ====       =======

     Securities with an amortized cost of $62,744,000 and $77,427,000 at December 31, 2001 and 2000, respectively, were pledged to secure United States government deposits and other public funds and for other purposes as required or permitted by law.

                     THE BANC CORPORATION AND SUBSIDIARIES

     The transition provisions of FAS No. 133 provide that at the date of initial application (January 1, 2001), debt securities categorized as held-to-maturity may be transferred into the available-for-sale category without calling into question the Corporation's intent to hold other debt securities until maturity. As such, on January 1, 2001, the Corporation transferred debt securities with a carrying value of $4,389,000 and a market value of $4,317,000 to the available-for-sale category and the $72,000 unrealized loss on the transfer was recorded in other comprehensive income.

     The amortized cost and estimated fair values of investment securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                               SECURITIES AVAILABLE
                                                                     FOR SALE
                                                              ----------------------
                                                              AMORTIZED   ESTIMATED
                                                                COST      FAIR VALUE
                                                              ---------   ----------
                                                                  (IN THOUSANDS)
Due in one year or less.....................................   $13,266     $13,280
Due after one year through five years.......................     8,072       8,207
Due after five years through ten years......................     1,076       1,093
Due after ten years.........................................     7,654       7,490
Mortgage-backed securities..................................    39,313      38,777
                                                               -------     -------
                                                               $69,381     $68,847
                                                               =======     =======

     Gross realized gains on sales of investment securities available for sale in 2001, 2000 and 1999 were $1,461,000, $169,000 and $170,000, respectively, and gross realized losses for the same periods were $78,000, $38,000 and $87,000, respectively.

     The components of other comprehensive income (loss) for the years ended December 31, 2001 and 2000 are as follows:

                                                           INCOME TAX
                                              PRE-TAX       EXPENSE          NET OF INCOME
                                              AMOUNT       (BENEFIT)              TAX
                                              -------   ----------------   -----------------
                                                              (IN THOUSANDS)
2001
Unrealized gain on available for sale
  securities................................  $ 1,388       $   527             $   861
Less: reclassification adjustment for gains
  realized in net income....................    1,383           525                 858
                                              -------       -------             -------
          Net unrealized gain...............  $     5       $     2             $     3
                                              =======       =======             =======
2000
Unrealized gain on available for sale
  securities................................  $ 3,166       $ 1,205             $ 1,961
Less: reclassification adjustment for gains
  realized in net income....................      131            50                  81
                                              -------       -------             -------
          Net unrealized gain...............  $ 3,035       $ 1,155             $ 1,880
                                              =======       =======             =======
1999
Unrealized loss on available for sale
  securities................................  $(3,679)      $(1,427)            $(2,252)
Less: reclassification adjustment for gains
  realized in net income....................       83            32                  51
                                              -------       -------             -------
          Net unrealized loss...............  $(3,762)      $(1,459)            $(2,303)
                                              =======       =======             =======

                     THE BANC CORPORATION AND SUBSIDIARIES

3.  LOANS

     At December 31, 2001 and 2000 the composition of the loan portfolio was as follows:

                                                                 2001        2000
                                                              ----------   --------
                                                                 (IN THOUSANDS)
Commercial and industrial...................................  $  261,196   $245,154
Real estate -- construction and land development............     200,250    100,448
Real estate -- mortgage
  Single-family.............................................     224,736    183,747
  Commercial................................................     194,535    172,319
  Other.....................................................      24,140     17,443
Consumer....................................................      91,421     84,129
All other loans.............................................       3,784      5,725
                                                              ----------   --------
Total loans.................................................  $1,000,062   $808,965
                                                              ==========   ========

     At December 31, 2001 and 2000 the Corporation's recorded investment in loans considered to be impaired under SFAS No. 114 was $10,100,000 and $18,000,000, respectively. At December 31, 2001 and 2000, there was approximately $3,100,000 and $3,000,000, respectively in the allowance for loan losses specifically allocated to impaired loans. The average recorded investment in impaired loans during 2001, 2000 and 1999 was approximately $12,500,000, $15,100,000 and $6,484,000, respectively. Interest income recognized on loans considered impaired totaled approximately $385,000, $857,000 and $431,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

     The Corporation has no commitments to loan additional funds to the borrowers whose loans are on nonaccrual.

4.  ALLOWANCE FOR LOAN LOSSES

     A summary of the allowance for loan losses for the years ended December 31, 2001, 2000 and 1999 follows:

                                                           2001      2000      1999
                                                          -------   -------   -------
                                                                (IN THOUSANDS)
Balance at beginning of year............................  $ 8,959   $ 8,065   $ 6,466
Allowance of acquired bank..............................       --        --     3,591
Provision for loan losses...............................    7,454     4,961     2,850
Loan charge-offs........................................   (4,314)   (4,615)   (5,792)
Recoveries..............................................      447       548       950
                                                          -------   -------   -------
Balance at end of year..................................  $12,546   $ 8,959   $ 8,065
                                                          =======   =======   =======

                     THE BANC CORPORATION AND SUBSIDIARIES

5.  PREMISES AND EQUIPMENT

     Components of premises and equipment at December 31, 2001 and 2000 are as follows:

                                                               2001       2000
                                                              -------   --------
                                                                (IN THOUSANDS)
Land........................................................  $ 5,244   $  5,371
Premises....................................................   38,819     34,154
Furniture and equipment.....................................   12,570     13,607
                                                              -------   --------
                                                               56,633     53,132
Less accumulated depreciation and amortization..............   (9,947)   (10,470)
                                                              -------   --------
Net book value of premises and equipment in service.........   46,686     42,662
Real estate under renovation or held for sale...............    1,143      1,295
                                                              -------   --------
Total.......................................................  $47,829   $ 43,957
                                                              =======   ========

     Depreciation expense for the years ended December 31, 2001, 2000 and 1999 was $3,017,000, $2,598,000 and $2,194,000, respectively.

     During 2001, the Corporation disposed of various furniture and equipment that had become obsolete either through age, data process conversion or the closing of a branch facility. The obsolete assets had an original cost of $3,886,000 and accumulated depreciation of $3,412,000, which resulted in a loss, included as a part of other operating expense, totaling $474,000. Of this $474,000 loss, $181,000 was recognized in the Alabama segment and $293,000 was recognized in the Florida segment.

     The Corporation leases certain Florida branch buildings under operating leases expiring through 2003. The leases require payment of taxes, insurance and maintenance costs in addition to rental payments. In addition, three of the four building leases have two five-year renewal options. The Corporation has other operating leases for property and equipment in various locations with remaining terms between two and nineteen years.

     Future minimum lease payments under the operating leases are summarized as follows:

YEAR ENDING DECEMBER 31,                                   PROPERTY   EQUIPMENT   TOTAL
------------------------                                   --------   ---------   ------
  2002...................................................   $  582      $126      $  708
  2003...................................................      380        78         458
  2004...................................................      174        --         174
  2005...................................................      153        --         153
  2006...................................................      125        --         125
  2007 and thereafter....................................      768        --         768
                                                            ------      ----      ------
          Total minimum lease payments...................   $2,182      $204      $2,386
                                                            ======      ====      ======

     Rental expense relating to operating leases amounted to approximately $918,000, $757,003 and $734,000 for the years ended December 31, 2001, 2000 and
1999, respectively.

                     THE BANC CORPORATION AND SUBSIDIARIES

6.  DEPOSITS

     The following schedule details interest expense on deposits:

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           2001      2000      1999
                                                          -------   -------   -------
                                                                (IN THOUSANDS)
Interest-bearing demand.................................  $ 7,523   $ 6,541   $ 5,129
Savings.................................................      575     1,052       938
Time deposits $100,000 and over.........................    9,955     8,257     7,275
Other time..............................................   22,472    19,117    10,759
                                                          -------   -------   -------
Total...................................................  $40,525   $34,967   $24,101
                                                          =======   =======   =======

     At December 31, 2001, the scheduled maturities of time deposits are as follows (in thousands):

2002........................................................   $466,559
2003........................................................     67,769
2004........................................................     15,081
2005........................................................     17,220
2006 and thereafter.........................................     11,487
                                                               --------
                                                               $578,116
                                                               ========

7.  BORROWED FUNDS

     The following is a summary, by year of maturity, of advances from the Federal Home Loan Bank ("FHLB") as of December 31, 2001 and 2000 (in thousands):

                                                   2001                      2000
                                          -----------------------   -----------------------
                                            WEIGHTED                  WEIGHTED
YEAR                                      AVERAGE RATE   BALANCE    AVERAGE RATE   BALANCE
----                                      ------------   --------   ------------   --------
2003....................................      4.99%      $ 15,660       4.99%      $ 15,660
2004....................................      5.21         25,000       5.21         25,000
2005....................................      6.31         32,400       6.31         32,800
2008....................................      5.51          2,500       5.51          2,500
2009....................................      5.26          2,000       5.26          2,000
2010....................................      6.18         26,340       6.18         26,340
2011....................................      4.97         32,000         --             --
                                                         --------                  --------
  Total.................................      5.58%      $135,900       5.78%      $104,300
                                                         ========                  ========

     The above schedule is by contractual maturity. Call dates for the above are as follows: 2002, $114,340,000; 2003, $2,500,000; and 2004 $2,000,000.

     The advances are secured by FHLB stock, agency securities and a blanket lien on certain residential real estate loans all with a carrying value of approximately $230,696,000 at December 31, 2001.

     As of December 31, 2001 the Corporation had available a $15,000,000 line of credit with a regional bank. Interest is one and three-quarters (1.75%) percentage points in excess of the applicable LIBOR Index Rate and the line matures May 1, 2002. The loan agreement contains various covenants pertaining to the maintenance of regulatory capital, specified levels of classified assets and the amount of stockholders' equity. As of December 31, 2001 and 2000 there were no outstanding balances under this line.

                     THE BANC CORPORATION AND SUBSIDIARIES

8. GUARANTEED PREFERRED BENEFICIAL INTEREST IN THE CORPORATION'S SUBORDINATED DEBENTURES

     On September 7, 2000, TBC Capital Statutory Trust II ("TBC Capital II"), a Connecticut statutory trust established by the Corporation, received $15,000,000 in proceeds in exchange for $15,000,000 principal amount of TBC Capital II's 10.6% cumulative trust preferred securities in a pooled trust preferred private placement. The proceeds were used to purchase an equal principal amount of 10.6% subordinated debentures of the Corporation.

     On July 16, 2001, TBC Capital Statutory Trust III ("TBC Capital III"), a Delaware business trust established by the Corporation, received $16,000,000 in proceeds in exchange for $16,000,000 principal amount of TBC Capital III's variable rate cumulative trust preferred securities in a pooled trust preferred private placement. The proceeds were used to purchase an equal principal amount of variable rate subordinated debentures of the Corporation. The stated interest rate is the six-month LIBOR plus 375 basis points. The interest rate on the securities reprices every six months and has a 12.5% per annum ceiling for the first ten years. As of the date of issuance and as of December 31, 2001, the interest rate on the securities was 7.57%.

     The Corporation has fully and unconditionally guaranteed all obligations of TBC Capital II and III on a subordinated basis with respect to the preferred securities. The Corporation accounts for TBC Capital II and III as minority interests. Subject to certain limitations, the preferred securities qualify as Tier 1 capital and are presented in the Consolidated Statement of Financial Condition as "Guaranteed preferred beneficial interests in the Corporation's subordinated debentures." The sole assets of TBC Capital II and III are the subordinated debentures issued by the Corporation. Both the preferred securities of TBC Capital II and III and the subordinated debentures of the Corporation each have 30-year lives. However, both the Corporation and TBC Capital II and III have call options, with a premium after five years through ten years and call options at par after ten years, subject to regulatory approval, or earlier depending upon certain changes in tax or investment company laws, or regulatory capital requirements.

     A portion of the proceeds from the offering were used to repay borrowings under the Corporation's line of credit with the balance to be used for general corporate purposes including additional capital investment in the Corporation's bank subsidiary.

9.  CASH AND STOCK INCENTIVE PLANS

     The Corporation has established a stock incentive plan for directors and certain key employees that provide for the granting of restricted stock and incentive and nonqualified options to purchase up to 1,500,000 shares of the Corporation's common stock. The compensation committee of the Board of Directors determines the term of the restricted stock and options granted.

     All options granted have a maximum term of ten years from the grant date, and the option price per share of options granted cannot be less than the fair market value of the Corporation's common stock on

                     THE BANC CORPORATION AND SUBSIDIARIES
the grant date. All options granted under this plan vest 20% on the grant date and an additional 20% annually on the anniversary of the grant date.

                                                    DECEMBER 31,
                       ----------------------------------------------------------------------
                                2001                    2000                    1999
                       ----------------------   ---------------------   ---------------------
                                    WEIGHTED-               WEIGHTED-               WEIGHTED-
                                     AVERAGE                 AVERAGE                 AVERAGE
                                    EXERCISE                EXERCISE                EXERCISE
                         NUMBER       PRICE      NUMBER       PRICE      NUMBER       PRICE
                       ----------   ---------   ---------   ---------   ---------   ---------
Under option,
  beginning of
  year...............     981,509     $8.99       715,669    $10.68       620,806    $ 9.52
  Granted............     735,000      6.58       376,000      6.13       239,000     10.64
  Exercised..........          --        --            --        --      (134,137)     4.74
  Cancelled..........    (566,000)    10.87            --        --            --        --
  Forfeited..........    (118,500)     7.25      (110,160)    10.19       (10,000)    11.00
                       ----------               ---------               ---------
Under option, end of
  year...............   1,032,009      6.44       981,509      8.99       715,669     10.68
                       ==========               =========               =========
Exercisable at end of
  year...............     283,209                 425,809                 256,569
                       ==========               =========               =========
Weighted-average fair
  value per option of
  options granted
  during the year....  $     2.71               $    2.69               $    5.40
                       ==========               =========               =========

     On December 31, 2001, the Corporation cancelled previously issued stock options totaling 566,000. The most recent option grant date prior to the cancellation was June 19, 2001, the Corporation's normal timing for grants.

     A further summary about options outstanding at December 31, 2001 is as follows:

                                     OPTIONS OUTSTANDING
---------------------------------------------------------------------------------------------
                                                                    WEIGHTED-
                                                                     AVERAGE
                                                      NUMBER       CONTRACTUAL      NUMBER
                  EXERCISE PRICE                    OUTSTANDING   LIFE IN YEARS   EXERCISABLE
                  --------------                    -----------   -------------   -----------
$5.68.............................................      50,000        9.00           10,000
 5.94.............................................       2,500        9.25              500
 6.00.............................................     210,000        8.55           84,000
 6.24.............................................      29,009        4.50           29,009
 6.31.............................................      50,000        8.46           20,000
 6.65.............................................     682,500        9.55          136,500
 7.00.............................................       8,000        8.80            3,200
                                                     ---------                      -------
                                                     1,032,009                      283,209
                                                     =========                      =======

     As of December 31, 2001 the Corporation had available 307,991 shares of the Corporation's common stock available for future grants which excludes 160,000 shares of restricted stock approved by the compensation committee on December 19, 2001 to be granted to directors and certain key employees during the first quarter of 2002. The restricted stock has a five-year vesting period with one-third vesting in the third, fourth and fifth years.

                     THE BANC CORPORATION AND SUBSIDIARIES

     The Corporation has an Executive Incentive Compensation Plan for certain key executives. Under the plan, a one-time cash bonus in the aggregate amount equal to three percent of the amount that the total market capitalization, as defined by the plan, on January 5, 2003 (or the date which our common stock ceases to be publicly traded) exceeds the total market capitalization on January 5, 2000.

     The Corporation recognizes compensation cost for stock-based employee compensation awards in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees. The Corporation recognized no compensation cost for stock-based employee compensation awards for the years ended December 31, 2001, 2000 and 1999. If the Corporation had recognized compensation cost in accordance with SFAS No. 123, net income and earnings per share would have been reduced as follows (amounts in thousands, except per share data):

                                                                  DECEMBER 31,
                                                         ------------------------------
                                                          2001        2000        1999
                                                         ------   ------------   ------
Net income (loss):
  As reported..........................................  $2,689      $4,357      $2,920
  Pro forma............................................   2,254       3,344       2,379
Basic net income (loss) per share:
  As reported..........................................  $  .19      $  .30      $  .20
  Pro forma............................................     .16         .23         .17
Diluted net income (loss) per share:
  As reported..........................................     .19         .30         .20
  Pro forma............................................     .16         .23         .17

     The fair value of the options granted was based upon the Black-Scholes pricing model. The Corporation used the following weighted-average assumptions for:

                                                              2001   2000   1999
                                                              ----   ----   ----
Risk free interest rate.....................................  4.60%  5.34%  6.12%
Volatility factory..........................................   .29%   .30%   .39%
Weighted average life of options (in years).................  6.00   6.00   6.50
Dividend yield..............................................  0.00%  0.00%  0.00%

10.  RETIREMENT PLANS

     The Corporation sponsors a profit-sharing plan that permits participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet certain age and length of service requirements. The Corporation matches contributions at its discretion. The Corporation's contributions to the plan were $243,000, $108,000 and $108,000 in 2001, 2000 and 1999, respectively.

     The Corporation has nonqualified benefit plans that are designed to provide retirement and death benefits to certain executive officers and directors. The benefit amounts are based on the excess amount earned on single premium life insurance policies owned by the Corporation. Under the plan, the Corporation recovers both its investment and opportunity costs before allocating any benefits to the participants. Benefit payments to participants are not guaranteed since they are dependent on the excess earnings generated by the life insurance policies. Payments under these plans are scheduled to begin in 2003 for some participants who will reach retirement age. In connection with the plans, the Corporation has purchased single premium life insurance policies with cash surrender values of approximately

                     THE BANC CORPORATION AND SUBSIDIARIES

$13,704,000 and $12,200,000 at December 31, 2001 and 2000, respectively.
Compensation expense related to these plans totaled $378,000, $401,000 and $140,000 for 2001, 2000 and 1999, respectively.

11.  INCOME TAXES

     The components of the income tax expense are as follows (in thousands):

                                                               2001     2000    1999
                                                              ------   ------   ----
Current:
  Federal...................................................  $2,335   $1,768   $320
  State.....................................................     431      514    154
                                                              ------   ------   ----
Total current expense.......................................   2,766    2,282    474
Deferred tax (benefit) expense..............................  (1,800)  (1,286)    46
                                                              ------   ------   ----
Total income tax expense....................................  $  966   $  996   $520
                                                              ======   ======   ====

     Significant components of the Corporation's deferred tax assets and liabilities as of December 31, 2001 and 2000 are as follows (in thousands):

                                                               2001     2000
                                                              ------   ------
Deferred tax assets:
  Rehabilitation tax credit.................................  $1,986   $2,823
  Provision for loan losses.................................   4,321    2,633
  Alternative minimum tax credit carryover..................     228      143
  Unrealized loss on securities.............................     215      217
  Other.....................................................   1,480      464
                                                              ------   ------
Total deferred tax assets...................................   8,230    6,280
Deferred tax liabilities:
  Difference in book and tax basis of premises and
     equipment..............................................   2,604    2,186
  Depreciation..............................................     434      586
  Other.....................................................      68      182
                                                              ------   ------
Total deferred tax liabilities..............................   3,106    2,954
                                                              ------   ------
Net deferred tax asset......................................  $5,124   $3,326
                                                              ======   ======

                     THE BANC CORPORATION AND SUBSIDIARIES

     The effective tax rate differs from the expected tax using statutory rate of 34%. Reconciliation between the expected tax and the actual income tax expense follows (in thousands):

                                                              2001     2000     1999
                                                             ------   ------   ------
Expected tax expense at 34% of income before taxes.........  $1,243   $1,820   $1,170
Add (deduct):
  Rehabilitation tax credit................................    (522)  (1,259)    (731)
  State income taxes, net of federal tax benefit...........     106      351      102
  Effect of interest income exempt from Federal income
     taxes.................................................    (214)    (267)    (346)
  Nondeductible merger costs...............................      --       --      253
  Basis reduction..........................................     178      428      251
  Increase in cash surrender value of life insurance.......    (202)    (190)    (117)
  Valuation allowance......................................      --       --     (200)
  Other items -- net.......................................     377      113      138
                                                             ------   ------   ------
Income tax expense.........................................  $  966   $  996   $  520
                                                             ======   ======   ======

     The Corporation has available at December 31, 2001 unused rehabilitation tax credits that can be carried forward and utilized against future taxable income. Unused credits and expiration dates are as follows:

YEAR OF EXPIRATION                                             AMOUNT
------------------                                             ------
2020........................................................   $  209
2021........................................................    1,255
2022........................................................      522
                                                               ------
                                                               $1,986
                                                               ======

     This credit was established as a result of the restoration and enhancement of the John A. Hand building, which is designated as an historical structure and serves as the corporate headquarters for the Corporation. This credit is equal to 20% of certain qualified expenditures incurred by the Corporation prior to December 31, 2001. The Corporation is required to reduce its tax basis in the John A. Hand building by the amount of the credit.

     Applicable income tax expense of $525,000, $50,000 and $32,000 on securities gains for the years ended December 31, 2001, 2000 and 1999, respectively, is included in income taxes.

12.  RELATED PARTY TRANSACTIONS

     The Corporation has entered into transactions with its directors, executive officers, significant stockholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. The aggregate amount of loans to such related parties at December 31, 2001 and 2000 were $14,888,000 and $19,900,000, respectively. Activity during the year ended December 31, 2001 is summarized as follows (in thousands):

     BALANCE                                 OTHER         BALANCE
DECEMBER 31, 2000   ADVANCES   REPAYMENTS   CHANGES   DECEMBER 31, 2001
-----------------   --------   ----------   -------   -----------------
19,90$0......        $2,765     $(8,501)     $724          $14,888
-------------       -------    ----------   -------   -------------
-------------       -------    ----------   -------   -------------

                     THE BANC CORPORATION AND SUBSIDIARIES

     At December 31, 2001, the deposits of such related parties in the subsidiary banks amounted to approximately $12,515,000.

     In July 1998, Emerald sold the land and building of its main office building and two branch offices to an entity under the control of certain members of Emerald's Board of Directors for their fair value of approximately $3,794,700. The sales were accounted for under a sale-leaseback arrangement. The deferred gain on the sales amounted to $87,000 and is being amortized into income over the lease terms. At December 31, 2001, the deferred gain amounted to approximately $27,000. Terms of the leases are described in Note 5. Rental expense under these operating leases amounted to approximately $473,000 in 2001 and 2000, respectively.

     The Corporation sold commercial real estate to certain directors realizing gains of $305,000, $161,000, and $340,000 in 2001, 2000 and 1999, respectively.
The Corporation received consideration of $650,000, $250,000, and $500,000 in 2001, 2000 and 1999, respectively, for the commercial real estate sales.

     During 2001, the Corporation, through the parent company and its real estate management subsidiary, received from an affiliated company $180,000 in rental income and $96,000 in personnel and management related fees. As of December 31, 2001, approximately $112,000 in receivables were due from the affiliated company.

13.  COMMITMENTS AND CONTINGENCIES

     The consolidated financial statements do not reflect the Corporation's various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit and standby letters of credit. The following is a summary of the Corporation's maximum exposure to credit loss for loan commitments and standby letters of credit (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Commitments to extend credit................................  $134,768   $109,872
Standby letters of credit...................................     6,706      6,454

     Commitments to extend credit and standby letters of credit all include exposure to some credit loss in the event of nonperformance of the customer. The Corporation's credit policies and procedures for credit commitments and financial guarantees are the same as those for extension of credit that are recorded in the consolidated statement of financial condition. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Corporation.

     During 2001 and subsequent to year end, the Corporation settled various litigation matters. Additionally, Preston Peete v. The Bank et al Case No. CV-00-804, Circuit Court of Morgan County, Alabama, was tried to a jury verdict on November 16, 2001, resulting in a judgment against The Bank for approximately $211,000 in compensatory damages and $422,000 in punitive damages and a judgment in favor of The Bank against Mr. Peete in the amount of $105,000. The net amount awarded to Mr. Peete totaled approximately $528,000. The Corporation adequately provided for estimated loss exposure from these settlements and judgments in the accompanying consolidated financial statements.

     The Corporation is also a defendant or co-defendant in various lawsuits incidental to the banking business. Management, after consultation with legal counsel, believes that liabilities, if any, arising from such litigation and claims will not result in a material adverse effect on the consolidated financial statements of the Corporation.

                     THE BANC CORPORATION AND SUBSIDIARIES

14.  MERGERS AND ACQUISITIONS

     The Corporation completed the following business combinations during 1999:

                                                       TOTAL ASSETS                            ACCOUNTING
DATE                            INSTITUTION            (IN MILLIONS)       CONSIDERATION       TREATMENT
----                            -----------            -------------       -------------       ----------
February 12, 1999....  Emerald Coast Bancshares,            $92        1,379,978 shares of     Pooling
                       Inc.                                            common stock
June 30, 1999........  C&L Banking Corporation               49        1,289,454 shares of     Pooling
                                                                       common stock
June 30, 1999........  C&L Bank of Blountstown               56        838,902 shares of       Pooling
                                                                       common stock
July 13, 1999........  BankersTrust of Alabama, Inc.         35        $1,584,000 cash         Purchase

     In addition, on November 4, 1999, the Corporation purchased three branches in south Alabama with assets totaling approximately $22,000,000 for $1,565,000 in cash.

     The following table presents financial information contributed by the pooled companies during 1999 prior to the consummation of the mergers (in thousands):

                                                              NET INTEREST
                                                                 INCOME      NET INCOME
                                                              ------------   ----------
Emerald.....................................................     $  474         $ 58
C&L.........................................................      1,162          319
Blountstown.................................................        989          166

     On July 13, 1999, the Corporation acquired BankersTrust of Alabama, Inc. ("BankersTrust") in a business combination accounted for as a purchase. BankersTrust was a one-bank holding company operating in north Alabama. The net assets of BankersTrust included loans of $25,000,000 and deposits of $36,000,000. The total cost of the acquisition was $1,624,000, which exceeded the fair value of the net assets of BankersTrust by $5,125,000. The excess is being amortized on a straight-line basis over 15 years.

15.  REGULATORY RESTRICTIONS

     A source of funds available to the Corporation is the payment of dividends by its subsidiary. Banking regulations limit the amount of dividends that may be paid without prior approval of the subsidiary's regulatory agency. Approximately $14,390,000 in retained earnings are available to be paid as dividends by the subsidiary at December 31, 2001.

     The Corporation and its subsidiary are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and its subsidiary must meet specific capital guidelines that involve quantitative measures of the Corporation's and its subsidiary's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation's and its subsidiary's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Corporation and its subsidiary to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as

                     THE BANC CORPORATION AND SUBSIDIARIES
defined) to average assets (as defined). Management believes, as of December 31, 2001 and 2000 that the Corporation and its subsidiary meet all capital adequacy requirements to which they are subject.

     As of December 31, 2001, the most recent notification from the Federal Reserve Bank categorized the Corporation and its subsidiary as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Corporation and its subsidiary must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category:

                                                                           TO BE WELL
                                                       FOR CAPITAL        CAPITALIZED
                                                        ADEQUACY          UNDER PROMPT
                                      ACTUAL            PURPOSES       CORRECTIVE ACTION
                                 -----------------   ---------------   ------------------
                                  AMOUNT    RATIO    AMOUNT    RATIO    AMOUNT     RATIO
                                 --------   ------   -------   -----   ---------   ------
AS OF DECEMBER 31, 2001:
Total Capital (to Risk Weighted
  Assets)
  Corporation..................  $114,538    11.41%  $80,326   8.00%   $100,408    10.00%
  The Bank.....................   103,521    10.40    79,668   8.00      99,585    10.00
Tier I Capital (to Risk
  Weighted Assets)
  Corporation..................    94,785     9.44    40,163   4.00      60,245     6.00
  The Bank.....................    91,072     9.15    39,834   4.00      59,751     6.00
Tier I Capital (to Average
  Assets)
  Corporation..................    94,785     7.92    47,856   4.00      59,820     5.00
  The Bank.....................    91,072     7.61    47,864   4.00      59,830     5.00
AS OF DECEMBER 31, 2000:
Total Capital (to Risk Weighted
  Assets)
  Corporation..................  $ 92,534    11.36%  $65,173   8.00%   $ 81,466    10.00%
  The Bank.....................    83,457    10.22    65,302   8.00      81,627    10.00
Tier I Capital (to Risk
  Weighted Assets)
  Corporation..................    83,577    10.26    32,587   4.00      48,880     6.00
  The Bank.....................    74,500     9.13    32,651   4.00      48,976     6.00
Tier I Capital (to Average
  Assets)
  Corporation..................    83,577     8.47    39,490   4.00      49,362     5.00
  The Bank.....................    74,500     7.61    39,180   4.00      48,974     5.00

16.  FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used by the Corporation in estimating fair values of financial instruments as disclosed herein:

     Cash and short-term instruments. The carrying amounts of cash and short-term instruments, including interest bearing deposits in other banks, federal funds sold and short-term commercial paper, approximate their fair value.

                     THE BANC CORPORATION AND SUBSIDIARIES

     Securities available for sale and securities held to maturity. Fair values for securities are based on quoted market prices. The carrying values of stock in FHLB and Federal Reserve Bank approximate fair values.

     Mortgage loans held for sale. The carrying amounts of mortgage loans held for sale approximate their fair value.

     Net loans. Fair values for variable-rate loans that reprice frequently and have no significant change in credit risk are based on carrying values. Fair values for all other loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

     Accrued interest receivable. The carrying amounts of accrued interest receivable approximate their fair values.

     Deposits. The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit ("CDs") approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

     Advances from FHLB. Rates currently available to the Corporation for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

     Note payable and other borrowed funds. The carrying amounts of note payable and other borrowed funds approximate their fair values.

     Guaranteed preferred beneficial interest in the Corporation's subordinated debentures. Rates currently available to the Corporation for preferred offerings with similar terms and maturities are used to estimate fair value.

     Limitations. Fair value estimates are made at a specific point of time and are based on relevant market information which is continuously changing. Because no quoted market prices exist for a significant portion of the Corporation's financial instruments, fair values for such instruments are based on management's assumptions with respect to future economic conditions, estimated discount rates, estimates of the amount and timing of future cash flows, expected loss experience, and other factors. These estimates are subjective in nature involving uncertainties and matters of significant judgment; therefore, they cannot be determined with precision. Changes in the assumptions could significantly affect the estimates.

                     THE BANC CORPORATION AND SUBSIDIARIES

     The estimated fair values of the Corporation's financial instruments are as follows:

                                             DECEMBER 31, 2001      DECEMBER 31, 2000
                                           ---------------------   -------------------
                                           CARRYING      FAIR      CARRYING     FAIR
                                            AMOUNT      VALUE       AMOUNT     VALUE
                                           --------   ----------   --------   --------
                                                         (IN THOUSANDS)
Financial assets:
  Cash and due from banks................  $ 31,682   $   31,682   $ 36,691   $ 36,691
  Interest bearing deposits in other
     banks...............................       495          495      2,427      2,427
  Federal funds sold.....................    20,000       20,000      3,120      3,120
  Securities available for sale..........    68,847       68,847     91,316     91,316
  Securities held to maturity............        --           --      4,389      4,317
  Mortgage loans held for sale...........     1,131        1,131      4,324      4,324
  Net loans..............................   986,610    1,012,939    799,186    800,614
  Stock in FHLB and Federal Reserve
     Bank................................     8,505        8,505      6,922      6,922
  Accrued interest receivable............     7,562        7,562      8,615      8,615
Financial liabilities:
  Deposits...............................   952,235      962,971    827,304    834,915
  Advances from FHLB.....................   135,900      144,957    104,300    105,359
  Other borrowed funds...................       813          813        534        534
  Guaranteed preferred beneficial
     interest in the Corporation's
     subordinated debentures.............    31,000       33,500     15,000     14,285

17.  OTHER NONINTEREST EXPENSE

     Other noninterest expense consisted of the following (in thousands):

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            2001      2000      1999
                                                           -------   -------   ------
Professional fees........................................  $ 1,984   $ 2,366   $2,196
Directors fees...........................................      475       653      789
Insurance and assessments................................      800       638      478
Postage, stationery and supplies.........................    1,250     1,100    1,161
Advertising..............................................      555       562      372
Foreclosure losses.......................................    1,033       910      907
Fraud loss and litigation settlement.....................      936        12       29
Other operating expense..................................    5,149     3,883    3,343
                                                           -------   -------   ------
Total....................................................  $12,182   $10,124   $9,275
                                                           =======   =======   ======

18.  CONCENTRATIONS OF CREDIT RISK

     All of the Corporation's loans, commitments and standby letters of credit have been granted to customers in the Corporation's market area. The concentrations of credit by type of loan or commitment are set forth in Notes 3 and 13, respectively.

     The Corporation maintains cash balances and federal funds sold at several financial institutions. Cash balances at each institution are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to $100,000. At various times throughout the year cash balances held at these institutions will exceed

                     THE BANC CORPORATION AND SUBSIDIARIES
federally insured limits. The Bank's management monitors these institutions on a quarterly basis in order to determine that the institutions meet
"well-capitalized" guidelines as established by the FDIC.

19.  NET INCOME PER SHARE

     The following table sets forth the computation of basic net income per common share and diluted net income per common share (in thousands, except per share amounts):

                                                           2001      2000      1999
                                                          -------   -------   -------
Numerator:
  For basic and diluted, net income.....................  $ 2,689   $ 4,357   $ 2,920
                                                          =======   =======   =======
Denominator:
  For basic, weighted average common shares
     outstanding........................................   14,272    14,384    14,335
  Effect of dilutive stock options......................       30         3        27
                                                          -------   -------   -------
  Average common shares outstanding, assuming
     dilution...........................................   14,302    14,387    14,362
                                                          =======   =======   =======
Basic net income per common share.......................  $   .19   $   .30   $   .20
                                                          =======   =======   =======
Diluted net income per common share.....................  $   .19   $   .30   $   .20
                                                          =======   =======   =======

20.  PARENT COMPANY

     The condensed financial information for The Banc Corporation (Parent Company only) is presented as follows (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                                2001      2000
                                                              --------   -------
STATEMENTS OF FINANCIAL CONDITION:
Assets:
  Cash......................................................  $  3,283   $ 1,844
  Investment in subsidiaries................................    97,709    81,117
  Loans.....................................................       200        --
  Intangibles, net..........................................       214       245
  Premises and equipment -- net.............................     6,423     6,514
  Other assets..............................................     2,618     1,649
                                                              --------   -------
                                                              $110,447   $91,369
                                                              ========   =======
Liabilities:
  Accrued expenses and other liabilities....................  $  1,635   $ 1,030
  Subordinated debentures...................................    31,959    15,464
Stockholders' equity........................................    76,853    74,875
                                                              --------   -------
                                                              $110,447   $91,369
                                                              ========   =======

                     THE BANC CORPORATION AND SUBSIDIARIES

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           2001      2000      1999
                                                          -------   -------   -------
STATEMENTS OF INCOME:
Income:
  Dividends from subsidiaries...........................  $    67   $    16   $    --
  Interest..............................................       80        50       133
  Other income..........................................    2,366     1,278       837
                                                          -------   -------   -------
                                                            2,513     1,344       970
Expense:
  Directors' fees.......................................       42        54       140
  Salaries and benefits.................................    2,147     1,103       965
  Occupancy expense.....................................      355       240       439
  Interest expense......................................    2,353       930       210
  Other.................................................      844     1,173     1,302
                                                          -------   -------   -------
                                                            5,741     3,500     3,056
                                                          -------   -------   -------
Loss before income taxes and equity in undistributed
  earnings of subsidiaries..............................   (3,228)   (2,156)   (2,086)
Income tax benefit......................................      850     1,072     1,100
                                                          -------   -------   -------
Loss before equity in undistributed earnings of
  subsidiaries..........................................   (2,378)   (1,084)     (986)
Equity in undistributed earnings of subsidiaries........    5,067     5,441     3,906
                                                          -------   -------   -------
Net income..............................................  $ 2,689   $ 4,357   $ 2,920
                                                          =======   =======   =======

                                                           YEAR ENDED DECEMBER 31,
                                                         ----------------------------
                                                           2001      2000      1999
                                                         --------   -------   -------
STATEMENTS OF CASH FLOWS:
Operating activities:
Net income.............................................  $  2,689   $ 4,357   $ 2,920
Adjustments to reconcile net income to net cash used by
  operating activities:
  Amortization and depreciation expense................       219       148       275
  Equity in undistributed earnings of subsidiaries.....    (5,067)   (5,441)   (3,906)
  Gain on sale of property.............................      (305)     (165)     (342)
  Increase (decrease) in other liabilities.............       605       842    (1,587)
  Increase in other assets.............................      (996)   (1,324)      (21)
                                                         --------   -------   -------
Net cash used by operating activities..................    (2,855)   (1,583)   (2,661)
Investing activities:
Purchases of premises and equipment....................      (442)   (3,387)   (3,810)
Proceeds from sale of property.........................       450       450       300
Net cash paid in acquisition...........................        --        --    (1,372)
Capital contribution to subsidiaries...................   (11,495)   (2,064)   (3,995)
                                                         --------   -------   -------
Net cash used in investing activities..................   (11,487)   (5,001)   (8,877)

                     THE BANC CORPORATION AND SUBSIDIARIES

                                                           YEAR ENDED DECEMBER 31,
                                                         ----------------------------
                                                           2001      2000      1999
                                                         --------   -------   -------
Financing activities:
Proceeds from issuance of common stock.................  $     66   $    --   $ 2,170
Purchase of treasury stock.............................      (780)     (210)       --
(Decrease) increase in notes payable...................        --    (7,104)    7,104
Proceeds from issuance of subordinated debentures......    16,495    15,464        --
                                                         --------   -------   -------
Net cash provided by financing activities..............    15,781     8,150     9,274
Net increase (decrease) in cash........................     1,439     1,566    (2,264)
Cash at beginning of year..............................     1,844       278     2,542
                                                         --------   -------   -------
Cash at end of year....................................  $  3,283   $ 1,844   $   278
                                                         ========   =======   =======

21.  SELECTED QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     A summary of the unaudited results of operations for each quarter of 2001 and 2000 follows (in thousands, except per share data):

                                                  FIRST    SECOND     THIRD    FOURTH
                                                 QUARTER   QUARTER   QUARTER   QUARTER
                                                 -------   -------   -------   -------
2001
Total interest income..........................  $22,561   $23,047   $22,823   $21,920
Total interest expense.........................   12,925    12,715    11,882    10,837
Net interest income............................    9,636    10,332    10,941    11,083
Provision for loan losses......................      795       835       925     4,899
Securities gains...............................       37       120       993       233
Distributions on trust preferred securities....      398       397       657       707
Income (loss) before income taxes..............    2,207     1,927     2,296    (2,775)
Net income (loss)..............................    1,579     1,395     1,575    (1,860)
Basic and diluted net income (loss) per
  share........................................      .11       .10       .11      (.13)
2000
Total interest income..........................  $16,649   $17,917   $19,515   $20,954
Total interest expense.........................    8,284     9,220    10,835    11,582
Net interest income............................    8,365     8,697     8,680     9,372
Provision for loan losses......................      888       709     1,869     1,495
Securities gains (losses)......................       --        (3)       76        58
Distributions on trust preferred securities....       --        --        --       504
Income before income taxes.....................    1,273     1,590     1,330     1,160
Net income.....................................      902     1,194     1,367       894
Basic and diluted net income per share.........      .06       .08       .10       .06

22.  SUBSEQUENT EVENTS

     On August 30, 2001 the Corporation and CF Bancshares, Inc. ("CF"), Port St. Joe, Florida signed a Reorganization Agreement and Plan of Merger ("Agreement"). The Agreement was approved by the shareholders of CF on November 28, 2001, subject to regulatory approvals and other conditions. The

                     THE BANC CORPORATION AND SUBSIDIARIES
agreement provides that each CF common shareholder may receive cash or shares of the Corporation's common stock based on the Corporation's stock price of $6.60 per share; the total transaction value will be approximately $15.5 million or approximately $91.27 per share of CF stock. On January 31, 2002, approval was received from the Corporation's primary regulator. On September 30, 2001, CF had approximately $105 million in assets. Post-merger the Corporation's assets will total approximately $1.3 billion on a pro forma basis. The transaction is expected to close in February 2002.

     On February 8, 2002, the Corporation filed a registration statement on Form S-1 for the registration of approximately 3,450,000 shares of common stock to be offered in a secondary public offering. The proceeds from the offering are expected to repay approximately $14,000,000 in outstanding debt, with the remainder used for working capital for future internal growth, possible acquisitions and general corporate purposes. The offering is expected to close during the first quarter of 2002.

23.  SEGMENT REPORTING

     The Corporation has two reportable segments, the Alabama Region and the Florida Region. The Alabama Region consists of operations located throughout the state of Alabama. The Florida Region consists of operations located in the panhandle of Florida. The Corporation's reportable segments are managed as separate business units because they are located in different geographic areas. Both segments derive revenues from the delivery of financial services. These services include commercial loans, mortgage loans, consumer loans, deposit accounts and other financial services.

     The Corporation evaluates performance and allocates resources based on profit or loss from operations. There are no material intersegment sales or transfers. Net interest revenue is used as the basis for performance evaluation rather than its components, total interest revenue and total interest expense. The accounting policies used by each reportable segment are the same as those discussed in Note 1. All costs have been allocated to the reportable segments. Therefore, combined segment amounts agree to the consolidated totals.

                                                                    FLORIDA
                                                   ALABAMA REGION   REGION     COMBINED
                                                   --------------   -------   ----------
2001
Net interest income..............................     $26,878       $15,114   $   41,992
Provision for loan losses........................       5,093         2,361        7,454
Noninterest income...............................       8,364         1,409        9,773
Noninterest expense(1)...........................      28,687         9,810       38,497
Distributions on guaranteed preferred beneficial
  interest in our subordinated debentures........       2,159            --        2,159
Income tax (benefit) expense.....................        (349)        1,315          966
          Net (loss) income......................        (348)        3,037        2,689
Total assets.....................................     855,346       351,059    1,206,405

                     THE BANC CORPORATION AND SUBSIDIARIES

                                                                    FLORIDA
                                                   ALABAMA REGION   REGION     COMBINED
                                                   --------------   -------   ----------
2000
Net interest income..............................     $22,807       $12,307   $   35,114
Provision for loan losses........................       3,526         1,435        4,961
Noninterest income...............................       6,326         1,496        7,822
Noninterest expense(1)...........................      25,324         6,794       32,118
Distributions on guaranteed preferred beneficial
  interest in our subordinated debentures........         504            --          504
Income tax (benefit) expense.....................        (778)        1,774          996
          Net income.............................         557         3,800        4,357
Total assets.....................................     767,559       261,656    1,029,215

1999
Net interest income..............................     $19,321       $ 9,487   $   28,808
Provision for loan losses........................       3,186          (336)       2,850
Noninterest income...............................       4,606         1,558        6,164
Noninterest expense(1)...........................      21,646         7,036       28,682
Income tax (benefit) expense.....................      (1,068)        1,588          520
          Net income.............................         163         2,757        2,920
Total assets.....................................     590,751       236,676      827,427

---------------

(1) Noninterest expense for the Alabama region includes all expenses for the holding company which have not been prorated to the Florida region.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
CF Bancshares, Inc.
Port St. Joe, Florida:

     We have audited the consolidated balance sheets of CF Bancshares, Inc. and Subsidiaries (the "Company") at December 31, 2000 and 1999, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2000 and 1999, and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ HACKER, JOHNSON & SMITH PA
HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 23, 2001

                      CF BANCSHARES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                   AT DECEMBER 31,
                                                              -------------------------
                                                                 2000          1999
                                                              -----------   -----------
                                        ASSETS
Cash and due from banks.....................................  $ 2,784,258   $ 2,280,765
Interest-bearing deposits with banks........................    1,709,783       940,950
                                                              -----------   -----------
          Total cash and cash equivalents...................    4,494,041     3,221,715
Securities held to maturity (fair value of $3,351,714 and
  $1,884,030)...............................................    3,209,308     1,813,696
Loans, net of allowance for loan losses of $289,041 and
  $282,257..................................................   82,241,009    66,419,097
Federal Home Loan Bank stock, at cost.......................      662,500       386,900
Premises and equipment, net.................................    2,467,718     2,121,061
Foreclosed real estate......................................      135,000       135,000
Accrued interest receivable.................................      566,915       408,354
Income taxes receivable.....................................      105,349            --
Deferred income taxes.......................................      151,000       188,000
Other assets................................................      687,256       527,781
                                                              -----------   -----------
          Total.............................................  $94,720,096   $75,221,604
                                                              ===========   ===========

                         LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Noninterest-bearing demand deposits.......................    3,451,583     2,931,691
  Savings and NOW deposits..................................   14,943,816    14,868,503
  Money-market deposits.....................................    6,543,800     5,862,963
  Time deposits.............................................   48,164,193    36,483,276
                                                              -----------   -----------
          Total deposits....................................   73,103,392    60,146,433
  Federal Home Loan Bank advances...........................   13,250,000     7,250,000
  Income taxes payable......................................      143,029
  Other liabilities.........................................      624,197       496,684
                                                              -----------   -----------
          Total liabilities.................................   86,977,589    68,036,146
                                                              -----------   -----------
Commitments and contingencies (Notes 8 and 14)
Stockholders' equity
  Preferred stock, $.01 par value, 1,000,000 shares
     authorized, none issued or outstanding.................           --            --
  Common stock, $.01 par value, 5,000,000 shares authorized,
     169,015 and 168,555 shares issued and outstanding......        1,690         1,686
  Additional paid-in capital................................    1,432,258     1,427,662
  Retained earnings.........................................    6,308,559     5,756,110
                                                              -----------   -----------
          Total stockholders' equity........................    7,742,507     7,185,458
                                                              -----------   -----------
          Total.............................................  $94,720,096   $75,221,604
                                                              ===========   ===========

          See accompanying Notes to Consolidated Financial Statements.

                      CF BANCSHARES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                 YEAR ENDED DECEMBER 31,
                                                           ------------------------------------
                                                              2000         1999         1998
                                                           ----------   ----------   ----------
Interest income:
  Loans..................................................  $6,519,499   $5,173,047   $5,214,357
  Securities held to maturity............................     202,675       59,557        5,598
  Other..................................................     209,814      182,278      280,714
                                                           ----------   ----------   ----------
          Total interest income..........................   6,931,988    5,414,882    5,500,669
                                                           ----------   ----------   ----------
Interest expense:
  Deposits...............................................   3,403,613    2,606,362    2,853,694
  Federal Home Loan Bank advances........................     599,285      350,085      169,494
                                                           ----------   ----------   ----------
          Total interest expense.........................   4,002,898    2,956,447    3,023,188
                                                           ----------   ----------   ----------
          Net interest income............................   2,929,090    2,458,435    2,477,481
Provision for loan losses................................     100,470      173,043       73,585
                                                           ----------   ----------   ----------
          Net interest income after provision for loan
            losses.......................................   2,828,620    2,285,392    2,403,896
                                                           ----------   ----------   ----------
Noninterest income:
  Service charges on deposit accounts....................     298,427      255,678      233,209
  Other service charges and fees.........................     163,085      137,519      112,608
  Gain on sale of developed real estate..................      22,762      614,414           --
  Other..................................................      19,539       34,909       17,875
                                                           ----------   ----------   ----------
          Total noninterest income.......................     503,813    1,042,520      363,692
                                                           ----------   ----------   ----------
Noninterest expenses:
  Salaries and employee benefits.........................   1,019,589    1,096,100      897,469
  Occupancy expense......................................     422,642      381,915      261,700
  Data processing........................................     112,329      103,521       98,788
  Legal and professional.................................      48,376       69,169       60,709
  Federal deposit insurance premium......................      12,971       33,535       37,030
  Stationary and office supplies.........................      71,200       59,161       51,033
  Other..................................................     363,445      311,487      343,263
                                                           ----------   ----------   ----------
          Total noninterest expenses.....................   2,050,552    2,054,888    1,749,992
                                                           ----------   ----------   ----------
Earnings before income taxes.............................   1,281,881    1,273,024    1,017,596
          Income taxes...................................     475,909      472,497      379,065
                                                           ----------   ----------   ----------
Net earnings.............................................  $  805,972   $  800,527   $  638,531
                                                           ==========   ==========   ==========
Earnings per share:
  Basic..................................................  $     4.77   $     4.75   $     3.82
                                                           ==========   ==========   ==========
  Diluted................................................  $     4.76   $     4.74   $     3.78
                                                           ==========   ==========   ==========

          See accompanying Notes to Consolidated Financial Statements.

                      CF BANCSHARES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                          COMMON STOCK     ADDITIONAL                    TOTAL
                                        ----------------    PAID-IN      RETAINED    STOCKHOLDERS'
                                        SHARES    AMOUNT    CAPITAL      EARNINGS       EQUITY
                                        -------   ------   ----------   ----------   -------------
Balance at December 31, 1997..........  167,053   $1,671   $1,412,657   $4,862,377    $6,276,705
Net earnings..........................       --       --           --      638,531       638,531
Cash dividends paid, at $2 per
  share...............................       --       --           --     (334,657)     (334,657)
Shares issued.........................      325        3        3,247           --         3,250
                                        -------   ------   ----------   ----------    ----------
Balance at December 31, 1998..........  167,378    1,674    1,415,904    5,166,251     6,583,829
Net earnings..........................       --       --           --      800,527       800,527
Cash dividends paid, at $1.25 per
  share...............................       --       --           --     (210,668)     (210,668)
Shares issued.........................    1,177       12       11,758           --        11,770
                                        -------   ------   ----------   ----------    ----------
Balance at December 31, 1999..........  168,555    1,686    1,427,662    5,756,110     7,185,458
Net earnings..........................       --       --           --      805,972       805,972
Cash dividends paid, at $1.50 per
  share...............................       --       --           --     (253,523)     (253,523)
Shares issued.........................      460        4        4,596           --         4,600
                                        -------   ------   ----------   ----------    ----------
Balance at December 31, 2000..........  169,015   $1,690   $1,432,258   $6,308,559    $7,742,507
                                        =======   ======   ==========   ==========    ==========

          See accompanying Notes to Consolidated Financial Statements.

                      CF BANCSHARES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------
                                                                  2000          1999          1998
                                                              ------------   -----------   -----------
Cash flows from operating activities:
  Net earnings..............................................  $    805,972   $   800,527   $   638,531
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation............................................       246,310       231,093       159,699
    Provision for loan losses...............................       100,470       173,043        73,585
    Amortization of premiums on securities held to
      maturity..............................................        25,575         4,875            --
    Deferred income tax provision (credit)..................        37,000      (145,000)     (118,000)
    (Increase) decrease in accrued interest receivable and
      other assets..........................................      (318,036)     (120,601)       16,632
    Proceeds from sale of development lots..................        59,092     1,616,500            --
    Cost of development of real estate......................       (36,330)   (1,002,086)           --
    Gain on sale of developed lots..........................       (22,762)     (614,414)           --
    Gains on sale of foreclosed real estate.................        (6,866)      (21,550)       (8,079)
    Increase in other liabilities...........................       127,513       219,620       178,537
    (Decrease) increase in income taxes payable.............      (143,029)      143,029      (173,718)
    (Increase) decrease in income taxes receivable..........      (105,349)       42,194       (42,194)
                                                              ------------   -----------   -----------
        Net cash provided by operating activities...........       769,560     1,327,230       724,993
                                                              ------------   -----------   -----------
Cash flows from investing activities:
  Principal paydowns of securities held to maturity.........       354,352        94,146            --
  Net decrease in interest-bearing deposits with banks......            --       450,000       425,000
  Purchase of securities held to maturity...................    (1,775,539)   (1,912,717)           --
  Proceeds from maturities of securities held to maturity...            --            --       385,000
  Net (increase) decrease in loans..........................   (15,928,104)   (6,404,580)      198,288
  (Purchase) sale of Federal Home Loan Bank stock...........      (275,600)       31,500            --
  Net purchases of premises and equipment...................      (592,967)     (701,890)     (667,125)
  Proceeds from the sale of foreclosed real estate..........        10,000       128,874         1,000
  Net expenditures on foreclosed real estate................         2,588        39,233        (4,680)
                                                              ------------   -----------   -----------
        Net cash provided by (used in) investing
          activities........................................   (18,205,270)   (8,275,434)      337,483
                                                              ------------   -----------   -----------
Cash flows from financing activities:
  Net increase (decrease) in deposits.......................    12,956,959     4,210,603    (5,724,080)
  Cash dividends paid.......................................      (253,523)     (210,668)     (334,657)
  Net increase in Federal Home Loan Bank advances...........     6,000,000     1,000,000     5,400,000
  Issuance of common stock..................................         4,600        11,770         3,250
                                                              ------------   -----------   -----------
        Net cash provided by (used in) financing
          activities........................................    18,708,036     5,011,705      (655,487)
                                                              ------------   -----------   -----------
        Net increase (decrease) in cash and cash
          equivalents.......................................     1,272,326    (1,936,499)      406,989
  Cash and cash equivalents at beginning of year............     3,221,715     5,158,214     4,751,225
                                                              ------------   -----------   -----------
  Cash and cash equivalents at end of year..................  $  4,494,041   $ 3,221,715   $ 5,158,214
                                                              ============   ===========   ===========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest....................  $  3,947,715   $ 2,956,385   $ 3,023,325
                                                              ============   ===========   ===========
  Cash paid during the year for income taxes................  $    687,287   $   432,274   $   712,977
                                                              ============   ===========   ===========
Supplemental disclosure of noncash investing activity:
  Transfers from loans to foreclosed real estate............  $     49,222   $   292,581   $   195,726
                                                              ============   ===========   ===========
  Transfers from foreclosed real estate to loans............  $     43,500   $   101,849   $   176,659
                                                              ============   ===========   ===========

          See accompanying Notes to Consolidated Financial Statements.

                      CF BANCSHARES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 DECEMBER 31, 2000 AND 1999 AND FOR EACH OF THE YEARS IN THE THREE-YEAR PERIOD
                            ENDED DECEMBER 31, 2000

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization. CF Bancshares, Inc. (the "Holding Company") is a unitary thrift holding company and its current business is the ownership and operation of Citizens Federal Savings Bank of Port St. Joe (the "Savings Bank") and Citizens Properties, Inc. Collectively the entities are referred to as the "Company." The Savings Bank provides a variety of community banking services to small and middle-market businesses and individuals through its three banking offices located in Bay, Gulf and Franklin Counties, Florida. Citizens Properties, Inc. was formed for the purpose of holding and managing foreclosed real estate and to purchase and develop real estate.

     Principles of Consolidation. The consolidated financial statements include the accounts of the Holding Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

     Use of Estimates. In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and deferred tax assets.

     Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks and interest-bearing deposits with banks, both of which mature within ninety days.

     Securities Held to Maturity. Securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

     Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

     Discounts and premiums on purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

     Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

     The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well-collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

     All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

     Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the

                      CF BANCSHARES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 DECEMBER 31, 2000 AND 1999 AND FOR EACH OF THE YEARS IN THE THREE-YEAR PERIOD
                     ENDED DECEMBER 31, 2000 -- (CONTINUED)

allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

     The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

     A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

     Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

     Foreclosed Real Estate. Real estate acquired through, or in lieu of, foreclosure, is initially recorded at the lower of fair value or the loan balance plus acquisition costs at the date of foreclosure. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in earnings.

     Income Taxes. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statement and those reported for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against assets which are not likely to be realized.

     Premises and Equipment. Land is carried at cost. Buildings and improvements and furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

     Transfer of Financial Assets. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

                      CF BANCSHARES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 DECEMBER 31, 2000 AND 1999 AND FOR EACH OF THE YEARS IN THE THREE-YEAR PERIOD
                     ENDED DECEMBER 31, 2000 -- (CONTINUED)

     Off-Balance-Sheet Instruments. In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, unused lines of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded.

     Stock Compensation Plans.  Statement of Financial Accounting Standards
(SFAS) No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25.

     Earnings Per Share. Basic earnings per share is computed on the basis of the weighted-average number of common shares outstanding. Diluted earnings per share is computed based on the weighted-average number of shares outstanding plus the effect of outstanding stock options, computed using the treasury stock method.

     Fair Values of Financial Instruments. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

          Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximate their fair value.

          Securities. Fair values for securities are based on quoted market prices.

          Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed-rate mortgage, consumer, commercial real estate and commercial loans are estimated using discounted cash flow analyses, using Office of Thrift Supervision ("OTS") pricing model. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

          Federal Home Loan Bank Stock. Fair value of the Company's investment in Federal Home Loan Bank stock is based on its redemption value, which is its cost of $100 per share.

          Deposit Liabilities. The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using the OTS pricing model.

          Accrued Interest Receivable. The carrying amounts of accrued interest approximate their fair values.

          Off-Balance-Sheet Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

                      CF BANCSHARES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 DECEMBER 31, 2000 AND 1999 AND FOR EACH OF THE YEARS IN THE THREE-YEAR PERIOD
                     ENDED DECEMBER 31, 2000 -- (CONTINUED)

     Future Accounting Requirements.  Financial Accounting Standards
133 -- Accounting for Derivative Investments and Hedging Activities (as amended) requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company will be required to adopt this Statement January 1, 2001. Management does not anticipate that this Statement will have a material impact on the Company.

     Reclassification. For comparability, certain amounts in the 1999 and 1998 financial statements have been reclassified to conform to the 2000 presentation.

2.  SECURITIES HELD TO MATURITY

     Securities have been classified according to management's intent. The carrying amount of securities and their approximate fair values are summarized as follows:

                                                         GROSS        GROSS
                                          AMORTIZED    UNREALIZED   UNREALIZED      FAIR
                                             COST        GAINS        LOSSES       VALUE
                                          ----------   ----------   ----------   ----------
AT DECEMBER 31, 2000 --
  Mortgage-backed securities............  $3,209,308    $142,406        --       $3,351,714
                                          ==========    ========       ===       ==========
AT DECEMBER 31, 1999 --
  Mortgage-backed securities............  $1,813,696    $ 70,334        --       $1,884,030
                                          ==========    ========       ===       ==========

     There were no sales of securities during 2000, 1999 or 1998.

     The Company has pledged certain securities and deposits as collateral for public deposits. At December 31, 2000 securities with a carrying value of $4,620,000 were pledged for such purposes.

                      CF BANCSHARES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 DECEMBER 31, 2000 AND 1999 AND FOR EACH OF THE YEARS IN THE THREE-YEAR PERIOD
                     ENDED DECEMBER 31, 2000 -- (CONTINUED)

3.  LOANS

     The components of loans consist of the following:

                                                                  AT DECEMBER 31,
                                                             -------------------------
                                                                2000          1999
                                                             -----------   -----------
Residential real estate....................................  $42,517,348   $41,414,925
Commercial real estate.....................................   23,249,864    15,787,883
Consumer...................................................   12,230,819     5,283,495
Commercial.................................................    4,355,328     2,568,660
Real estate construction...................................    3,806,831     3,806,300
                                                             -----------   -----------
  Subtotal.................................................   86,160,190    68,861,263
Deduct:
  Net deferred loan fees, premiums and discounts...........     (107,519)      (80,270)
  Undisbursed portion of loans in process..................   (3,522,621)   (2,079,639)
  Allowance for loan losses................................     (289,041)     (282,257)
                                                             -----------   -----------
                                                             $82,241,009   $66,419,097
                                                             ===========   ===========

     An analysis of the change in the allowance for loan losses is summarized as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                    ---------------------------------
                                                      2000        1999        1998
                                                    ---------   ---------   ---------
Balance at beginning of year......................  $ 282,257   $ 206,152   $ 192,893
Provision charged to earnings.....................    100,470     173,043      73,585
Loans charged off.................................   (115,401)   (117,749)    (75,013)
Recoveries........................................     21,715      20,811      14,687
                                                    ---------   ---------   ---------
Balance at end of year............................  $ 289,041   $ 282,257   $ 206,152
                                                    =========   =========   =========

     There were no impaired loans during 2000, 1999 or 1998.

4.  PREMISES AND EQUIPMENT, NET

     Premises and equipment consist of the following:

                                                                  AT DECEMBER 31,
                                                             -------------------------
                                                                2000          1999
                                                             -----------   -----------
Land.......................................................  $   706,849   $   246,320
Buildings and improvements.................................    1,778,527     1,778,527
Furniture, fixtures and equipment..........................    1,009,244       892,911
                                                             -----------   -----------
          Total at cost....................................    3,494,620     2,917,758
Less accumulated depreciation..............................   (1,026,902)     (796,697)
                                                             -----------   -----------
          Premises and equipment, net......................  $ 2,467,718   $ 2,121,061
                                                             ===========   ===========

                      CF BANCSHARES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 DECEMBER 31, 2000 AND 1999 AND FOR EACH OF THE YEARS IN THE THREE-YEAR PERIOD
                     ENDED DECEMBER 31, 2000 -- (CONTINUED)

5.  LOAN SERVICING

     Loans serviced for others are not included in the accompanying consolidated balance sheets and totaled approximately $767,000 and $912,000 at December 31, 2000 and 1999, respectively. There are no custodial escrow balances maintained in connection with the loan servicing.

6.  DEPOSIT ACCOUNTS

     The aggregate amount of time deposits with a minimum denomination of $100,000 was approximately $16.4 million and $9.3 million at December 31, 2000 and 1999, respectively.

     At December 31, 2000, the scheduled maturities of time deposits are as follows:

MATURING IN THE YEAR ENDING                                      AMOUNT
---------------------------                                    -----------
2001........................................................   $30,618,674
2002........................................................     9,269,605
2003........................................................     2,798,627
2004........................................................     1,900,136
2005........................................................     3,577,151
                                                               -----------
                                                               $48,164,193
                                                               ===========

7.  FEDERAL HOME LOAN BANK ADVANCES

     Federal Home Loan Bank of Atlanta ("FHLB") advances are collateralized by all of the Company's FHLB stock and a blanket lien on mortgage loans and are as follows:

                                                                       DECEMBER 31,
                                              WEIGHTED-AVERAGE   ------------------------
MATURING IN THE YEAR ENDING                    INTEREST RATE        2000          1999
---------------------------                   ----------------   -----------   ----------
2000........................................        6.22%        $        --   $1,000,000
2003........................................        4.79%          3,000,000    3,000,000
2005........................................        7.07%          2,000,000           --
2006........................................        6.70%            250,000      250,000
2008........................................        5.95%          3,000,000    3,000,000
2010........................................        6.41%          5,000,000           --
                                                                 -----------   ----------
                                                                 $13,250,000   $7,250,000
                                                                 ===========   ==========

8.  FINANCIAL INSTRUMENTS

     The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit, unused lines of credit and standby letters of credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those

                      CF BANCSHARES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 DECEMBER 31, 2000 AND 1999 AND FOR EACH OF THE YEARS IN THE THREE-YEAR PERIOD
                     ENDED DECEMBER 31, 2000 -- (CONTINUED)

instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

     Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit to customers is essentially the same as that involved in extending loan facilities to customers.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the counterparty.

     The estimated fair values of the Company's financial instruments at December 31, were as follows (in thousands):

                                                         2000                1999
                                                   -----------------   -----------------
                                                   CARRYING    FAIR    CARRYING    FAIR
                                                    AMOUNT    VALUE     AMOUNT    VALUE
                                                   --------   ------   --------   ------
Financial assets:
  Cash and cash equivalents......................  $ 4,494    $4,494    $3,222    $3,222
  Securities held to maturity....................    3,209     3,352     1,814     1,884
  Loans..........................................   82,241    82,669    66,419    66,326
  Federal Home Loan Bank stock...................      135       135       135       135
  Accrued interest receivable....................      567       567       408       408
Financial liabilities:
  Deposit liabilities............................   73,103    73,393    60,146    60,414
  Federal Home Loan Bank advances................   13,250    13,343     7,250     7,043

     A summary of the amounts of the Company's financial instruments with off balance sheet risk follows:

                                                               AT DECEMBER 31,
                                                                    2000
                                                               ---------------
Commitments to extend credit................................     $1,990,000
                                                                 ----------
Unused lines of credit......................................     $2,989,000
                                                                 ----------
Standby letters of credit...................................     $   90,000
                                                                 ==========

9.  CREDIT RISK

     The Company grants real estate and consumer loans to customers primarily in Bay, Gulf and Franklin Counties, Florida. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economies of Bay, Gulf and Franklin Counties.

                      CF BANCSHARES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 DECEMBER 31, 2000 AND 1999 AND FOR EACH OF THE YEARS IN THE THREE-YEAR PERIOD
                     ENDED DECEMBER 31, 2000 -- (CONTINUED)

10.  INCOME TAXES

     Allocations of Federal and state income taxes between current and deferred portions is as follows:

                                                      CURRENT    DEFERRED     TOTAL
                                                     ---------   ---------   --------
YEAR ENDED DECEMBER 31, 2000:
  Federal..........................................  $ 374,598   $  32,000   $406,598
  State............................................     64,311       5,000     69,311
                                                     ---------   ---------   --------
          Total....................................  $ 438,909   $  37,000   $475,909
                                                     =========   =========   ========
YEAR ENDED DECEMBER 31, 1999:
  Federal..........................................    539,512    (124,000)   415,512
  State............................................     77,985     (21,000)    56,985
                                                     ---------   ---------   --------
          Total....................................  $ 617,497   $(145,000)  $472,497
                                                     =========   =========   ========
YEAR ENDED DECEMBER 31, 1998:
  Federal..........................................    438,470    (101,000)   337,470
  State............................................     58,595     (17,000)    41,595
                                                     ---------   ---------   --------
          Total....................................  $ 497,065   $(118,000)  $379,065
                                                     =========   =========   ========

     The reasons for the differences between the statutory Federal income tax rate and the effective tax rates are summarized as follows:

                                   2000                  1999                  1998
                            -------------------   -------------------   -------------------
                                         % OF                  % OF                  % OF
                                        PRETAX                PRETAX                PRETAX
                             AMOUNT    EARNINGS    AMOUNT    EARNINGS    AMOUNT    EARNINGS
                            --------   --------   --------   --------   --------   --------
Tax provision at statutory
  rate....................  $435,839     34.0%    $432,828     34.0%    $345,983     34.0%
  Increases (reductions)
     in taxes resulting
     from:
     State taxes, net of
       Federal benefit....    45,745      3.6       37,611      3.0       27,453      2.7
     Other, net...........    (5,675)     (.5)       2,058       .1        5,629       .6
                            --------     ----     --------     ----     --------     ----
  Income tax provision....  $475,909     37.1%    $472,497     37.1%    $379,065     37.3%
                            ========     ====     ========     ====     ========     ====

     The tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and deferred tax liabilities are presented below.

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Deferred tax assets:
  Allowance for loan losses.................................  $ 60,000   $138,000
  Deferred compensation.....................................   169,000    143,000
  Other.....................................................     2,000      2,000
                                                              --------   --------
     Gross deferred tax assets..............................   231,000    283,000

                      CF BANCSHARES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 DECEMBER 31, 2000 AND 1999 AND FOR EACH OF THE YEARS IN THE THREE-YEAR PERIOD
                     ENDED DECEMBER 31, 2000 -- (CONTINUED)

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
                                                              --------   --------
Deferred tax liabilities:
  FHLB stock dividends......................................   (55,000)   (55,000)
  Premises and equipment....................................   (20,000)   (35,000)
  Charitable contributions..................................        --     (1,000)
  Other.....................................................    (5,000)    (4,000)
                                                              --------   --------
     Gross deferred tax liabilities.........................   (80,000)   (95,000)
                                                              --------   --------
     Net deferred tax asset.................................  $151,000   $188,000
                                                              ========   ========

11.  EARNINGS PER SHARE ("EPS")

     The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations ($ in thousands, except per share amounts).

                                                      FOR THE YEAR ENDED DECEMBER 31,
                       ---------------------------------------------------------------------------------------------
                                   2000                            1999                            1998
                       -----------------------------   -----------------------------   -----------------------------
                                  WEIGHTED-    PER                WEIGHTED-    PER                WEIGHTED-    PER
                                   AVERAGE    SHARE                AVERAGE    SHARE                AVERAGE    SHARE
                       EARNINGS    SHARES     AMOUNT   EARNINGS    SHARES     AMOUNT   EARNINGS    SHARES     AMOUNT
                       --------   ---------   ------   --------   ---------   ------   --------   ---------   ------
Basic EPS:
  Net earnings
    available to
    common
    stockholders.....    $806      168,947    $4.77      $801      168,504    $4.75      $639      167,350    $3.82
                                              =====                           =====                           =====
Effect of dilutive
  securities --
  Incremental shares
    from assumed
    exercise of
    options..........                  258                             597                           1,548
                                   -------                         -------                         -------
Diluted EPS:
  Net earnings
    available to
    common
    stockholders and
    assumed
    conversions......    $806      169,205    $4.76      $801      169,101    $4.74      $639      168,898    $3.78
                         ====      =======    =====      ====      =======    =====      ====      =======    =====

12.  EMPLOYEE STOCK OWNERSHIP PLAN

     The Company has a employee stock ownership plan ("ESOP") for the benefit of its employees. The plan was amended to include a 401(k) plan ("KSOP"), eligible for all persons employed by the Company at least one year who are twenty-one years of age. For the years ended December 31, 2000, 1999 and 1998, the Company's contributions to the plan were $36,340, $30,215 and $28,116, respectively.

                      CF BANCSHARES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 DECEMBER 31, 2000 AND 1999 AND FOR EACH OF THE YEARS IN THE THREE-YEAR PERIOD
                     ENDED DECEMBER 31, 2000 -- (CONTINUED)

13.  RELATED PARTIES

     All loans involving directors and officers were made in the ordinary course of business. Activity with respect to these loans was as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                 2000         1999
                                                              ----------   -----------
Balance at beginning of year................................   $283,609     $ 249,507
Additions...................................................    180,657       319,877
Payments....................................................    (73,337)     (285,775)
                                                               --------     ---------
Balance at end of year......................................   $390,929     $ 283,609
                                                               ========     =========

14.  COMMITMENTS AND CONTINGENCIES

     In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements.

15.  STOCK OPTION PLANS

     The Company has an Incentive Stock Option Plan ("Incentive Plan") and a Stock Option Plan for Outside Directors ("Directors Plan"). Options are granted for a period of ten years and vest at the time of grant. All options granted under the Directors Plan were exercised during the year ending December 31, 1999. A summary of the activity for both the Incentive Plan and the Directors Plan follows:

                                                              PER
                                                             SHARE     NUMBER   AGGREGATE
                                                            EXERCISE     OF      OPTION
                                                             PRICE     SHARES     PRICE
                                                            --------   ------   ---------
Outstanding at December 31, 1997..........................   $10.00    2,292     $22,920
Options exercised.........................................    10.00     (325)      3,250
                                                                       ------    -------
Outstanding at December 31, 1998..........................    10.00    1,967      19,670
Options exercised.........................................    10.00    (1,177)   (11,770)
                                                                       ------    -------
Outstanding at December 31, 1999..........................    10.00      790       7,900
Options exercised.........................................    10.00     (460)     (4,600)
                                                                       ------    -------
Outstanding at December 31, 2000..........................   $10.00      330     $ 3,300
                                                             ======    ------    =======
Available to be granted at December 31, 2000..............             2,820
                                                                       ======

     The weighted-average remaining contractual life of the outstanding stock options at December 31, 2000 and 1999 was three months and fifteen months, respectively.

16.  EMPLOYEE BENEFIT PLANS

     The Company provides a supplemental executive retirement plan for certain of its officers. The terms of the plan agreements provide for a specific percentage of the participants compensation to be accrued for deferred compensation. The Company is accruing interest on these amounts at a rate of 8%. The benefits vest at various times and will be paid upon retirement, death or disability. During 2000, 1999 and 1998 expense relating to this plan amounted to $16,958, $15,658 and $20,832, respectively.

                      CF BANCSHARES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 DECEMBER 31, 2000 AND 1999 AND FOR EACH OF THE YEARS IN THE THREE-YEAR PERIOD
                     ENDED DECEMBER 31, 2000 -- (CONTINUED)

17.  DIRECTORS RETIREMENT PLAN

     The Company provides a nonfunded retirement plan for its directors. The plan agreement provides for a specific amount to be accrued for deferred compensation. The Company is accruing interest on these amounts at 8%. During 2000, 1999 and 1998 expense relating to this plan amounted to $73,222, $199,272 and $120,864, respectively.

18.  REGULATORY MATTERS

     Banking regulations place certain restrictions on dividends and loans or advances made by the Savings Bank to the Holding Company.

     The Savings Bank is subject to various regulatory capital requirements administered by the regulatory banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Savings Bank to maintain minimum amounts and percentages (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to assets (as defined). Management believes, as of December 31, 2000 and 1999, the Savings Bank met all capital adequacy requirements to which they are subject.

     As of December 31, 2000, the most recent notification from the regulatory authorities categorized the Savings Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percentages as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the Savings Bank's category. The Savings Bank's actual capital amounts and percentages are also presented in the table (dollars in thousands).

                                                                           MINIMUM TO BE
                                                                          WELL CAPITALIZED
                                                         FOR CAPITAL        UNDER PROMPT
                                                          ADEQUACY       CORRECTIVE ACTION
                                          ACTUAL          PURPOSES           PROVISIONS
                                      --------------    -------------    ------------------
                                      AMOUNT     %      AMOUNT    %       AMOUNT       %
                                      ------   -----    ------   ----    --------   -------
AS OF DECEMBER 31, 2000:
  Total capital to Risk-Weighted
     assets.........................  $7,507   12.66%   $4,742   8.00%    $5,928     10.00%
  Tier I Capital to Risk-Weighted
     Assets.........................   7,218   12.18     2,371   4.00      3,557      6.00
  Tier I Capital to Total Assets....   7,218    7.69     3,756   4.00      4,695      5.00
AS OF DECEMBER 31, 1999:
  Total capital to Risk-Weighted
     assets.........................   6,945   14.83     3,746   8.00      4,682     10.00
  Tier I Capital to Risk-Weighted
     Assets.........................   6,663   14.23     1,873   4.00      2,809      6.00
  Tier I Capital to Total Assets....   6,663    8.90     2,993   4.00      3,742      5.00

                      CF BANCSHARES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 DECEMBER 31, 2000 AND 1999 AND FOR EACH OF THE YEARS IN THE THREE-YEAR PERIOD
                     ENDED DECEMBER 31, 2000 -- (CONTINUED)

19.  PARENT COMPANY ONLY FINANCIAL STATEMENTS

     Condensed financial statements of the Holding Company are presented below.

                            CONDENSED BALANCE SHEETS

                                                                  AT DECEMBER 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
                                       ASSETS
Cash and cash equivalents...................................  $  119,016   $  117,554
Investment in wholly-owned subsidiaries.....................   7,564,554    7,003,175
Other assets................................................      58,937       64,729
                                                              ----------   ----------
  Total.....................................................  $7,742,507   $7,185,458
                                                              ==========   ==========
                                STOCKHOLDERS' EQUITY
Stockholders' equity........................................  $7,742,507   $7,185,458
                                                              ==========   ==========

                        CONDENSED STATEMENTS OF EARNINGS

                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                         2000       1999       1998
                                                       --------   --------   --------
Revenues.............................................  $     --   $     --   $  1,415
Expenses.............................................   (15,407)   (23,450)   (22,771)
                                                       --------   --------   --------
  Loss before earnings of subsidiaries...............   (15,407)   (23,450)   (21,356)
Earnings of subsidiaries.............................   821,379    823,977    659,887
                                                       --------   --------   --------
  Net earnings.......................................  $805,972   $800,527   $638,531
                                                       ========   ========   ========

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                         YEAR ENDED DECEMBER 31,
                                                    ---------------------------------
                                                      2000        1999        1998
                                                    ---------   ---------   ---------
Cash flows from operation activities:
  Net earnings....................................  $ 805,972   $ 800,527   $ 638,531
  Adjustments to reconcile net earnings to net
     cash used in operating activities:
     Equity in undistributed earnings of
       subsidiaries...............................   (821,379)   (823,977)   (659,887)
     Net decrease (increase) in other assets......      5,792      (1,783)     24,114
                                                    ---------   ---------   ---------
          Net cash (used in) provided by operating
            activities............................     (9,615)    (25,233)      2,758

                      CF BANCSHARES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 DECEMBER 31, 2000 AND 1999 AND FOR EACH OF THE YEARS IN THE THREE-YEAR PERIOD
                     ENDED DECEMBER 31, 2000 -- (CONTINUED)

                                                         YEAR ENDED DECEMBER 31,
                                                    ---------------------------------
                                                      2000        1999        1998
                                                    ---------   ---------   ---------
                                                    ---------   ---------   ---------
Cash flows from investing activity --
  Investment in subsidiary........................  $      --   $      --   $ (20,000)
                                                    ---------   ---------   ---------
Cash flows from financing activities:
  Dividends from subsidiary.......................    260,000     275,000     400,001
  Shares issued...................................      4,600      11,770       3,250
  Cash dividends paid.............................   (253,523)   (210,668)   (334,657)
                                                    ---------   ---------   ---------
          Net cash provided by financing
            activities............................     11,077      76,102      68,594
                                                    ---------   ---------   ---------
Net increase in cash and cash equivalents.........      1,462      50,869      51,352
Cash and cash equivalents at beginning of the
  year............................................    117,554      66,685      15,333
                                                    ---------   ---------   ---------
Cash and cash equivalents at end of year..........  $ 119,016   $ 117,554   $  66,685
                                                    =========   =========   =========

20.  MERGER (UNAUDITED)

     On August 30, 2001, the Company entered into a definitive agreement (the "Agreement") to merge with The Banc Corporation. Under the terms of the Agreement, The Banc Corporation will pay cash or exchange shares of its common stock for all outstanding shares of the Company. The merger is subject to both regulatory and stockholder approval.

                      CF BANCSHARES, INC. AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET

                                                               SEPTEMBER 30,
                                                                   2001
                                                               -------------
                                                                (UNAUDITED)
                                   ASSETS
Cash and due from banks.....................................   $  3,800,325
Interest-bearing deposits with banks........................      5,808,520
                                                               ------------
          Total cash and cash equivalents...................      9,608,845
Securities held to maturity (fair value of $2,679,987)......      2,672,585
Loans, net of allowance for loan losses of $357,895.........     87,739,125
Federal Home Loan Bank stock, at cost.......................        812,500
Premises and equipment, net.................................      2,335,058
Foreclosed real estate......................................        172,976
Accrued interest receivable.................................        603,888
Income taxes receivable.....................................         99,318
Deferred income taxes.......................................        151,000
Other assets................................................        740,848
                                                               ------------
       Total................................................   $104,936,143
                                                               ============

                    LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Noninterest-bearing demand deposits.......................      6,415,000
  Savings and NOW deposits..................................     16,675,439
  Money-market deposits.....................................     11,189,649
  Time deposits.............................................     44,737,453
                                                               ------------
          Total deposits....................................     79,017,541
  Federal Home Loan Bank advances...........................     16,250,000
  Other liabilities.........................................      1,302,151
                                                               ------------
          Total liabilities.................................     96,569,692
                                                               ------------
Stockholders' equity:
  Preferred stock, $.01 par value, 1,000,000 shares
     authorized, none issued or outstanding.................             --
  Common stock, $.01 par value 5,000,000 shares authorized;
     169,345 shares issued and outstanding..................          1,693
  Additional paid-in capital................................      1,435,555
  Retained earnings.........................................      6,929,203
                                                               ------------
          Total stockholders' equity........................      8,366,451
                                                               ------------
          Total liabilities and stockholders' equity........   $104,936,143
                                                               ============

     See Accompanying Notes to Condensed Consolidated Financial Statements.

                      CF BANCSHARES, INC. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              -----------------------
                                                                 2001         2000
                                                              ----------   ----------
                                                                    (UNAUDITED)
Interest income:
  Loans.....................................................  $5,613,339   $4,768,713
  Securities held to maturity...............................     163,947      112,093
  Other.....................................................     168,728      145,128
                                                              ----------   ----------
          Total interest income.............................   5,946,014    5,025,934
                                                              ----------   ----------
Interest expense:
  Deposits..................................................   2,770,321    2,442,598
  Federal Home Loan Bank advances...........................     674,820      408,839
                                                              ----------   ----------
          Total interest expense............................   3,445,141    2,851,437
                                                              ----------   ----------
          Net interest income...............................   2,500,873    2,174,497
Provision for loan losses...................................     145,425       69,760
                                                              ----------   ----------
          Net interest income after provision for loan
            losses..........................................   2,355,448    2,104,737
                                                              ----------   ----------
Noninterest income:
  Service charges on deposit accounts.......................     249,671      218,805
  Other service charges and fees............................     139,016      126,087
  Gain on sale of developed real estate.....................          --       22,761
  Other.....................................................      22,623       14,236
                                                              ----------   ----------
          Total noninterest income..........................     411,310      381,889
                                                              ----------   ----------
Noninterest expenses:
  Salaries and employee benefits............................     761,532      753,896
  Occupancy expense.........................................     354,085      316,012
  Data processing...........................................      90,977       84,843
  Legal and professional....................................      44,977       43,916
  Federal deposit insurance premium.........................      10,443        9,452
  Stationery and office supplies............................      68,276       52,199
  Other expense.............................................     242,569      256,329
                                                              ----------   ----------
          Total noninterest expenses........................   1,572,859    1,516,647
                                                              ----------   ----------
Earnings before income taxes................................   1,193,899      969,979
          Income taxes......................................     446,306      360,091
                                                              ----------   ----------
Net earnings................................................  $  747,593   $  609,888
                                                              ==========   ==========
Basic earnings per share....................................  $     4.42   $     3.61
                                                              ==========   ==========
Diluted earnings per share..................................  $     4.42   $     3.61
                                                              ==========   ==========
Dividends per share.........................................  $     0.75   $     1.50
                                                              ==========   ==========

     See Accompanying Notes to Condensed Consolidated Financial Statements.

                      CF BANCSHARES, INC. AND SUBSIDIARIES

           CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      NINE MONTHS ENDED SEPTEMBER 30, 2001

                                            COMMON STOCK     ADDITIONAL                   TOTAL
                                          ----------------    PAID-IN     RETAINED    STOCKHOLDERS'
                                          SHARES    AMOUNT    CAPITAL     EARNINGS       EQUITY
                                          -------   ------   ----------   ---------   -------------
Balance at December 31, 2000............  169,015   $1,690   1,432,258    6,308,559     7,742,507
Net earnings for the nine months ended
  September 30, 2001 (unaudited)........       --       --          --      747,593       747,593
Cash dividends (unaudited)..............       --       --          --     (126,949)     (126,949)
Shares issued from exercise of stock
  options (unaudited)...................      330        3       3,297           --         3,300
                                          -------   ------   ---------    ---------     ---------
Balance at September 30, 2001
  (unaudited)...........................  169,345   $1,693   1,435,555    6,929,203     8,366,451
                                          =======   ======   =========    =========     =========

     See Accompanying Notes to Condensed Consolidated Financial Statements.

                      CF BANCSHARES, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     NINE MONTHS
                                                                 ENDED SEPTEMBER 30,
                                                              --------------------------
                                                                 2001           2000
                                                              -----------   ------------
                                                                     (UNAUDITED)
Cash flows from operating activities:
  Net earnings..............................................  $   747,593   $    609,888
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation............................................      192,057        185,772
    Provision for loan losses...............................      145,425         69,760
    Amortization of premiums on securities held to
     maturity...............................................       23,018         17,689
    Increase in accrued interest receivable and other
     assets.................................................      (90,565)      (369,040)
    Proceeds from sale of development lots..................           --         59,092
    Cost of development of real estate......................           --        (36,330)
    Gain on sale of developed lots..........................           --        (22,762)
    Write down of foreclosed real estate....................           --          1,672
    Gain on sale of foreclosed real estate..................      (12,128)        (4,711)
    Increase in other liabilities...........................      677,954        948,716
    Decrease in income taxes payable........................           --       (143,029)
    Decrease (increase) in income taxes receivable..........        6,031        (24,880)
                                                              -----------   ------------
         Net cash provided by operating activities..........    1,689,385      1,291,837
                                                              -----------   ------------
Cash flows from investing activities:
  Principal paydowns of securities held to maturity.........      513,705        165,936
  Purchase of securities held to maturity...................           --     (1,431,871)
  Net increase in loans.....................................   (5,680,689)   (12,623,064)
  Purchase of Federal Home Loan Bank stock..................     (150,000)      (175,600)
  Net purchases of premises and equipment...................      (59,397)      (515,343)
  Proceeds from the sale of foreclosed real estate..........       11,300             --
                                                              -----------   ------------
         Net cash used in investing activities..............   (5,365,081)   (14,579,942)
                                                              -----------   ------------
Cash flows from financing activities:
  Net increase in deposits..................................    5,914,149     12,178,487
  Cash dividends paid.......................................     (126,949)      (253,523)
  Net increase in Federal Home Loan Bank advances...........    3,000,000      4,000,000
  Issuance of common stock..................................        3,300          4,600
         Net cash provided by financing activities..........    8,790,500     15,929,564
                                                              -----------   ------------
         Net increase in cash and cash equivalents..........    5,114,804      2,641,459
  Cash and cash equivalents at beginning of period..........    4,494,041      3,221,715
                                                              -----------   ------------
  Cash and cash equivalents at end of period................  $ 9,608,845   $  5,863,174
                                                              ===========   ============
Supplemental disclosure of cash flow information:
  Cash paid during the period for interest..................  $ 3,443,360   $  2,816,027
                                                              ===========   ============
  Cash paid during the period for income taxes..............  $   440,097   $    403,000
                                                              ===========   ============
Supplemental disclosure of noncash investing activity:
  Transfer from loans to foreclosed real estate.............  $   424,054   $     47,398
                                                              ===========   ============
  Transfer from foreclosed real estate to loans.............  $   386,906   $     52,591
                                                              ===========   ============

     See Accompanying Notes to Condensed Consolidated Financial Statements.

                      CF BANCSHARES, INC. AND SUBSIDIARIES

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     General. In the opinion of management, the accompanying condensed consolidated financial statements of CF Bancshares, Inc. (the "Company") contain all adjustments (consisting principally of normal recurring accruals) necessary to present fairly the financial position at September 30, 2001, and the results of operations and the cash flows for the nine-month periods ended September 30, 2001 and 2000. The results of operations for the nine months ended September 30, 2001 are not necessarily indicative of the results to be expected for the full year.

2.  LOAN IMPAIRMENT AND LOSSES

     At September 30, 2001 and 2000 management had not identified any impaired loans. The activity in the allowance for loan losses is as follows:

                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                2001        2000
                                                              --------    --------
Balance at beginning of period..............................  $289,041    $282,257
Provision for loan losses...................................   145,425      69,760
Loan charge-offs............................................   (89,571)    (84,193)
Recoveries..................................................    13,000       7,000
                                                              --------    --------
Balance at end of period....................................  $357,895    $274,824
                                                              ========    ========

3.  EARNINGS PER SHARE ("EPS")

     The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations ($ in thousands, except per share amounts).

                                              NINE MONTHS ENDED SEPTEMBER 30,
                               -------------------------------------------------------------
                                           2001                            2000
                               -----------------------------   -----------------------------
                                          WEIGHTED-    PER                WEIGHTED-    PER
                                           AVERAGE    SHARE                AVERAGE    SHARE
                               EARNINGS    SHARES     AMOUNT   EARNINGS    SHARES     AMOUNT
                               --------   ---------   ------   --------   ---------   ------
Basic EPS:
  Net earnings available to
     common stockholders.....    $748      169,070    $4.42      $610      168,923    $3.61
                                 ====                 =====      ====                 =====
Effect of dilutive
  securities:
  Incremental shares from
     assumed exercise of
     options.................                   --                             248
                                           -------                         -------
Diluted EPS:
  Net earnings available to
     common stockholders and
     assumed conversions.....    $748      169,070    $4.42      $610      169,171    $3.61
                                 ====      =======    =====      ====      =======    =====

4.  REGULATORY MATTERS

     The Savings Bank is subject to various regulatory capital requirements administered by various regulatory banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that

                      CF BANCSHARES, INC. AND SUBSIDIARIES

                   NOTES TO CONDENSED CONSOLIDATED FINANCIAL
                     STATEMENTS (UNAUDITED) -- (CONTINUED)

involve quantitative measures of the Savings Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Savings Bank to maintain minimum amounts and percentages (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, at September 30, 2001, that the Savings Bank meets all capital adequacy requirements to which it is subject.

     As of September 30, 2001, the most recent notification from the regulatory authorities categorized the Savings Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Savings Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percentages as set forth in the table. There are no conditions or events since that notification that management believes have changed the Savings Bank's category. The Savings Bank's actual capital amounts and percentages are also presented in the table (dollars in thousands).

                                                                                   TO BE
                                                                              WELL CAPITALIZED
                                                            MINIMUM FOR         UNDER PROMPT
                                                         CAPITAL ADEQUACY    CORRECTIVE ACTION
                                            ACTUAL           PURPOSES            PROVISIONS
                                        --------------   -----------------   ------------------
                                        AMOUNT     %      AMOUNT      %       AMOUNT       %
                                        ------   -----   --------   ------   --------   -------
AT SEPTEMBER 30, 2001:
  Total capital (to Risk-Weighted
     Assets)..........................  $8,080   12.13%   $5,330     8.00%    $6,662     10.00%
  Tier I Capital (to Risk-Weighted
     Assets)..........................   7,722   11.59     2,665     4.00      3,997      6.00
  Tier I Capital (to Average
     Assets)..........................   7,722    7.75     3,985     4.00      4,981      5.00

5.  MERGER

     On August 30, 2001, the Company entered into a definitive agreement (the "Agreement") to merge with The Banc Corporation. Under the terms of the Agreement, The Banc Corporation will pay cash or exchange shares of its common stock for all outstanding shares of the Company. The merger is subject to both regulatory and stockholder approval.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,000,000 SHARES

                                 (BANCORP LOGO)

                                  COMMON STOCK

                        -------------------------------

                                   PROSPECTUS
                        -------------------------------

Sandler O'Neill & Partners, L.P.                              Trident Securities

                                 March 19, 2002

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